
2021
PROXY
STATEMENT
NorthWestern Energy
Delivering a Bright Future
DEERE

This proxy statement contains information related to the solicitation of proxies by the Board of Directors (the Board) of NorthWestern Corporation d/b/a NorthWestern Energy (NorthWestern, the company, we, us, or our) in connection with our 2021 Annual Meeting of Shareholders. See the Proxy Statement Glossary on the inside back cover for additional definitions used in the proxy statement.

IMPORTANT VOTING INFORMATION

If you owned shares of NorthWestern Corporation common stock at the close of business on February 22, 2021 (the Record Date), you are entitled to one vote per share upon each matter presented at the annual meeting of shareholders to be held virtually, via the internet, on April 22, 2021. Shareholders whose shares are held in an account at a brokerage firm, bank, or other nominee (*i.e.*, in "street name") will need to obtain a proxy from the broker, bank, or other nominee that holds their shares authorizing them to vote at the annual meeting.

Your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at this shareholders meeting, except on the ratification of our appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2021, unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares via telephone or the internet. For your vote to be counted, you will need to communicate your voting decisions to your broker, bank, or other financial institution before the date of the annual meeting.

YOUR VOTE IS IMPORTANT

Your vote is important. Our Board strongly encourages you to exercise your right to vote. Voting early helps ensure that we receive a quorum of shares necessary to hold the annual meeting.

ASSISTANCE

If you have any questions about the proxy voting process, please contact the broker, bank, or other financial institution where you hold your shares. The Securities and Exchange Commission also has a website (www.sec.gov/spotlight/proxymatters.shtml) with more information about your rights as a shareholder. You also may contact our Investor Relations Department by phone at (605) 978-2945 or by email at *investor.relations@northwestern.com*.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 22, 2021

The Notice of Annual Meeting, Proxy Statement, and 2020 Annual Report to Shareholders are available on the internet at *www.proxyvote.com*.

ATTENDING THE ANNUAL MEETING VIRTUALLY

We are choosing to hold the Annual Meeting of Shareholders virtually due to the COVID-19 pandemic, taking into consideration the safety of our shareholders and employees. Only shareholders of record or their legal proxy holders as of the record date or our invited guests may participate in the virtual annual meeting. If you wish to participate in the virtual annual meeting and your shares are held in street name at a brokerage firm, bank, or other nominee, you will need the 16-digit control number that can be found on your Annual Meeting Notice.

A replay of the Annual Meeting will be available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Presentations and Webcasts* through April 22, 2022.




NorthWestern
Energy



Notice of 2021 Annual Meeting and Proxy Statement

March 5, 2021

Dear Fellow NorthWestern Corporation Shareholder:

You are cordially invited to attend the **2021 Virtual Annual Meeting of Shareholders** to be held on **Thursday, April 22, 2021, at 10:00 a.m. Mountain Daylight Time** at *www.virtualshareholdermeeting.com/NWE2021*. We're choosing to hold the Annual Meeting of Shareholders virtually due to the COVID-19 pandemic, taking into consideration the safety of our shareholders and employees.

At the meeting, shareholders will be asked to elect the Board of Directors, to ratify the appointment of our independent registered public accounting firm for 2021, to approve our equity compensation plan, to hold an advisory "say-on-pay" vote on the compensation of our named executive officers and to transact any other matters and business as may properly come before the annual meeting or any postponement or adjournment of the annual meeting. The proxy statement included with this letter provides you with information about the annual meeting and the business to be conducted.

YOUR VOTE IS IMPORTANT. We urge you to read this proxy statement carefully. Whether or not you plan to attend the virtual annual meeting online, we encourage you to vote promptly through the internet, by telephone, or by mail.

For details on how to access the virtual annual meeting, please see the information under the caption "*Attending the Annual Meeting Virtually*" below. If you are unable to attend our virtual annual meeting, a webcast will be available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Presentations and Webcasts*, for one year after the meeting.

Thank you for your continued support of NorthWestern Corporation.

Very truly yours,

Robert C. Rowe
Chief Executive Officer

3010 West 69th Street | Sioux Falls, SD 57108

Table of Contents

Annual Meeting Notice 1

Proxy Summary 2

- 2020 Executive Pay Overview 2
- ESG Sustainability 3

Items of Business to Be Considered at the Annual Meeting 6

- Proposal 1 – Election of Directors 6
- Proposal 2 – Ratification of Deloitte & Touche LLP as the Independent Registered Public Accounting Firm for 2021 8
- Proposal 3 – Approve Equity Compensation Plan 10
- Proposal 4 – Advisory Vote to Approve Named Executive Officer Compensation 13

Executive Pay 14

- Compensation Discussion and Analysis 14
- Compensation Committee Report 36
- 2020 Executive Pay 37
- 2020 Director Pay 45

Audit Committee Report 46

Corporate Governance 47

- Board of Directors 48
- Board Diversity 49
- Individual Directors 50
- Board Independence 55
- Board Committees 56
- Other Governance Practices 60

Stock Information 62

- Who Owns Our Stock 62
- Stock for Compensation Plans 64

Annual Meeting Information 65

- Voting Procedures 65
- General Information 67

Appendix 70

- Equity Compensation Plan Summary 70
- Equity Compensation Plan 81

Proxy Statement Glossary (inside back cover)





Notice

2021 Annual Meeting of Shareholders

Shareholders owning NorthWestern Corporation common stock at the close of business on February 22, 2021, the record date, or their legal proxy holders, are entitled to vote at the virtual annual meeting. Only our shareholders, their legal proxy holders as of the record date, or our invited guests may participate in the annual meeting. We're choosing to hold the Annual Meeting of Shareholders virtually due to the COVID-19 pandemic, taking into consideration the safety of our shareholders and employees.

Meeting Date: April 22, 2021
Meeting Time: 10:00 a.m. Mountain Daylight Time
Location: www.virtualshareholdermeeting.com/NWE2021
Record Date: February 22, 2021

Annual Meeting Business:

On or about March 5, 2021, we mailed to our shareholders either (1) a Notice of Internet Availability of Proxy Materials, which indicates how to access our proxy materials on the internet, or (2) a copy of our proxy statement, a proxy card, and our 2020 Annual Report.

	Proposal	Board Recommendation	Page
1	Election of Directors	☑ FOR each director nominee	6
2	Ratification of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for 2021	☑ FOR	8
3	Approve Equity Compensation Plan	☑ FOR	10
4	Advisory Vote to Approve Named Executive Officer Compensation	☑ FOR	13

By Order of the Board of Directors,

Timothy P. Olson
Corporate Secretary

Proxy Summary

Items of Business

	Proposal	Board Recommendation	Page
1	Election of Directors	☑ FOR each director nominee	6
2	Ratification of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for 2021	☑ FOR	8
3	Approve Equity Compensation Plan	☑ FOR	10
4	Advisory Vote to Approve Named Executive Officer Compensation	☑ FOR	13

2020 Executive Pay Overview

Alignment of Pay with Shareholder and Customer Interests

Our executive pay program is designed to align the long-term interests of our executives, shareholders, and customers. Approximately 78 percent of the compensation of our CEO and about 60 percent of the compensation of our other named executive officers is at risk in the form of performance-based incentive awards. Our Board establishes the metrics and targets for these incentive awards, based upon advice from the Board's independent compensation consultant. The 2020 performance metrics did not change from 2019. We also require our executives to retain meaningful ownership of our stock (from 2x to 6x their annual base salary). This compensation structure encourages our executives to focus on short- and long-term performance and provides a reward to our executives, shareholders, and customers when we achieve our financial and operating objectives. Our CEO to median employee pay ratio for 2020 was 25:1.

Executive Pay Components at a Glance

		Percent of Total Compensation		
Component	**Description**	**CEO**	**Other NEO Avg.**	**Changes in 2020**
Base Salary *Fixed, paid in cash*	Target middle of competitive range of peer group, with adjustments for trade area economics, turnover, tenure, and experience	22%	40%	Named executive officers received the same 2.7 percent cost of living adjustment provided to employees; one named executive officer received an additional increase to remain market competitive
Annual Cash Incentive *Variable, paid in cash*	Based on net income, safety, reliability, and customer satisfaction metrics and individual performance	22%	20%	Updated performance targets
Long-Term Incentive Program Awards *Variable, paid in equity*	Based on earnings per share, return on average equity and relative total shareholder return performance over a three-year vesting period	43%	31%	Updated performance targets
Executive Retention / Retirement Program Awards *Variable, paid in equity*	Based on net income performance over a five-year vesting period; paid over five-year period following separation from service	13%	9%	Increased target opportunity for one named executive officer to align with market

Performance Against Incentive Targets

In 2020, we managed our business through the challenges of the COVID-19 pandemic, which caused a decrease in net income from 2019, but we had our best ever safety year and again achieved all-time high customer satisfaction. For the three-year period ending December 31, 2020, we achieved an average return on equity of 9.4 percent and a total shareholder return of 10.0 percent, while our EPS growth rate was negative 1.3 percent. Due to the challenges associated with the pandemic, we failed to achieve target performance for our 2020 annual incentive awards and our long-term incentive awards, as reflected in the tables below.

2020 Annual Cash Incentive Outcome	
Financial (55%) – % of Target Achieved	50 %
Safety (15%) – % of Target Achieved	131 %
Reliability (15%) – % of Target Achieved	76 %
Cust. Sat. (15%) – % of Target Achieved	104 %
Total Funding	**74 %**

2018 Long-Term Incentive Program Vesting	
ROAE / Avg. EPS Growth – % of Target Achieved	—
Relative TSR – % of Target Achieved	100 %
Total Payout to Participants*	**50 %**

* Each component weighted 50% for total payout

Shareholder Feedback on Executive Pay

At our 2020 virtual annual meeting, shareholders approved our 2019 named executive officer pay by 98.5 percent of the votes cast. In light of the overwhelming approval from our shareholders, we have not changed the overall structure of our named executive officer pay program for 2020. We continue to use the same executive pay components and operate within the parameters our shareholders previously approved.

ESG Sustainability

In 2020, we increased our focus on environmental, social, and governance (ESG) sustainability. To support our ESG efforts, we appointed a cross-functional committee of company leaders, chaired by our president and chief operating officer, to identify opportunities to effectively communicate our ESG story. As a public utility, we are stewards of critical infrastructure and providers of essential services. We have an obligation to ensure sustainable long-term strategies and practices to meet today's needs while preparing for tomorrow's demands.

Our business practices reflect a respect for, and a commitment to, ESG sustainability, including:

- Being good stewards of natural and cultural resources, complying with the spirit as well as the letter of environmental laws and regulations, and continuing to reduce our carbon emissions over time.
- Providing safe, reliable, and affordable energy, while offering solutions that meet our customers' needs.
- Taking care of our most valuable assets – our employees – by providing a safe work environment, a positive team culture and competitive pay and benefits.
- Supporting economic development in our communities so our customers and employees are proud of their neighborhoods and give back to their communities.
- Conducting business with integrity, while ensuring transparency and accountability and meeting our responsibilities to all stakeholders.

To support these priorities, our internal ESG committee began by researching various ESG disclosure options and developing a strategy to gather ESG information for disclosure. During 2020, **we created an ESG Sustainability portal** on our website (*northwesternenergy.com/our-company/investor-relations/ESG-Sustainability*) to collate our ESG data in one publicly available location. Our ESG page (a) includes statements regarding our ESG commitment, (b) reports **key sustainability statistics**, and (c) discloses numerous corporate policies related to ESG matters, such as our employee and supplier codes of conduct, environmental policy, anti-harassment policy, and human rights policy.

The key sustainability statistics report provides considerable data regarding our ESG initiatives. Highlights of that report are reflected in the following pages.

Environmental Sustainability

We have committed to reduce the carbon intensity of our electric energy portfolio for Montana 90 percent by 2045 from a 2010 baseline. Today, **our generation resource portfolio is 57 percent carbon-free**, based on nameplate megawatts of owned and contracted resources company-wide, nearly two times better than the national average of 29 percent.

Our vision for the future builds on the progress we already have made. The foundation of our vision for future energy generation is our hydro system, which is 100 percent carbon free and is available 24 hours a day, 365 days a year. Wind generation is a close second and continues to grow. While utility-scale solar energy is not a significant portion of our energy mix today, we expect it to evolve along with advances in energy storage. We are committed to working with our customers and communities to help them achieve their sustainability goals and add new technology on our system. The timeline below and to the right showcases (with blue text) the carbon-free resources we recently have added to our portfolio.


57% Carbon Free Nameplate Portfolio
vs.
29% National Average
2020 Carbon-Free Owned & Long Term
Contracted Nameplate Generation Resources
(As a Percentage of Total Nameplate MW Capacity)
70%
60%
50%
40%
30%
20%
10%
0%
Geothermal / Other
Pumped Storage
Solar
Hydroelectric
Wind
Nuclear
29%
34%
65%
57%
United States (2019)
NorthWestern (South Dakota)
NorthWestern (Montana)
NorthWestern (Total Company)


NorthWestern Energy - Timeline of Owned and
Long-Term Contracted Electric Portfolio by Capacity
2022E
2021E
2020
2019
2018
2017
2016
2015
2014
2013
2012
2011
2010
2009
2008
Prior to 2008
Huron Peaker (SD) 60 MW
Mobile Peaker Units (SD) 7.5 MW
Hydro Reduction (3.5) MW
Hydro Add 2.7 MW
Two Dot 11 MW
Hydro Add 2 MW
Beethoven (SD) 80 MW
Hydro Dams 446 MW**
Aberdeen Unit 2 (SD) 52 MW
Spion Kop 40 MW
DGGS 150 MW
Colstrip Unit-4 222 MW
Various Diesel, Natural Gas, Fuel Oil (SD) 61.4 MW
Big Stone, Coyote & Neal (SD) 210 MW
ConEd, Wheatland, Pondera & Teton 113 MW
Apex 1 & MT Sun 160 MW
Grizzly, Black Bear, Caithness & Beaver Creek 278 MW
South Peak 80 MW
Aurora & Brule Wind (SD) 40 MW
Stillwater, Big Timber & Various Wind 114.7 MW
Various Solar 17 MW
Greenfield 25 MW
Oak Tree (SD) 19.5 MW
Fairfield 10 MW
Musselshell 20 MW
Gordon Butte 9.6 MW
Turnbill & various Hydro 15.4 MW
Titan (SD) 25 MW
Various Wind 3.7 MW
Various Hydro 21.5 MW
Judith Gap & Horseshoe 144 MW
Basin Creek 52 MW
CELP & YELP 87 MW*
Owned Resources
Long-Term Contracted Resources

Social Sustainability

At NorthWestern, we serve the communities in which we live, and we know that when our communities thrive, our business also thrives. That is why **we lift up our communities** through donations, sponsorships, economic development, and volunteer activities. We help our customers who need it most with income assistance and provide all our customers with affordable service at rates below the national average, including additional contributions of $400,000 to assist small business customers during the COVID-19 pandemic. We are proud that our customers have continued to recognize our efforts through **all-time high customer satisfaction scores**. And we couldn't have done any of it without diverse and highly engaged employees who have helped us transform our safety culture, while earning a competitive compensation package.

Community

$2.3 Billion Economic Output in 2020 ($2.01B in Montana & $249M in SD/NE)

12,500+ Jobs created through our economic impact

Over $5 Million Donations, Sponsorships, Economic Development, Scholarship Funding, Public Recreation Support, Safety Awareness, and Volunteer Program Grants in 2020

411 Number of nonprofits that received grants through Employee Volunteer Program

$9.4 million Low-Income Energy Assistance in 2020

$400,000 COVID-19 aid for small businesses and local relief efforts

Customers

Typical Residential Bills Lower than National Average

"Typical Bill" Residential Rate Comparison

National Average ($105.05)

National Average ($95.20)

Electric (750 kwh): MT 90.84; SD 97.72

Natural Gas (100 therms): MT 76.05; SD 60.84; NE 63.13

Building on our best -- Improved Customer Satisfaction Scores

NWE's Overall Customer Satisfaction Scores

via JD Power Electric & Gas Residential Studies

JD Power Scores; 2011–2020; Electric; Natural Gas

Employees

Safety Culture Transformation


Lost Time Incident Rate
3.00
1.20
1.00
1.10
0.98
0.96
0.87
0.52
0.67
0.38
0.51
0.71
0.58
0.39
'07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20
OSHA Recordable Rate
6.20
3.70
3.00
2.60
2.81
2.68
2.28
1.88
1.78
1.38
1.92
1.73
1.87
1.36
'07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20

Strong Employee Engagement

86%

Employees proud to work for NorthWestern Energy

Employee Compensation and Benefits

CEO to Median Employee Pay Ratio for 2020

25 to 1

Benefits to Pay Ratio

33.7%

Increasingly Diverse Workforce

44% Females as percent of executive team

26% Females as percent of total management

42% Represented employees as percent of total employees

Governance Sustainability

Our Board is led by an **independent non-executive chair**, and our four Board **committees** – Audit, Compensation, Governance, and Operations – are **chaired by and composed entirely of independent directors**. Our Governance Committee oversees our ESG sustainability efforts.

We have nominated eight individuals for election as director at the 2021 virtual annual meeting of shareholders. Each of the nominees is independent, with the sole exception of our CEO, and currently serves on our Board. **Last year, shareholders elected the eight director nominees by an average of 99 percent of the votes cast.**

Proposal No. 1

Election of Directors

The Board of Directors recommends you vote **"FOR"** each of the eight director nominees.

Our Board is nominating eight people for election as directors at the annual meeting. All of the nominees currently serve as a director of our Board. Elected directors will serve for one year, until the next annual meeting of shareholders (or until a successor is able to serve). Our nominees are listed below, and we provide additional background information and individual qualifications for each nominee in the *Corporate Governance—Individual Directors* section of this proxy statement, beginning on *page 50*.

Unless you specifically withhold your authority to vote for the election of directors, the persons named in the accompanying proxy intend to vote "FOR" the election of each of the director nominees.

Name Occupation	Independent	Age	Director Since	Committee Membership
Anthony T. Clark *Senior Advisor, Wilkinson Barker Knauer, LLP; former Commissioner, FERC and NDPSC (and Chair)*	Yes	49	2016	Comp.; Gov.
Dana J. Dykhouse *CEO, First PREMIER Bank*	Yes	64	2009	Comp. (Chair); Audit
Jan R. Horsfall *Managing Partner, Red Surfboard, LLC*	Yes	60	2015	Operations (Chair); Audit
Britt E. Ide *President, Ide Energy & Strategy*	Yes	49	2017	Gov.; Operations
Robert C. Rowe *Chief Executive Officer, NorthWestern Energy*	No	65	2008	N/A
Linda G. Sullivan *Retired Executive Vice President and CFO, American Water*	Yes	57	2017	Audit (Chair); Operations
Mahvash Yazdi *President, Feasible Management Consulting*	Yes	69	2019	Comp.; Operations
Jeffrey W. Yingling *Partner, Energy Capital Ventures*	Yes	61	2019	Audit; Gov.

(continued on next page)

All nominees have advised the Board that they are able and willing to serve as directors. If any nominee becomes unavailable for any reason (which is not anticipated), the shares represented by the proxies may be voted for such other person or persons as may be determined by the holders of the proxies (unless a proxy contains instructions to the contrary). In no event will the proxy be voted for more than eight nominees.

Board Nomination Process

Our Board values the diversity of its members. When selecting this slate of nominees, our Board concluded these nominees will provide insight from a number of perspectives based on their diversity with respect to gender, age, ethnicity, skills and background, as well as location of residence. We believe these varied perspectives expand the Board's ability to provide relevant guidance to our business.

Our Board also concluded that these individuals bring extensive professional experience from both within and outside our industry. This diversity of experience provides our Board with a broad collective skill set which is advantageous to the Board's oversight of our company. While the industry-specific expertise possessed by certain of the nominees is essential, we also will benefit from the viewpoints of directors with expertise outside our industry.

Over the past several years, our Governance Committee has led our Board through a director succession planning process to allow for a smooth and gradual transition from our longer tenured directors while preserving the culture of the Board. The process reviews individual skill sets and tenures of current members and considered additional skills that could be beneficial for the Board in the future, with a particular focus on the company's strategy and emerging risks.

Our Board recommends a vote "FOR" election of each of the nominees.

Vote Required

Directors will be elected by a favorable vote of a plurality of the shares of voting stock present online at the virtual annual meeting or by proxy and entitled to vote, online at the virtual annual meeting or by proxy, at the virtual annual meeting. You may vote "FOR" all of the nominees or you may "WITHHOLD AUTHORITY" for one or more of the nominees. Withheld votes will not count as votes cast for the nominee, but will count for purposes of determining whether a quorum is present. Shareholders do not have the right to cumulate their vote for directors. If your shares are held through a broker, bank, or other nominee and you do not vote your shares, your bank, broker, or other nominee may not vote your shares in this proposal, as it is considered a "non-routine" matter. Abstentions or broker non-votes as to the election of directors will not affect the election of the candidates receiving a plurality of votes; however, under our Majority Plus Resignation Vote Policy described on *page 55* of this proxy statement, if a nominee for director receives more "WITHHOLD AUTHORITY" votes than "FOR" votes, such nominee shall immediately tender his or her resignation under the procedures in the policy.

Thanking retiring board members



After 16 years serving on our Board, **Stephen P. Adik** and **Julia L. Johnson** announced they will be retiring at the end of their annual terms on April 22, 2021.

Mr. Adik served the last two years as our independent Board chair and as our Audit Committee chair for many years prior to that. Ms. Johnson is the longstanding chair of our Governance Committee. As respected leaders in the utility industry, their guidance has been invaluable to both our company and shareholders.

Their presence on our Board will be missed. We are grateful to have had their service.



Proposal No. 2

Ratification of Deloitte & Touche LLP, as Independent Registered Public Accounting Firm for 2021

The Board of Directors recommends you vote **"FOR"** the ratification of Deloitte as our independent accounting firm for 2021.

Our Audit Committee oversees the integrity of our accounting, financial reporting and auditing processes. To assist with those responsibilities, the committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm to audit our financial statements for 2021. The Board is asking you to ratify the committee's decision at the annual meeting.

The Board values your input on the committee's appointment of Deloitte, but approval by shareholders is not required by law. If shareholders do not ratify the appointment of Deloitte, the committee will reconsider its selection. Regardless of the voting result, the committee may appoint a new firm at any time if the committee believes a change would be in the best interests of the company and its shareholders.

Deloitte representatives will be present at the annual meeting. They will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Description of Fees

The table below presents a summary of the fees Deloitte billed us for professional services for the fiscal years ended December 31, 2019 and 2020.

Fee Category	2019 Fees ($)	2020 Fees ($)
Audit fees	1,349,114	1,324,144
Audit-related fees	—	—
Tax fees	187,395	108,018
All other fees	—	—
Total fees	**1,536,509**	**1,432,162**

Audit fees are fees billed for professional services rendered for the audit of our financial statements, internal control over financial reporting, review of the interim financial statements included in quarterly reports, services in connection with debt and equity securities offerings, and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements. For 2020, this amount includes estimated billings for the completion of the 2020 audit, which Deloitte rendered after year-end.

Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." There were no audit-related fees in fiscal 2019 and 2020.

(continued on next page)

Tax fees are fees billed for tax compliance, tax advice and tax planning.

All other fees are fees for products and services other than the services reported above. In fiscal years 2019 and 2020, there were no other fees.

Pre-approval Policies and Procedures

SEC rules require public company audit committees to pre-approve audit and non-audit services. Our Audit Committee follows procedures pursuant to which audit, audit-related, and tax services and all permissible non-audit services, are pre-approved by category of service. The fees are budgeted, and actual fees versus the budget are monitored throughout the year. During the year, circumstances may arise when it may become necessary to engage the independent public accountants for additional services not contemplated in the original pre-approval. In those instances, we will obtain the specific pre-approval of the Audit Committee before engaging the independent public accountants. The procedures require the Audit Committee to be informed of each service, and the procedures do not include any delegation of the Audit Committee's responsibilities to management. The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated will report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Pursuant to the provisions of the Audit Committee Charter, before Deloitte is engaged to render audit or non-audit services, the Audit Committee must pre-approve such engagement. For 2020, the Audit Committee (or the Chair of the Audit Committee pursuant to delegated authority) pre-approved 100 percent of the audit and tax fees.

Leased Employees

In connection with their audit of our 2020 annual financial statements, more than 50 percent of Deloitte's work was performed by full-time, permanent employees of Deloitte.

Vote Required

The affirmative vote of the holders of a majority in voting power of the shares of our common stock which are present online at the virtual annual meeting or represented by proxy and entitled to vote thereon is required to ratify the appointment of Deloitte as our independent registered public accounting firm for 2021. If voting instructions are not provided, brokers may vote a client's proxy in their own discretion on this proposal, as it is considered a "routine" matter. Abstentions will have the same effect as a vote against the proposal. Unless instructed to the contrary in the proxy, the shares represented by the proxies will be voted "FOR" the proposal to ratify the selection of Deloitte to serve as the independent registered public accounting firm for NorthWestern Corporation for the fiscal year ending December 31, 2021.

Proposal No. 3

Approval of Equity Compensation Plan

The Board of Directors recommends you vote **"FOR"** approval of the equity compensation plan.

We are asking shareholders to approve updates to the NorthWestern Corporation Amended and Restated Equity Compensation Plan, or the Proposed Plan, which amends and restates the Equity Compensation Plan previously approved by shareholders in 2014. Accordingly, the Board approved the Proposed Plan and recommends approval by shareholders. If approved by shareholders, the Proposed Plan will become effective May 1, 2021.

The Proposed Plan is an important part of our pay-for-performance compensation program, which shareholders have overwhelmingly approved in every "say on pay" vote the Company has offered, including approval by 98.5 percent of voters last year. In addition, the Board considers equity compensation to be a significant component of total compensation for NorthWestern's officers and other employees.

The Proposed Plan contains the following significant changes from the Equity Compensation Plan:

- 700,000 additional shares of common stock authorized for issuance under the Proposed Plan;
- Clarifying updates to confirm (a) no share recycling and (b) no dividend equivalents on unvested awards;
- Addition of director compensation limit; and
- The term of the Proposed Plan will expire April 30, 2031.

In addition, several other administrative changes are reflected in the Proposed Plan to address the Tax Cuts and Jobs Act's elimination of the exemptions from section 162(m) of the internal revenue code.

When determining the number of additional shares of common stock to request, our Board considered the impact of its request and concluded that the additional 700,000 shares was reasonable. First, the request would result in an approximately **five-year share reserve for the Proposed Plan**. Second, our **"burn rate" of 0.61 percent** regarding historical awards is significantly lower than industry thresholds. Finally, our **basic dilution of 3.64 percent** with respect to outstanding awards and shares currently available and proposed to be available under the Proposed Plan also is below industry thresholds.

The following summary is a high level overview of the Proposed Plan. You may wish to review the more detailed summary and/or the full text of the Proposed Plan, both of which are provided in the *Appendix* to this proxy statement.

(continued on next page)

Purpose of the Proposed Plan

The Equity Compensation Plan has served a critical role in our pay-for-performance compensation program. We believe equity awards are the simplest, most direct way to align the interests of our executives, senior management and board members with those of shareholders. In order to balance compensation principles with stockholder interests in limiting dilution, we generally have restricted employee equity awards to more senior positions.

A core objective of our equity awards under the Equity Compensation Plan has been to focus on long-term sustainable results. We have granted two types of performance-based awards in recent years. The first type of award is a performance unit that vests, if earned, over a three-year performance period, based on the achievement of pre-established corporate financial goals and relative total stockholder return. We believe that performance-based grants — with payouts tied to financial performance, continued service over a three-year period and the value of our stock — motivate our executives and other leaders at our company to focus on long-term improvement in stockholder value. The second type of award is a restricted share unit award that also utilizes performance measures, but over a five-year performance period. These restricted share units address our executive retirement/retention objectives as well as our core objective of long-term sustainable results.

The Equity Compensation Plan also provides the means for the annual stock-based compensation paid to our Board members and the means for Board members and certain employees to defer all or a portion of certain of their compensation into deferred share units of our stock.

Highlights of the Proposed Plan

- **No discounted awards.** Awards that have an exercise price or base value cannot be granted with an exercise price or base value less than the fair market value on the grant date.
- **No evergreen provision.** There is no evergreen feature under which the shares authorized for issuance under the Proposed Plan can be automatically replenished.
- **No repricing or replacement without stockholder approval.** The Proposed Plan does not permit repricing of options or share appreciation rights or the exchange of underwater options or share appreciation rights for cash or other awards with an exercise price that is less than the exercise price of the original awards without stockholder approval, except in connection with certain corporate transactions involving NorthWestern or a change in control.
- **No liberal share recycling.** Shares delivered to the company to pay the exercise price or withholding taxes in connection with the exercise of an outstanding stock option or share appreciation right, and shares otherwise transferred or relinquished in connection with any stock option or share appreciation right do not become available for issuance as future awards under the Proposed Plan.
- **No dividends on unvested awards.** The Proposed Plan prohibits the payment of dividends and dividend equivalents on unvested performance units, options and share appreciation rights.
- **No automatic acceleration upon a change in control.** Vesting of awards under the Proposed Plan does not automatically accelerate upon a change in control of the company. The Proposed Plan provides the HR Committee with discretion to accelerate awards.
- **Board compensation limits.** The Proposed Plan creates a limit on the annual compensation (total of cash and equity) the company can pay its Board members. Although the Proposed Plan sets this limit at $650,000, as summarized in the *2020 Director Pay* section earlier in this proxy statement, our directors currently receive compensation well below this limit.
- **Material amendments that require stockholder approval.** Material amendments that require stockholder approval.

(continued on next page)

Additional Shares to be Authorized Under the Proposed Plan

We are seeking your authority to make an additional 700,000 shares available for awards under the Proposed Plan. Shareholders previously authorized 2,637,637 shares for use, and as of February 26, 2021, there are 138,831 unused shares that remain available for awards. If approved, a total of 3,337,637 shares would be authorized under the Proposed Plan, with 838,831 shares unused and available for awards. In setting the number of proposed additional shares issuable under the Proposed Plan, the Compensation Committee and the Board considered a number of factors, including:

- **Shares currently available and proposed to be available:** The proposed additional shares, together with shares currently available, are expected to be sufficient, based on historical granting practices and the recent trading price of our common stock, to provide a **five-year share reserve** to cover future awards.
- **Historical equity award granting practices:** Our three-year average share usage rate (commonly referred to as **burn rate) is 0.61 percent**, which is significantly lower than the industry thresholds established by certain major proxy advisory firms.
- **Impact of total outstanding equity awards and dilution:** The additional 700,000 shares proposed to be authorized under the Proposed Plan, along with the shares currently available under the Equity Compensation Plan and associated with outstanding equity awards, are expected to result in **basic dilution of 3.64 percent**.

We discuss each of these factors and the material terms of the Proposed Plan in greater detail in the *Summary of the Proposed Plan* provided in the *Appendix* to this proxy statement. In addition, the entire text of the Proposed Plan is set forth in the *Appendix* to this proxy statement.

Vote Required

To approve the Plan, a majority of shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted “FOR,” provided that the total number of votes cast on the proposal represents more than 50 percent of the total shares outstanding and entitled to vote. If your shares are held through a broker, bank, or other nominee and you do not vote your shares, your bank, broker, or other nominee may not vote your shares in this proposal, as it is considered a “non-routine” matter.

Abstentions will be counted as shares present at the meeting and as votes cast on the proposal and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter or as votes cast on the proposal, but will be counted in the number of outstanding shares. Failure to instruct your brokerage firm how to vote shares held in a brokerage account could impair our ability to get the Proposed Plan approved. If shareholders do not approve the amendment and restatement of the Equity Compensation Plan, the Proposed Plan will not become effective, and the Equity Compensation Plan will continue to remain in effect until its expiration on June 30, 2024.

Proposal No. 4

Advisory Vote to Approve Named Executive Officer Compensation

The Board of Directors recommends you vote **"FOR"** the resolution approving named executive officer compensation.

We would like your input as to how we pay our named executive officers, as required by Section 14A of the Exchange Act, through an advisory vote to approve named executive officer compensation (or a say-on-pay vote). Your vote will provide insight and guidance to us and our Board regarding your sentiment about our executive pay philosophy, policies and practices, as described in this proxy statement. Our Board will consider the guidance received by the say-on-pay vote when determining executive pay for the remainder of 2021 and beyond. We ask you to support our executive pay and vote in favor of the say-on-pay resolution.

Last year, through the say-on-pay vote, 98.5% percent of the votes cast approved how we pay our named executive officers. In fact, since our first say-on-pay vote in 2011, at least 94 percent of the votes cast have approved our executive pay each year.

We view your voting guidance over the years as strong support for the way we pay our executives. Thus, in 2020, we left intact the executive pay program you previously approved and continued to use the same four components: base salary, annual cash incentive awards, long-term incentive awards, and retention/retirement awards. We did not change the design of these components. In fact, the only changes for 2020 from the 2019 program you approved, were (1) 2.7 percent base salary increases (the same increase available to some employees) and (2) an additional base salary increase for one named executive officer to target market.

If you would like additional information about what we do with our executive pay program, we have provided a more detailed discussion in the Compensation Discussion and Analysis section, or CD&A, starting on *page 14* of this proxy statement, and the 2020 Executive Pay section, starting on *page 37*.

Our Human Resources Committee, or Compensation Committee, and our Board believe the company's overall executive pay program is structured to reflect a strong pay-for-performance philosophy and aligns the long-term interests of our executives and our shareholders. Accordingly, the Board recommends that shareholders approve our executive pay program by voting "FOR" the following advisory resolution:

> *RESOLVED, that the compensation paid to the company's named executive officers (as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in the company's 2021 proxy statement) is hereby APPROVED.*

This advisory vote to approve named executive officer pay is not binding on the company. However, we and our Board will take into account the result of the vote when determining future executive pay arrangements.

(continued on next page)

Vote Required

The affirmative vote of the holders of a majority in voting power of the shares of our common stock which are present online at the virtual annual meeting or represented by proxy and entitled to vote thereon is required to approve the say-on-pay resolution set forth above. If your shares are held through a broker, bank, or other nominee and you do not vote your shares, your bank, broker, or other nominee may not vote your shares in this proposal, as it is considered a "non-routine" matter. Assuming a quorum is present, broker non-votes or the failure to vote – either by not returning a properly executed proxy card or not voting online at the virtual annual meeting – will have no effect on the outcome of the voting on this proposal. Abstentions will have the same effect as a vote against the proposal. Unless instructed to the contrary in the proxy, the shares represented by the proxies will be voted "FOR" the proposal to approve, on an advisory basis, the pay of the company's named executive officers, as set forth in the company's 2021 proxy statement.

Executive Pay

Compensation Discussion and Analysis

The Compensation Discussion and Analysis explains how we pay our executives and how the Compensation Committee of our Board oversees executive pay, including the rationale and processes the Committee used to set executive pay in 2020. The CD&A summarizes the objectives and specific elements of our 2020 pay program, including cash, stock, and post-termination compensation. The CD&A, which may include forward-looking statements, should be read together with the compensation tables and related disclosures that follow it.

This CD&A is organized into the following sections:

Section	Summary	Page
Executive Summary	Highlights of our 2020 executive pay program and results	15
Pay for Performance	How our pay and performance, relative to our peers, provides value to shareholders	17
Say-on-Pay Results	Details about how our Board uses shareholder feedback to set pay	21
How We Set Pay	How our Compensation Committee governs our executive pay programs	21
Targeted Pay and Competitive Analysis	How our Compensation Committee determined the amount of 2020 executive pay	22
Pay Components	Details about the different parts of 2020 executive pay	25
Other Pay Policies	Information on other aspects of our pay program	35

Executive Summary

2020 Results

In 2020, we faced a number of challenges due to the COVID-19 pandemic that required us to efficiently manage our business to achieve operational success. We worked more safely than ever and achieved our highest ever customer satisfaction ratings for the fourth year in a row, while providing customers with reliable service. While our shareholder return exceeded our 2020 peer group average and we ranked 6th of our 13-member peer group, our earnings were below our initial announced expectations, and our net income failed to meet our target.

2020 Basic Earnings Per Share
Our basic **EPS decreased 23.4 percent to $3.07 in 2020** from $4.01 in 2019.

Total Shareholder Return
Our **TSR was 9.4 percent for the three-year period ending December 31, 2020,** ranking 6th of our 2020 peer group (5.2 percent average).

Dividend Yield
Our dividend of $2.40 per share provided a **dividend yield of 4.1 percent** based on our stock price at the end of 2020.

Safety
In 2020, we worked safely, with lost time and total recordable **incident rates better than target, and our best ever.**

Reliability
The reliability of our electric system was **at target,** while our natural gas system was below target.

Customer Service
For the fourth year in a row, our JD Power results showed **customer satisfaction at our highest level ever.**

The overall pay our named executive officers receive is in the bottom half of our 2020 peer group, which is identified on *page 20* of this proxy statement. In summary, for 2019 (the most recent year for which peer group executive compensation is publicly available in the Summary Compensation Table for each respective company, excluding changes in pension value):

- Our named executive officers had an **average compensation per named executive officer** that was **less than all but four of the other 12 companies in our 2020 peer group** ($1.43 million for us versus $1.66 million for the peer median).
- Our **CEO's total compensation** was approximately **89 percent of the median total compensation** (excluding change in pension value) of the **CEOs in our 2020 peer group**.

Named Executive Officers in 2020

Robert C. Rowe
President and Chief Executive Officer

Brian B. Bird
Chief Financial Officer

Heather H. Grahame
General Counsel and Vice President - Regulatory & Federal Gov't Affairs

Curtis T. Pohl
Vice President - Distribution

Bobbi L. Schroeppel
Vice President - Customer Care, Communications and HR

Effective February 15, 2021, our board of directors appointed (1) Mr. Rowe as chief executive officer; (2) Mr. Bird as president and chief operating officer; and (3) Crystal D. Lail as vice president and chief financial officer. The titles in the table above and throughout the remainder of this proxy statement are the positions held by Messrs. Rowe and Bird in 2020. Ms. Lail did not qualify as a named executive officer in 2020.

We consider our executive pay program to be instrumental in helping us achieve our business objectives and effective in rewarding our executive officers for their role in achieving strong financial and operational performance. Based on our performance and our compensation outcomes, we are requesting your support of *Proposal No. 4—Advisory Vote to Approve Named Executive Officer Compensation*.

Our overarching philosophy is that we should structure executive pay to be consistent with our peers and to align the long-term interests of our executives, shareholders, and customers so the pay appropriately reflects performance in achieving financial and non-financial operating objectives. To live up to this philosophy, we believe that a significant portion of an executive's pay should be at risk in the form of performance-based incentive awards that are only paid if the individual and company performance targets are met.

Our executive pay program is designed to:

- Attract and retain a high-quality executive team by providing competitive pay and benefits that reflect our financial operational size;
- Reward executives for both individual and company performance (based on financial, reliability, customer care, and safety metrics) through performance-based, at-risk pay; and
- Maximize long-term shareholder value by emphasizing financial performance, reliability, safety, and customer satisfaction.

Our Pay Practices

Our executive pay program accomplishes our goals by incorporating certain pay practices while avoiding other, more problematic or controversial practices.

What We Do

- Place a significant portion of executive pay at risk by granting incentive awards that are paid, if earned, based on continuing annual and long-term individual and company performance.
- Utilize multiple performance metrics for long-term incentive awards that align executive and shareholder interests.
- Target executive pay around the median of our peers, while also considering trade area economics, turnover, tenure, experience, and other factors.

What We Don't Do

- Use employment or golden parachute agreements.
- Provide change in control payments exceeding three times base salary and target bonus. Our only change in control provision appears in our Equity Compensation Plan and provides for the immediate vesting or cash payment of any unvested equity awards upon a change in control.
- Grant stock options. No stock options are currently outstanding, and none have been issued under our Equity Compensation Plan.
- Allow option repricing or liberal share recycling. These practices are expressly prohibited under our Equity Compensation Plan.
- Promise multi-year guarantees for salary increases.
- Provide perquisites for executives that differ materially from those available to employees generally.
- Maintain a non-performance-based top hat plan or separate retirement plan available only to our executive officers. We do maintain a performance-based executive retirement / retention program, with five-year cliff vesting and a five-year payout period after the recipient's separation from service.
- Pay tax gross-ups to our executives.
- Pay dividends or dividend equivalents on unvested performance shares or units.
- Allow our executives or directors to hedge company securities.

Pay Package

For 2020, our executive pay package included the same components as in 2019 — base salary, annual cash incentive award, and two long-term stock incentive awards. All incentive awards (cash and stock; annual and long-term) were performance-based. Unlike many of our peers, we do not offer a non-performance-based supplemental executive retirement plan.

The table below provides a high level summary of our 2020 executive pay package. Please see the *Pay Components* section later in this CD&A for a more detailed summary of how we pay our executives.

Component	Description	Why we include this component	How we determine amount	Decisions for 2020	Reason for Change
Base Salary	Short-term fixed cash compensation	Provide a base level of compensation for executive talent	Target middle of competitive range of peer group, with adjustments for trade area economics, turnover, tenure, and experience	Most executives received the same 2.7 percent increase we provided to employees, and one named executive officer received an additional increase to align with market median	Remain market competitive and provide cost of living adjustment
Annual Cash Incentive	Short-term variable cash compensation, based on corporate performance against annually established metrics (financial, safety, reliability, and customer satisfaction) and individual performance	Motivate employees to meet and exceed annual company objectives that are part of our strategic plan	Target middle of competitive range of peer group, with adjustments for trade area economics, turnover, tenure, and experience	Updated performance targets	N/A
Performance Unit Awards under Long-Term Incentive Program (LTIP)	Long-term variable, equity compensation, paid following three-year vesting period if financial performance metrics (EPS, ROAE, and TSR) are achieved	Provide market-competitive, performance-based compensation opportunities while aligning interests of executives and shareholders	Market survey of similar peer group roles and responsibilities and assessment of the strategic value of each position	Updated performance targets	N/A
Restricted Share Grants under Executive Retention / Retirement Program (ERRP)	Long-term variable, equity compensation, with corporate performance metrics over a five-year vesting period; paid over five-year period following separation from service	In lieu of a non-performance based supplemental retirement benefit, provide market-competitive, performance-based compensation opportunity that aligns interests of executives and shareholders, while encouraging retention and the continuity of our strategic plan	Peer group and competitive survey data and judgment on internal equity of positions and scope of responsibilities, as well as an assessment of the strategic value of each position	Increase target opportunity for one named executive officer	Remain market competitive

Pay for Performance

Our Compensation Committee has designed our pay program to align pay with performance. Our executives are rewarded for providing value to shareholders and for performing relative to our 2020 peer group, which is identified on *page 20* of this proxy statement.

Value Provided to Shareholders

Over the past three years, we have provided value to our shareholders, with total shareholder return, or TSR, (including reinvestment of dividends) of 10.0 percent (as calculated as required by our LTIP) and return on average equity of 9.4 percent. However, due in part to the challenges in 2020 associated with the COVID-19 pandemic, our average EPS growth over the past three years was negative, decreasing 1.3 percent.

The results we achieved for our shareholders are consistent with the results obtained under our incentive plans. With respect to our annual cash incentive plan for 2020, we exceeded our operational targets. Our customer satisfaction results were at an all-time high, while our safety performance was near our all-time high, and reliability was at target. However, we did not achieve our financial target under the plan with net income at 50.0 percent of target. As permitted by the plan, our Board exercised discretion permitted under the plan and reset our net income results at the threshold level. As a result, due to our operational successes and the Board's exercise of discretion, the Board funded our annual cash incentive plan at 74.0 percent of target for 2020. More details regarding the exercise of discretion are provided in the annual cash incentive plan discussion below.

The grants of long-term performance units that were made in 2018 pursuant to the LTIP vested on December 31, 2020. The performance measures associated with those grants were measured over a three-year vesting period and were tied to EPS growth, ROAE, and TSR. The company had mixed results over the three-year vesting period with respect to the LTIP metrics, attaining negative 1.3 percent average EPS growth, 9.4 percent ROAE, and 10.0 percent TSR (6th highest of our 14-member 2018 peer group when calculated as required by the LTIP). Based on these results, the LTIP awards paid out at 50 percent of target.

The chart below shows the total return on an investment made over that same three-year vesting period and highlights our stock price performance as compared to the S&P 500 and our 2020 peer group. The chart below shows our TSR of 9.4 percent, assuming reinvestment of dividends. However, the calculation required by the 2018 LTIP results in a TSR of 10.0 for the same period. The difference in these TSRs is (1) the method of calculation required by the terms of our LTIP award agreement, which uses a 20-day average stock price at the beginning and end of the performance period and does not assume reinvestment of dividends, and (2) slightly different peer groups based on our 2020 peer group reflected in the chart below, and the 2018 peer group we used for the 2018 LTIP grants.

THREE-YEAR TSR


1/1/2018 to 12/31/2020
Total Shareholder Return (2018-2020)
NWE 9.4%
Peer Group Average 5.2%
S&P 500 48.9%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
12/31/2017
3/31/2018
6/30/2018
9/30/2018
12/31/2018
3/31/2019
6/30/2019
9/30/2019
12/31/2019
3/31/2020
6/30/2020
9/30/2020
12/31/2020
Peer Group Range
NWE
Peer Group Average
S&P 500
Source: S&P Global Market Intelligence (assumes reinvestment of dividends)

The charts below provide another depiction of pay for performance and the value we provide to shareholders by illustrating the directional relationship between the compensation of our CEO and company performance over a five-year period based on the three performance metrics utilized in our LTIP performance units.

5-YEAR CEO PAY ALIGNMENT


VS. BASIC EPS
VS. ROAE
VS. CUMULATIVE TSR
CEO Pay (in millions)
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
2016
2017
2018
2019
2020
$3.40
$3.35
$3.94
$4.01
$3.07
CEO Pay
EPS
10.1%
9.5%
10.5%
10.1%
7.5%
ROAE
$108.45
$117.90
$122.00
$151.89
$129.01
TSR

EPS reflects diluted earnings per average share of our common stock. TSR illustrates the growth of $100 invested in our common stock on December 31, 2015, assuming reinvestment of dividends. CEO Compensation is total compensation (excluding change in pension value) as published in the proxy statement Summary Compensation Table.

Performance Relative to Our Peers

Relative to our 2020 peers, our CEO pay is generally aligned with performance. For the three-year period ending December 31, 2020, our 9.4 percent TSR ranked 6th in our 13-member 2020 peer group (according to S&P Global Market Intelligence and assuming reinvestment of dividends), while our CEO's compensation was the ninth highest of our 2020 peer group (based on the three most recently available years of compensation data as disclosed in the proxy statement summary compensation tables of our peers). In addition, the aggregate compensation provided to our named executive officers and the pay multiple of our CEO to the second highest paid named executive officer both trail the median of our 2020 peer group.

The pay-for-performance charts and tables below reflect relative values for CEO pay and TSR that are expressed as a percentile of the range between the highest and lowest values. The charts and tables demonstrate our strong CEO pay for performance alignment over the past three years. Our CEO is generally being compensated at a lower level than the CEOs of most of our 2020 peers.

Datapoints within the shaded pay-for-performance alignment band reflect an alignment of pay and performance. Datapoints to the left and above the band suggest lower pay for higher performance; while those to the right and below the band suggest higher pay for lower performance.


CEO PAY FOR PERFORMANCE VS. 2020 PEERS
1-YEAR
3-YEAR
Performance
CEO Pay
100%
80%
60%
40%
20%
0%
Low pay for high performance
Pay-for-Performance Alignment
High pay for low performance
NWE

Relative 1-Year CEO Pay*	
OGE	100%
PNM Resources Inc.	81%
IDACORP, Inc.	74%
Spire Inc.	64%
Portland General Electric	57%
ONE Gas Inc.	55%
Black Hills Corporation	48%
Otter Tail Corporation	40%
NorthWestern Energy	**40%**
Northwest Natural Holding	31%
ALLETE, Inc.	28%
Avista Corp.	7%
MGE Energy Inc.	—%

Relative 1-Year TSR*	
PNM Resources Inc.	100%
IDACORP, Inc.	83%
MGE Energy Inc.	78%
Avista Corp.	66%
Otter Tail Corporation	64%
NorthWestern Energy	**61%**
ONE Gas Inc.	59%
Black Hills Corporation	49%
Spire Inc.	45%
Portland General Electric	45%
ALLETE, Inc.	45%
OGE Energy Corp.	31%
Northwest Natural Holding	—%

Relative 3-Year CEO Pay*	
OGE Energy Corp.	100%
PNM Resources Inc.	83%
IDACORP, Inc.	74%
Spire Inc.	61%
Black Hills Corporation	58%
ONE Gas Inc.	56%
Portland General Electric	56%
NorthWestern Energy	**42%**
Avista Corp.	40%
Otter Tail Corporation	38%
ALLETE, Inc.	33%
Northwest Natural Holding	28%
MGE Energy Inc.	—%

Relative 3-Year TSR*	
PNM Resources Inc.	100%
MGE Energy Inc.	74%
IDACORP, Inc.	65%
ONE Gas Inc.	63%
Black Hills Corporation	61%
NorthWestern Energy	**55%**
OGE Energy Corp.	55%
Otter Tail Corporation	46%
Portland General Electric	42%
Spire Inc.	21%
ALLETE, Inc.	17%
Avista Corp.	4%
Northwest Natural Holding	—%

*Relative CEO pay and relative TSR are expressed as a percentile of the range between the highest and lowest values of actual CEO pay and actual TSR.

Source: CEO Pay for the one-year period is the 2019 total compensation and for the three-year period is the 2017-2019 total compensation, as published in the 2018, 2019, and 2020 proxy statement Summary Compensation Tables for each respective company. We have excluded any change in pension value from the total compensation calculation because its inclusion could lead to inconsistent comparisons from company to company based upon differing pension plan provisions, length of employee tenure, and other factors. Total Shareholder Return is from S&P Global Market Intelligence for the one- and three-year periods ended December 31, 2020, and assumes reinvestment of dividends.

As with our CEO's total compensation package, the total compensation provided to our other named executive officers relative to our peers demonstrates a strong pay-for-performance alignment for our shareholders. As shown in the charts below, our named executive officer group lags the median total compensation provided to our 2020 peer group named executive officers. The summary also depicts that the multiple of our CEO's compensation compared with our next most highly compensated named executive officer lags our 2020 peer group median.

NAMED EXECUTIVE OFFICER PAY VS. 2020 PEERS

PAY MULTIPLE OF CEO TO SECOND HIGHEST PAID NAMED EXECUTIVE OFFICER


$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
CEO
2015
2016
2017
2018
2019
Total NorthWestern NEO Pay
Total Median Peer Group NEO Pay
1.98x
2.27x
2.19x
2.46x
2.29x
2.45x
2.33x
2.36x
2.27x
2.42x
NWE Multiple
Median Peer Multiple

Source: Total compensation (excluding change in pension value) as published in the proxy statement summary compensation table for each respective company. We excluded change in pension value because its inclusion could lead to inconsistent comparisons from company to company based upon differing pension plan provisions, length of employee tenure, and other factors.

Our 2020 Peer Group

Our Compensation Committee (a) selects the members of our peer group and periodically examines whether peers continue to meet the criteria for inclusion described below, and (b) uses our peer group for both compensation and performance benchmarking. As part of the peer group selection process, the Compensation Committee receives advice from its independent compensation consultant to create a peer group that includes companies that: (1) maintain a regulated utility industry perspective which emphasizes operational excellence and customer satisfaction as a means to create shareholder value; (2) reflect our labor market for key executive talent and are part of high-cost geographic areas; and (3) have similar revenue, market capitalization and return-based measures of performance.

For 2020, based on these criteria and the advice of its independent compensation consultant, our Compensation Committee removed El Paso Electric Company following its acquisition by another company and added ONE Gas Inc. to keep a consistent number of peers.

2020 Peer Group

ALLETE, Inc. (ALE)
Avista Corporation (AVA)
Black Hills Corporation (BKH)
IDACORP, Inc. (IDA)
MGE Energy Inc. (MGEE)
NorthWestern Energy (NWE)
Northwest Natural Holding Co. (NWN)
OGE Energy Corp. (OGE)
ONE Gas Inc. (OGS)
Otter Tail Corporation (OTTR)
PNM Resources Inc. (PNM)
Portland General Electric Company (POR)
Spire Inc. (SR)

Market Capitalization (1)

$6.19 B

NorthWestern
$2.89 billion
31st percentile

$1.43 B

Revenue (2)


$2.14 B
NorthWestern
$1.21 billion
43rd percentile
$0.53 B

(1) Market capitalization range of our peer group as of February 9, 2021

(2) Range of publicly available trailing twelve months total revenues for our peer group as of February 9, 2021.

Say-on-Pay Results

At our annual meeting in 2020, our shareholders continued to show strong support of our executive pay program, with 98.5 percent of the votes approving the say-on-pay resolution.

Those 2020 voting results occurred after the Compensation Committee took action to approve 2020 pay. Nevertheless, the Compensation Committee and the Board reviewed that feedback from shareholders when establishing executive pay for 2021. The Compensation Committee believes the results from our 2020 annual meeting affirm our shareholders' continuing support of the company's approach to executive pay. Thus, the Compensation Committee made no substantive changes to executive pay for 2021.

How We Set Pay

Compensation Committee

The Compensation Committee, composed entirely of independent directors, is responsible for the oversight of:

- Pay, benefits, and other employment matters for executives;
- Stock-based pay plans for employees;
- The election and appointment of executive officers and other corporate officers;
- CEO performance; and
- Director pay.

The Compensation Committee considers several factors when it sets executive pay — all of which ultimately influence our executive pay program.

Align Interests. Provide pay that aligns management (and employee) interests with those of shareholders and customers.	**Peer Comparison.** Establish overall pay approximating the median of our peer group and applicable position comparisons.	**Attract Talent.** Set pay that will attract talent from both within and outside the utility industry.
Economic Circumstances. Set pay based on economic circumstances, including turnover and retention considerations.	**Pay for Performance.** Tie all components of incentive pay to the company's short-and long-term financial and operational performance.	**No Executive Perks.** Executives participate in same benefits plans available to all non-union employees, with no additional perquisites, other than executive physicals.

Our Compensation Committee has the authority to delegate certain responsibilities and has delegated some of the administration of our executive compensation and benefits plans to our Compensation and Benefits Department.

Independent Compensation Consultant

To help determine executive pay, the Compensation Committee retains an independent pay consultant, Willis Towers Watson, for advice regarding the general competitive landscape and trends in executive and director pay. While the Compensation Committee meets with the consultant from time to time, the chair of the Compensation Committee also communicates directly with the consultant in between Committee meetings. The consultant advises the Committee on several matters including (1) competitive analysis (including in relation to our 2020 peer group), (2) incentive plan design, (3) updates on trends in executive and director compensation, (4) peer group composition, and (5) other compensation-related matters as requested by the Committee.

Decision-Making Process and Role of Executive Officers

The Compensation Committee works with Willis Towers Watson to analyze competitive market data to determine appropriate base salary levels, annual incentive target levels, and long-term incentive target levels for all of our executives, paying particular attention to applicable comparisons with our 2020 peer group. When making comparisons to the peer group, the Compensation Committee seeks to establish compensation levels that approximate the median of our peer group. After determining appropriate levels, the Compensation Committee recommends both CEO and executive officer pay to the Board for approval. The CEO is not a member of the Compensation Committee and does not vote on Board matters concerning executive pay.

With respect to our CEO's pay, the Compensation Committee conducts an annual performance assessment of the CEO and determines appropriate adjustments to all elements of his pay based on his individual performance and the company's performance. The Compensation Committee then considers our CEO's preference: having a larger percentage of his pay be at risk in the form of performance-based compensation and his overall pay to be below the median of his peers.

For the other executive officers, the CEO and CFO make recommendations to the Compensation Committee for all elements of pay based on individual performance, market data from our peer group and published survey data. The Compensation Committee reviews, discusses, modifies, and approves, as appropriate, these recommendations.

The diagram below summarizes the Compensation Committee's annual process for setting executive pay, which begins in July and concludes the following February.

July
Review and discuss timeline for setting executive pay

October
Review materials from independent compensation consultant:
- Executive pay overview
- Peer compensation analysis
- Preliminary design of annual and long-term incentive opportunities

December
Evaluate overall executive pay program:
- Review preliminary five-year financial plan
- Approve upcoming annual incentive plan grants
- Review proposed long-term incentive grants
- Approve annual executive retention / retirement grants

February
Finalize executive pay:
- Review final five-year financial plan
- Approve executive pay
- Approve long-term incentive program grants
- Review performance metrics results for prior year and approve payouts for current annual incentive plan and vesting of long-term incentive program

At each of its regularly scheduled meetings throughout the year, the Compensation Committee reviews the company's performance under all outstanding annual and long-term incentive plans.

Targeted Pay and Competitive Analysis

Pay Philosophy

We target base salary, annual cash incentive awards, and long-term equity grants, as well as total pay, to be market competitive for our executive officers. Our Compensation Committee believes that the best proxy to determine market competitiveness of pay is the median of our peer group, including individual pay components, as well as total pay. However, because comparative data is one of several tools that are used in determining executive officer compensation, competitiveness of compensation may fluctuate based on a number of factors, including:

- The level of achievement of our pre-established performance goals;
- Our TSR compared against our peer group;

- Individual performance and scope of job responsibilities;
- Internal equity considerations;
- Market competitiveness and internal executive turnover; and
- The executive's industry and position experience and tenure.

To align the long-term interests of our executives, shareholders, and customers, our Compensation Committee uses performance-based incentive awards to place a significant component of each executive's pay at risk. According to our Compensation Committee's independent compensation consultant, our relative TSR performance metric that is part of our long term incentive program is set at a higher level, and is more difficult to achieve, than our peers. This structure encourages our executives to focus on both short- and long-term performance and provides a reward to our executives, shareholders, and customers when we achieve our financial *and* operating objectives.

The target pay mix for our named executive officers generally was unchanged in 2020 from 2019. As part of the overall 2020 pay package, our Compensation Committee increased the base salary for one named executive officer above the percentage increase given to all employees, generally, and increased one named executive officer's target opportunity under our executive retention and retirement program. Despite these two slight increases, at-risk pay remained at 68 percent of target pay for our named executive officers in 2020.

For our CEO, approximately 78 percent of the overall targeted pay in 2020 (base salary plus targeted annual and long-term incentives) relates to performance-based incentive awards. For our named executive officers other than the CEO, that percentage averages 60 percent. The charts below depict the target total pay mix for our CEO and the average of our other named executive officers.


CEO PAY MIX
SHORT-TERM INCENTIVES
LONG-TERM INCENTIVES
Base Salary
22%
Long-Term Incentive Program
43%
2020
22%
Annual Cash Incentive
13%
Executive Retirement / Retention Program
PERFORMANCE-BASED COMPENSATION
OTHER NAMED EXECUTIVE OFFICER AVERAGE PAY MIX
SHORT-TERM INCENTIVES
LONG-TERM INCENTIVES
Base Salary
40%
Long-Term Incentive Program
31%
2020
Executive Retirement / Retention Program
9%
Annual Cash Incentive
20%
PERFORMANCE-BASED COMPENSATION

Charts represent target level for each component of compensation.

Independent Compensation Consultant Data and Analysis

As a component of the Compensation Committee's review of executive pay, Willis Towers Watson provides an analysis of the pay levels of our peer group, as well as published survey data that focuses on the energy and utility industry, which is size-adjusted based on our revenues for appropriate market comparison. In 2020, the published survey data included the Willis Towers Watson Compensation DataBank, William M. Mercer's Executive Benchmark Database and Willis Towers Watson Survey Report on Top Management Compensation. The 2020 peer group data is a primary basis for setting pay for our CEO and CFO because these positions are common among our peers. Both the peer group and survey data are analyzed and considered in setting pay levels for the remaining named executive officers because these positions or division of responsibilities may not be common among each of our peers.

For long-term incentive purposes, Willis Towers Watson performs its analysis using the published survey data and focuses on companies in the energy services industry, specifically those with annual revenues less than $3 billion. The Compensation Committee considers the responsibilities of the job performed by each of our executive officers and his or her performance, and adjusts each executive's targeted pay amounts accordingly. As further detailed below, internal comparison with other officer positions also is considered.

In addition to these efforts, Willis Towers Watson prepares an analysis of market data compiled from the Willis Towers Watson Compensation DataBank for energy services executives. The analysis examines the target direct compensation opportunity for energy services executives, including base salary, target annual incentives, and the expected value of long-term incentives. Using regression analysis, Willis Towers Watson size-adjusts the data to reflect our revenue scope.

We also conducted a separate analysis of the 2019 executive pay of the 12 other companies in our 2020 peer group. This internal analysis, which was based on proxy data, examined base salary, bonus, other annual compensation, equity awards, and non-equity incentive plan compensation (and excluded change in pension value). Using this analysis, our named executive officers had average pay of $1.43 million in 2019, which was less than all but four of the 12 other companies in our 2020 peer group; while the peer group median had average pay per named executive officer of approximately $1.66 million. Our CEO's total 2019 pay was approximately 89 percent of the median total pay of 2020 peer group CEOs.

These analyses demonstrate that, on average, our highest paid employees are paid at a level that is below the median of our 2020 peer group and industry. We also are cognizant of prevailing economic conditions, internal pay equity, and executive turnover, which our Compensation Committee takes into account when determining executive compensation.

CEO Pay Ratio

We believe executive pay must be internally consistent and equitable to motivate our employees to create shareholder value. We are committed to internal pay equity, and the Compensation Committee monitors the relationship between the pay our executive officers receive and the pay our non-managerial employees receive. The Compensation Committee reviewed a comparison of CEO pay (base salary and incentive pay) to the pay of all our employees (other than our CEO) in 2020. The compensation for our CEO in 2020 was approximately 25 times the median pay of our employees, as compared to 27 times in 2019, using the same methodology.

25:1

CEO Pay Ratio

Our CEO to median employee pay ratio is calculated in accordance with Item 402(u) of Regulation S-K. Although the applicable SEC rules would permit us to use the same median employee, we identified a new median employee for 2020 because that is the same process we have been using since our Compensation Committee first asked us to calculate our CEO pay ratio in 2010, and not because of any changes to our employee population or employee compensation arrangements that would significantly impact our pay ratio.

We identified the new median employee this year by using the same methodology we used to identify last year's median employee — by examining the 2020 total cash compensation for all individuals (excluding our CEO) who were employed by us on the last day of our payroll year (which for 2020 was December 25). We included all employees, whether employed on a full-time, part-time, or seasonal basis. We did not make any assumptions, adjustments, or estimates with respect to total cash compensation, and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2020. We believe the use of total cash compensation for all employees is a consistently applied compensation measure because we do not widely distribute annual equity awards to employees (six percent of our employees receive annual equity awards).

After identifying the median employee based on total cash compensation, we calculated annual total compensation for the employee using the same methodology we use for our named executive officers as set forth in the ***2020 Summary Compensation Table*** later in this proxy statement and computed the ratio.

CEO to Median Employee Pay Ratio

	CEO	Median Employee
Base Salary	$687,206	$90,130
Stock Awards	$1,698,500	—
Annual Incentive Plan Compensation	$493,397	$4,710
Change in Pension Value and Nonqualified Deferred Compensation Earnings (1)	$165,530	—
All Other Compensation	$57,415	$30,463
TOTAL	**$3,102,048**	**$125,303**
CEO Pay to Median Employee Pay Ratio	**25 : 1**	

(1) These amounts are attributable to a change in the value of each individual's defined benefit pension account balance and do not represent earned or paid compensation. Pension values are dependent on many variables including years of service, earnings, and actuarial assumptions.

Wealth Accumulation

The Compensation Committee reviews annually the wealth accumulation of our executives, considering all of the elements of total pay each executive officer receives during the prior five-year period, including base salaries, annual cash incentive payouts, the value of long-term incentive awards and any special payments made to an individual executive. The Compensation Committee also reviews the projected value of each executive officer's accumulated equity grants over the subsequent five-year period based upon various stock appreciation and "stay to normal retirement" scenarios. This is done to analyze not only the amount of pay each executive officer has accumulated to date, but also to better understand how current equity grants may affect the amount of wealth executive officers accumulate in the future.

Pay Components

The primary pay components for our executive officers in 2020 were:

- Base Salary;
- Annual performance-based cash incentive awards; and
- Long-term performance-based equity incentive awards in the form of performance units and ERRP restricted share units.

The Compensation Committee believes these pay components align the interests of our executives and our shareholders by basing a significant portion of total pay on performance and achievement of our short- and long-term goals. The specific mix among the individual components reflects market comparisons (primarily with respect to the median of our 2020 peer group) and individual position and performance. Base salary represents 22 percent of our CEO's targeted total pay and, on average, 40 percent of our other named executive officers' targeted total pay. Performance-based awards (annual and long-term incentive) represent the remaining portion of targeted pay.

The Compensation Committee also believes that our executive pay program appropriately mitigates the risk associated with incentive-based pay. The Compensation Committee has designed the entire program and the metrics under our annual and long-term performance-based incentive awards to curb inappropriate risk taking. For example, we do not offer guaranteed bonuses. In addition, our annual and long-term performance-based incentive awards utilize multiple performance metrics which vary from plan to plan, and rewards under those plans are aligned with the interests of our shareholders. If our shareholders benefit from our performance, our executive officers are rewarded. Our ERRP restricted share units also benefit our long-term succession and strategic plan by providing for payment only after the recipient leaves employment with us, and then over a five-year period. Furthermore, we have limited severance packages, we do not maintain a non-performance-based supplemental executive retirement plan, and our retirement, healthcare, and welfare benefit programs for executives are generally the same as for all employees and are discussed in the *2020 Executive Pay* section of this proxy statement. Finally, we maintain stock ownership guidelines for our executives. In light of these pay practices, the Compensation Committee believes that our executive pay program appropriately address the risks associated with performance-based incentives.

Base Salary

The general guideline for determining salary levels for our executive officers, including the CEO, is to be around the median of our peer group, adjusted for other factors such as trade area economics, turn-over, tenure, and experience. Adjustments from peer group levels are made based on experience in the position, industry experience, and individual performance and responsibilities. While we are cognizant of the competitive range, our primary goal is to compensate our executives at a level that best achieves our pay philosophy, whether or not this results in actual pay for some positions that may be higher or lower than the market median. We find that survey results for particular positions can vary from year to year. Thus, we consider market trends for certain positions over a period of several years rather than a one-year period in setting pay for such positions.

The Compensation Committee considers adjustments to base salaries for executive officers on an annual basis. For 2020, the Compensation Committee felt that an increase to the base salaries of our executive officers in line with the increases generally provided to our employees was reasonable in light of the company's operating results in 2019. To remain competitive with the market, the Compensation Committee also considered the effect of such increased salaries for our executive officers in relation to the median of our 2020 peer group. One named executive officer received a further increase to align with the market median. The table to the right sets forth the base salaries for our named executive officers. The base salary adjustments for 2020 were effective April 1, 2020.

	Annualized Base Salary		
Name	2019 ($)	2020 ($)	Increase (%)
Robert C. Rowe	649,224	666,753	2.7
Brian B. Bird	449,057	461,182	2.7
Heather H. Grahame	423,516	434,951	2.7
Curtis T. Pohl	305,136	313,375	2.7
Bobbi L. Schroeppel	287,474	297,536	3.5

Annual Cash Incentive Awards

The overall design of our 2020 annual cash incentive plan was the same as the 2019 plan. The plan uses financial (net income) and operational (safety, reliability, and customer care) performance metrics to motivate employees to meet and exceed annual company objectives that are a part of our strategic plan. All regular, non-union employees, including executive officers, participate in the same annual incentive plan; while our union employees participate in a separate, but similar, management-designed program.

Each participating employee has a targeted annual cash incentive award, expressed as a percentage of base salary. Actual payouts for awards reflect the company's performance against the metrics, as well as the employee's individual performance. No portion of the annual cash incentive award is guaranteed.

The Compensation Committee calculates the actual payout pursuant to the following four-factor formula:


(1)
Base Salary
X
(2)
Individual Target Incentive (% of Base Salary)
X
(3)
Plan Funding Percentage (performance vs. metrics)
X
(4)
Individual Performance Multiple
=
Individual Payout

For example, the Compensation Committee calculated the annual incentive payout for our CEO in 2020 as follows:

$666,753	X	100%	X	74%	X	1	=	$493,397

(1) Base Salary

Base salary is the first component in the calculation of the annual cash incentive award. Base salary is described in the *Base Salary* section immediately preceding this *Annual Cash Incentive Awards* discussion.

(2) Individual Target Incentive

Each year, the Compensation Committee approves an annual incentive target, expressed as a percentage of base salary, for each executive. The target opportunity for our executive officers is derived in part from peer group and competitive survey analysis data and in part by the Compensation Committee's judgment on the internal equity of the positions, scope of job responsibilities, and each executive's industry experience and tenure. Potential adjustments to the annual incentive target for the executive officers are considered by the Compensation Committee on an annual basis.

The table to the right sets forth the 2020 annual incentive target opportunity for our named executive officers. In 2020, the Compensation Committee did not adjust the target incentive opportunity for any of our named executive officers after determining that the existing target incentive opportunities were aligned with the incentive opportunity in the market place generally.

	2020		
Name	**Base Salary ($)**	**Target Incentive Opportunity (% of base salary)**	**Target Incentive Opportunity ($)**
Robert C. Rowe	666,753	100%	666,753
Brian B. Bird	461,182	60%	276,709
Heather H. Grahame	434,951	55%	239,223
Curtis T. Pohl	313,375	40%	125,350
Bobbi L. Schroeppel	297,536	40%	119,014

(3) Plan Funding Percentage

Before each annual incentive plan year begins, management proposes specific performance targets for the plan's financial and operational measures. The Compensation Committee considers the proposed targets, and the Compensation Committee and the Board approve final targets. Following the end of the plan year, the Compensation Committee reviews data submitted by management regarding company performance against each of the specific performance targets and determines the degree to which each performance measure was met during the year, subject to Board approval. The aggregate percentage of financial and operational measures met during the year represents the plan funding percentage for the annual incentive plan. For our executives, the funding (as a percentage of target) under the annual incentive plan has ranged from 80 percent to 136 percent for the five previous years, as set forth in the table above.

Historical Funding of Annual Cash Incentive (as a percentage of target)

2015 (1)	2016	2017	2018	2019
80%	113%	99%	136%	126%

(1) Due to a work-related fatality in 2015, the funding level of the annual cash incentive for executives was 80% (for non-executive employees, the plan was funded at 88%).

For many years, including 2020, the annual incentive plan has used four categories of performance measures to determine the plan funding percentage – financial, safety, reliability, and customer satisfaction. The relative weightings of these measures are set forth in the graphic below right.

In order for any awards under the 2020 annual incentive plan to be earned and paid out, the company must attain at least 90 percent of the budgeted net income target, which coincides with the threshold net income target for the plan. This metric for determining performance against our financial goal is derived from our audited financial statements.

In addition, the 2020 annual incentive plan provided that the lost-time incident rate portion of the safety metric would be forfeited in the event of a work-related fatality, unless the Compensation Committee determined that no actions on the part of the employee or the Company contributed to the incident.

Annual Incentive Plan Metrics


Customer Satisfaction 15%
Reliability 15%
Financial 55%
Safety 15%

The Compensation Committee may use discretion in increasing or decreasing the plan funding percentage from actual performance due to specific facts and circumstances, such as current economic conditions as well as unusual one-time events that significantly impact financial or non-financial results. The Compensation Committee exercises this discretion only for unusual, non-operational items.

In 2020, the Compensation Committee concluded that the COVID-19 pandemic created an unusual set of non-operational circumstances beyond management's control that adversely impacted the company's financial performance. Accordingly, for two primary reasons described below, the Compensation Committee exercised its discretion to make a small adjustment (4.3 percent increase) to the company's reported net income of $155.2 million to reach the threshold level of performance under the plan. Accordingly, as a result of this adjustment, the overall payout under the plan was 74%. The specific rationale for this adjustment follows.

First, target and threshold levels of net income performance were set by the Compensation Committee in December 2019, well before COVID-19 was identified as a potential issue affecting financial performance. As disclosed in the Company's Form 10-K for the year ended December 31, 2020, the Company estimated that COVID-19 negatively impacted net income in the range of $4.6 million to $6.9 million. In order to account for the effect of COVID-19, the Compensation Committee recommended and the Board approved a slight upward adjustment (4.3 percent or $6.7 million) to net income for purposes of the plan, resulting in net income performance that equaled the threshold level under the plan of $161.9 million.

In making this adjustment, the Board considered the fact that the annual incentive plan is a GAAP-based plan, while many companies, including many of the company's peers, use a non-GAAP based plan. Our GAAP financial results determine performance levels under the plan. Other than discretion for unusual, non-operational items, there is no way for the plan to account for normal items that affect our results but are beyond our control. For example, we normally include a weather adjustment when reporting non-GAAP earnings. For 2020, we reported non-GAAP earnings that included a $7.3 million unfavorable weather impact; had we been able to adjust our plan accordingly, we would have achieved above threshold performance under the plan. However, the plan does not permit any such adjustment for normal items, such as weather impacts, that are beyond our control. Companies with non-GAAP plans, on the other hand, can use non-GAAP adjustments to account for the impact of the pandemic this year (as well as other normal items beyond their control) as part of their performance results under their incentive plans; we cannot include any such adjustments, absent an exercise of discretion.

Second, although the pandemic appeared to have a direct negative impact on our financial performance, we continued to achieve high levels of operational performance under the plan's other metrics. As a public utility providing electric and natural gas service to our customers and responsible for some of our nation's most critical infrastructure, our business is an essential service. Our employees were expected to, and did, continue to provide safe and reliable services throughout the pandemic, despite the lower usage from certain customer classes that drove down our financial financial results.

Our employees provided these essential services while continuing to meet or exceed the non-financial measures in the annual incentive plan. For the fourth year in a row, we achieved our highest ever J.D. Power overall customer satisfaction score, an increase over our previous highest score in 2019. Our employees also achieved our best ever safety record in terms of recordable incident rate and lost time incident rate, resulting in above target performance for all safety metrics under the plan, and our reliability metrics were near target.

When our Board decided to raise the financial metric to the threshold level, it relied, in part, upon the outstanding performance of our employees to work safely while providing essential services to our customers during unprecedented times. The Board concluded that the employees' achievement with respect to these operational metrics should be rewarded and helped support the exercise of its discretion concerning the unusual circumstances of the pandemic.

The table on the following page shows the associated performance metrics (including threshold, target, and maximum levels), weighting and plan payout percentage for each of the 2020 performance measures, which resulted in the plan funding at 74 percent of target for our named executive officers.

Performance Measures	2020 Annual Incentive Plan Information: Weight (% of Total Plan Payout)	Performance Level: Threshold	Performance Level: Target	Performance Level: Maximum	Actual Achieved	Target % Achieved	Final Funding % of Total
Financial (55%) (1)							
Net Income ($ in millions)	55 %	$161.9	$ 179.9	$ 197.9	$155.2	50.0	27.5
Safety (15%) (2)							
Lost Time Incident Rate	5 %	0.60	0.48	0.25	0.39	119.6	6.0
Total Recordable Incident Rate	5 %	1.85	1.55	1.20	1.36	127.1	6.4
Safety Training Completion	5 %	99.0 %	99.5 %	100.0 %	100.0 %	146.0	7.3
Reliability (15%) (3)							
SAIDI (excluding major event days)	5.0 %	118.00	104.00	89.00	101.95	106.8	5.3
SAIDI (including major event days)	5.0 %	170.00	125.00	101.00	146.60	76.0	3.8
Gas – Leaks per 100 Miles of Main	2.5 %	15.50	10.00	8.10	10.74	93.3	2.3
Gas – Damages per 1000 Locates	2.5 %	3.20	2.20	1.60	3.25	—	—
Customer Satisfaction (15%) (4)							
J.D. Power Residential Electric and Gas Survey Performance Ranking	5 %	694.00	720.00	724.00	721.60	120.3	6.0
Operational Performance – Customer Survey by Flynn Wright	5 %	35.22	39.13	43.05	38.77	95.4	4.8
Reputational Perceptions – Customer Survey by Flynn Wright	5 %	34.55	38.39	42.23	38.39	96.9	4.8
					TOTAL FUNDING PERCENTAGE		**74.0**

(1) **Financial.** The net income target is based upon the Board approved budget for the plan year, and the actual achieved is determined by what is reported in our annual report on Form 10-K for the plan year. After exercising discretion explained above, the Board adjusted the net income performance to the threshold level of $161.9 million due to the COVID-19 pandemic.

(2) **Safety.** Safety performance regarding *Lost Time Incident Rate* and *Total Recordable Incident Rate* is calculated according to Occupational Safety and Health Administration (OSHA) standards. OSHA specifically defines what workplace injuries and illnesses should be recorded and, of those recorded, which must be considered lost time incidents. The **threshold** level for the safety measures represents our five-year average performance for these metrics, which is significantly above our Edison Electric Institute (EEI) peer group average; the **target** level is significantly above our peer group average and represents a 15 percent improvement over our five-year average performance for lost time incident rate and total recordable incident rate; and the **maximum** represents first quartile performance for our EEI peer group and a significant improvement over historical company performance. *Safety Training Completion* includes completion of assigned safety training for all employees through an internal education portal, and is calculated by dividing the difference of total courses assigned less total courses overdue by the total courses assigned.

(3) **Reliability.** *SAIDI (excluding major event days).* System Average Interruption Duration Index (SAIDI) is a system reliability index used by us and participating Institute of Electrical and Electronic Engineers, Inc. (IEEE), utilities to measure the duration of interruptions on a utility's electric system. SAIDI indicates the total duration of interruption for the average customer during a predefined period of time. The **threshold** level for SAIDI, excluding major event days, represents a 10 percent improvement over the difference between the five-year average performance for IEEE medium-sized utilities and maximum; the **target** level represents a 10 percent improvement over the difference between the company's five-year average results and the maximum level; and the **maximum** level is the five-year average of first quartile performance of IEEE medium-sized utilities.

SAIDI (including major event days). The **threshold** for SAIDI, including major event days, represents a 10 percent improvement of the five-year average performance for IEEE medium-sized utilities; the **target** level represents a 10 percent improvement over the gap between the company's five-year average results and the maximum level; and the **maximum** level is equal to the company's best SAIDI, including major event days, in the last five years.

Damages per 1000 Locates. This natural gas reliability metric assesses the effectiveness of the company's programs to prevent damage to its natural gas system. The **threshold** level represents the company's five-year average and the average of second quartile performance as reported in a leak reporting survey conducted by the American Gas Association (AGA); the **target** level represents a 20 percent improvement over the company's five-year average; and the **maximum** level represents first quartile performance.

Leaks per 100 Miles of Main. This natural gas reliability metric assesses the overall performance of the company's natural gas system. The **threshold** level represents a level equal to first quartile performance as reported by the AGA; the **target** level represents the company's five-year average, which is first quartile performance; and the **maximum** level represents a 35 percent improvement over the company's five-year average, well into first quartile performance.

(4) **Customer Satisfaction.** *J.D. Power.* One customer satisfaction metric is measured by the broadly utilized J.D. Power residential electric and gas customer satisfaction surveys and studies, which include the following components: communications, corporate citizenship, billing

and payment, price, power quality and reliability (electric) or field service (gas) and customer service. The **threshold** level represents the company's five-year average; the **target** level is an improvement of one point over our best ever score, which we achieved in 2018; and the **maximum** level is a five point improvement over our 2018 best ever score.

Flynn Wright Surveys. The remaining two customer satisfaction metrics are measured based on the results of a 2020 customer tracking survey conducted on our behalf by Flynn Wright, a full service advertising, marketing, public relations, web design, interactive and research advertising agency. For both of these metrics, the **threshold** level is set 10 percent below target; the **target** level represents our average score for three waves of surveys from Fall 2019 to Fall 2020; and the **maximum** level is set at 10 percent above target.

(4) Individual Performance Multiple

After the Compensation Committee determines the plan funding percentage, the committee determines an individual performance multiple for each executive, which is factored into the incentive payout calculation. To make this determination, the Compensation Committee analyzes the total mix of available information, as well as actual performance measured against pre-established goals.

The company's successes in 2020 were due to the substantial efforts of our executive officers and many other employees across all departments of the company. As a result of the factors noted above, the Compensation Committee determined that it was appropriate to award each named executive officer (and the other executive officers) the annual cash incentive award as provided by the 2020 annual cash incentive plan, *without the addition of any performance multiplier*. Actual 2020 annual cash incentive awards for the named executive officers are reflected in the following table.

	2020					
Name	Base Salary ($)	Target Cash Incentive, as % of Base Salary	Funding Percentage (%)	Individual Performance Multiple	Actual Cash Incentive, as % of Base Salary	Cash Incentive Award ($)
Robert C. Rowe	666,753	100%	74	1.0	74.0%	493,397
Brian B. Bird	461,182	60%	74	1.0	44.4%	204,765
Heather H. Grahame	434,951	55%	74	1.0	40.7%	177,025
Curtis T. Pohl	313,375	40%	74	1.0	29.6%	92,759
Bobbi L. Schroeppel	297,536	40%	74	1.0	29.6%	88,071

Clawback of Annual Cash Incentive Awards

Although we have not adopted a formal clawback policy, the annual cash incentive awards are specifically made subject to any formal clawback policy that we may adopt in the future.

Long-Term Performance-Based Equity Incentive Awards

We have used our Equity Compensation Plan to provide for the award of long-term, performance-based equity incentive awards to our executive officers. These performance-based awards help us achieve our compensation philosophy of being market competitive while simultaneously aligning the interests of our executives and shareholders.

We do not recover equity incentive awards from customers in our rates approved by our regulators.

The Equity Compensation Plan authorizes several types of stock-based awards, including restricted stock and a variety of performance-based awards. In 2020, the Compensation Committee granted two types of long-term, equity incentive awards to our executives under the Equity Compensation Plan: (1) LTIP performance units with cliff vesting after a three-year performance period; and (2) a smaller award of ERRP restricted share units with cliff vesting after a five-year performance period and a payout over five years following the executive's separation from service with the company. All of these 2020 awards are performance-based and payable, if and when earned, in shares of our common stock.

LTIP Performance Units. The Compensation Committee determines the terms and restrictions applicable to grants of LTIP performance units. After the company's financial results are available for the prior year, the Compensation Committee approves the annual grant of LTIP performance units to our executive officers (and approximately 80 other participants in 2020). The awards of LTIP performance units are intended to provide a link between executive officer compensation and long-term shareholder interests as reflected in changes in our stock price, and to motivate and reward achievement of pre-established corporate financial goals and relative TSR. The Compensation Committee believes that making an annual grant of LTIP performance units motivates our executive officers (and the other participants) to focus on long-term, sustainable improvement in shareholder value because the award payout is tied to financial performance and continued service over a three-year period with cliff vesting at the end of such period, and the ultimate value delivered is dependent upon the value of our stock.

During the performance periods summarized in the table below, the performance measures for the LTIP awards included (1) a combined financial metric comprised of ROAE and either average EPS or net income growth, contributing 50 percent of the payout, and (2) TSR relative to our peer group, also contributing 50 percent of the payout. The table below shows, for the past five completed performance periods, to the overall payout (expressed as a percentage of target).

Historical Funding of LTIP (as a percentage of target)

2014-2016	2015-2017	2016-2018	2017-2019	2018-2020
108.3%	44.9%	94.3%	122.2%	50%

ERRP Restricted Share Units. In 2011, the Compensation Committee instituted the practice of granting ERRP restricted share units to bring the long-term incentive component of our executives' compensation in line with the median of our peers, while simultaneously encouraging retention with the five-year cliff vesting component and providing retirement benefits. The ERRP share units also encourage succession planning and continuity of our strategic plan through the five-year payout of vested awards following the executive officer's separation from service with the company. The key distinction between these awards and the non-performance-based supplemental executive retirement plans that certain of our peers and many other companies provide is that our ERRP restricted share units are earned based upon company performance.

The number of ERRP restricted share units that the Compensation Committee has granted annually has been considerably fewer than the grants of performance units. Like the performance units described above, these restricted share units are intended to provide a link between executive officer compensation and retirement planning and long-term shareholder interests and to motivate and reward achievement of pre-established corporate financial goals. The Compensation Committee believes that an annual grant of restricted share units motivates our executive officers to focus on long-term, sustainable improvement in our business because (1) vesting of the award is tied to financial performance and continued service over a five-year period and (2) payout of the vested award occurs over a five-year period following the executive officer's separation from service with the company.

2020 Long-Term Incentive Program Performance Unit Grants

In February 2020, the Compensation Committee approved grants of LTIP performance units subject to a three-year performance period with cliff vesting at the end of such period. The target long-term equity opportunities for each executive officer are derived from 2020 peer group and competitive survey data and from the Compensation Committee's judgment on the internal equity of the positions and scope of job responsibilities. To determine the target value of each executive officer's LTIP performance unit awards, the Compensation Committee considered the range for comparable roles within our peer group, with consideration given to the strategic value of each position. Based on these considerations, in 2020, the Compensation Committee increased the targeted opportunity (expressed as a percentage of base salary) associated with the LTIP awards for one of our named executive officers to better align with the market median.

Each executive officer's targeted opportunity is converted into specific LTIP performance unit grants by dividing the total targeted value (the targeted percentage of base salary) by the weighted average fair value of a share of our stock on the grant date, less the present value of expected dividends. The resulting calculation represents the number of LTIP performance units that were granted and will vest on December 31, 2022, if all performance goals are met at the target performance level.

The target equity opportunities (value at target and number of shares) for the 2020 grants of LTIP performance units are shown in the table to the right. The table also compares the target opportunities (expressed as a percentage of base salary) applicable to the 2019 and 2020 awards.

	2019	Target LTIP Performance Unit Opportunity for 2020		
		2020	2020	2020
Name	Base Salary (%)	Base Salary (%)	Value at Target ($)	LTIP Stock Awards (1)
Robert C. Rowe	200%	200	1,298,448	17,755
Brian B. Bird	100%	100	449,057	6,141
Heather H. Grahame	90%	90	381,164	5,212
Curtis T. Pohl	60%	60	183,082	2,504
Bobbi L. Schroeppel	50%	50	143,737	1,965

(1) Based on a weighted average grant date fair value of $73.13, which was calculated using the closing stock price of $77.46 on February 12, 2020, less the present value of expected dividends.

After the performance period, the Compensation Committee calculates the actual company performance relative to the performance goals and determines the number of LTIP performance units that vest based on such performance. Depending on performance, the exact number of units that vest will vary from zero to 200 percent of the target award. In addition, the value of the award on payout will depend on the market price of our common stock on the date of payout. We do not recover LTIP awards from customers in our rates approved by our regulators.

The performance goals for these awards are independent of each other and are equally weighted. Vesting of awards also is contingent on maintaining investment grade secured and unsecured credit ratings. The following table summarizes the performance measures for the 2020 LTIP performance unit awards.

Performance Measures — 2020-2022	Threshold	Target	Maximum
Financial Goals – 50%			
ROAE	8.25 %	8.70 %	9.15 %
Simple Average EPS Growth	(2.2)%	(0.7)%	0.8 %
TSR – 50%			
Relative Average vs. Peers	13th	6th	1st

In general, based on a market analysis conducted by Willis Towers Watson, our performance levels for relative TSR are established at levels higher than our peers and the market. For example, according to this market analysis, we use a ranking of first for maximum, while the market uses third; we use a ranking of sixth for target, while the market uses eighth; and our threshold of 13th pays at 10 percent, and ninth pays at 50 percent, while the market threshold of twelfth pays at 50 percent.

The ROAE and simple average EPS growth levels are tied to management performance as these goals relate to revenue enhancement and cost containment. TSR is determined by our common stock price change and dividends paid over the performance period. We then compare our TSR with the total shareholder returns achieved by our 2020 peers over the same three-year period and determine our ranking.

2020 Executive Retention / Retirement Program Restricted Share Unit Grants

In December 2020, the Compensation Committee approved performance-based ERRP restricted share unit grants. These restricted share unit awards are subject to a five-year performance and five-year cliff vesting period and, once vested, will be paid out in shares of the company's common stock over a five-year period after a recipient has separated from service with the company.

Our overall compensation program does not provide any non-performance-based supplemental executive retirement benefit. The Compensation Committee designed and implemented the ERRP in lieu of a traditional supplemental executive retirement plan which is not performance-based but is offered by many of our peers and other companies to increase overall competitiveness. The ERRP restricted share units help to achieve our compensation philosophy of being market competitive while aligning the interests of our executives and shareholders. It also promotes retention through the five-year cliff vesting component and benefits succession planning and continuity of our strategic plan through its five-year payout following separation from service.

The long-term equity opportunity for the ERRP is derived from peer group and competitive survey data and from the Compensation Committee's judgment on the internal equity of the positions and scope of job responsibilities. To determine the value of each executive officer's ERRP restricted share unit award, the Compensation Committee considered the range for comparable roles within our peer group, with consideration given to each position's strategic value, and the overall long-term equity opportunity offered to that group. For 2020, the Compensation Committee reviewed the equity incentive opportunities provided to our 2020 peer group to analyze whether the targeted ERRP restricted share unit awards to our executive officers approximated the peer group median. Based on its review, the Compensation Committee determined that no changes were required for the 2020 ERRP restricted share unit awards other than for one of our named executive officers, whose award was increase to 20 percent of base salary from 15 percent of base salary.

The target equity opportunities for the 2020 ERRP restricted share unit grants to our named executive officers, based on a percentage of base salary, are shown in the table below.

		2020 Target ERRP Opportunity		
Name	2020 Base Salary ($)	Award % of Base Salary (%)	Value at Grant Date ($)	ERRP Stock Awards (#) (1)
Robert C. Rowe	666,753	60	400,060	8,976
Brian B. Bird	461,182	25	115,303	2,587
Heather H. Grahame	434,951	20	87,001	1,952
Curtis T. Pohl	313,375	20	62,665	1,406
Bobbi L. Schroeppel	297,536	20	59,501	1,335

(1) Based on a grant date fair value of $44.57, which was calculated using the closing stock price of $56.45 on December 22, 2020, less the present value of expected dividends, calculated using a 0.37 percent five-year Treasury rate and assuming quarterly dividends of $0.60 for the five-year vesting period, based on announced planned dividend of $2.40 per share for 2020.

Each executive officer's 2020 award value was converted into specific equity grants by dividing the total potential value of the award by the fair market value of a share of our stock on the grant date. This represents the number of restricted share units that will vest on December 31, 2025, if the company's net income for three of the five calendar years 2021 – 2025 exceeds the company's net income for 2020. The value of the award on the grant date, as reflected in the below table, is based on the closing market price of our stock on the grant date, less the present value of expected dividends. If earned, the value of the award on payout will depend on the market price of our common stock on the date of payout.

Vesting of 2018 Long-Term Incentive Program Performance Unit Grants in 2020

In February 2018, the Compensation Committee approved grants of LTIP performance units, subject to a three-year performance period. The 2020 LTIP performance unit grants vested on December 31, 2020. The performance goals were independent of each other and equally weighted. The table below summarizes the performance measures which governed these 2020 grants.

Performance Measures — 2018-2020	Threshold	Target	Maximum	Actual
Financial Goals – 50%				
ROAE	8.7 %	9.1 %	9.6 %	9.4 %
Simple Average EPS Growth	0.6 %	2.6 %	4.6 %	(1.3)%
Market Goal – 50%				
Relative TSR Average vs. Peers	14th	6th	1st	6th

Depending upon actual company performance relative to these performance goals, the exact number of shares that could have vested ranged from zero to 200 percent of the target award. As summarized above in the *2020 Long-Term Incentive Program Performance Unit Grants* section, our relative TSR metrics are established at levels higher than our peers according to a market analysis conducted by the Compensation Committee's independent compensation consultant. At the conclusion of the performance period, the Compensation Committee calculated the company's performance relative to these goals during the three-year performance period to determine the vesting percentage for the 2018 LTIP performance unit grants.

For the financial goals related to the 2018 LTIP performance unit grants, ROAE was 9.4 and simple average EPS growth was negative 1.3 percent. This financial performance resulted in a 0.0 percent vesting percentage for that half of the program. For our market goal, TSR was 10.0 percent, resulting in a ranking of 6th out of 14 with respect to our 2018 peers, and contributing 50.0 percent with respect to that half of the program. Our peer group remains generally consistent from year to year. However, with mergers and acquisition activities over the years, we have made minor changes to our peer groups, and our 2018 peer group differs from our 2020 peer group.

For purposes of our 2018 LTIP, we calculated TSR by comparing the average closing price for a share of common stock of us and our 2018 peers during the period beginning 10 days prior to the end of the performance period and ending 10 days after the performance period plus the cumulative dividends earned during the performance period, to the average closing price of a share of common stock of us and our 2018 peers during the period beginning 10 days prior to the start of the performance period and ending 10 days after the start of the performance period. Our Compensation Committee believes that calculating relative TSR using the 20-day average share price around the beginning and end of the performance period results in a more accurate reflection of return for the period that is less impacted by stock market activity on the first and last days of the performance period.

Based on the Compensation Committee's calculation of these performance measures, the 2018 LTIP performance unit grants vested at 50.0 percent. The table to the right summarizes the performance results with respect to each of the performance measures applicable to the 2018 LTIP performance unit grants and the corresponding contributions to the vesting percentage.

Performance Measures — 2018-2020	Result	Weight	Vesting
Financial Goals – ROAE and Simple Average EPS Growth	—	50 %	— %
Market Goal – TSR	100.0 %	50 %	50.0 %
		TOTAL	**50.0 %**

The table below summarizes the number of shares awarded for the 2018 LTIP performance unit grants and the number of shares paid out in 2020 with respect to such grants for our named executive officers, based on the vesting percentage of 50.0 percent approved by the Compensation Committee.

	Vesting of 2018 Performance Unit Grants		
Name	Units at Grant Date (#)	Vesting Percentage (%)	Units upon Vesting (#)
Robert C. Rowe	30,767	50.0%	15,384
Brian B. Bird	10,641	50.0%	5,321
Heather H. Grahame	8,385	50.0%	4,193
Curtis T. Pohl	4,338	50.0%	2,169
Bobbi L. Schroeppel	3,341	50.0%	1,671

Vesting of 2015 Executive Retention / Retirement Program Grants in 2020

In December 2015, the Compensation Committee approved grants of ERRP restricted share units, subject to a five-year performance period from 2016 to 2020. The 2015 ERRP restricted share unit grants contained a financial performance metric that required the company to achieve net income during any three of the five years during the performance period that exceeded the company's net income for 2015. As summarized in the following table, the company achieved net income in all five of the performance period years that was higher than its net income for 2015, satisfying the performance metric.

Net Income (millions)					
2015	2016	2017	2018	2019	2020
$151.2	$162.7	$172.7	$197.0	$202.1	$155.2

As a result of achieving the financial performance metric, the 2015 ERRP restricted share unit grants vested on December 31, 2020. In accordance with the terms of the grants, the vested restricted share units have been credited to an account for each executive officer similar to a deferred compensation account. Executives are not entitled to payout of any of the vested units in such account until the executive leaves the company, and following such departure, each unit will be paid out as a share of common stock of the company in five equal annual installments.

The table to the right indicates the number of 2015 ERRP restricted share units which vested on December 31, 2020, for each of our named executive officers. We do not recover ERRP awards from customers in our rates approved by our regulators.

Name	2015 ERRP Restricted Share Units Vested (#)
Robert C. Rowe	6,458
Brian B. Bird	2,233
Heather H. Grahame	1,564
Curtis T. Pohl	1,214
Bobbi L. Schroeppel	839

Other Pay Policies

Retirement and Other Benefits

Retirement benefits are offered to employees hired prior to January 1, 2009, through tax-qualified company-funded pension plans and to all eligible employees through a 401(k) defined contribution plan. Both pension plans and 401(k) plans are common benefits provided in the utility and energy industry. Our executive officers, including the CEO, participate in some or all of these plans, and the terms governing the retirement benefits under these plans are the same as those available to substantially all employees. We do not offer any supplemental retirement benefits to our executive officers other than the performance-based ERRP restricted share units described above. Our healthcare, insurance, and other welfare and employee-benefit programs are generally the same for substantially all employees, including the CEO and executive officers. We share the cost of health and welfare benefits with our employees, which is dependent on the benefit coverage option that each employee elects. Our executive officers do not receive any material perquisites or special benefits that differ materially from those available to employees generally.

Severance and Post-Termination Benefits

We provide severance and post-termination benefits to our executive officers under our severance plan. Severance and post-termination benefits are explained in detail under the *2020 Executive Pay—Pay After Employment Ends* section, starting on *page 41* of this proxy statement.

Non-qualified Deferred Compensation

The company provides a non-qualified deferred compensation plan, which is intended to be an unfunded plan. The 2009 Officer Deferred Compensation Plan (officer deferred plan) allows eligible officers to defer up to 100 percent of certain compensation, including base salary (subject to compliance with Section 409A of the Internal Revenue Code compensation limit), short-term incentive awards and awards earned under our Equity Compensation Plan. There are no company contributions to the officer deferred plan. Participants in the officer deferred plan may elect to have deferrals credited to their account in company stock (in the form of deferred share units issued under the Equity Compensation Plan) or cash investment options that substantially mirror the qualified employee 401(k) plan investment options. The value of each deferred compensation account is adjusted periodically to reflect the gains, losses, and dividends associated with the designated investments. Officer deferred plan participants do not pay income taxes on amounts deferred or earnings thereon until those amounts are distributed from the officer deferred plan. A participant's benefits under the officer deferred plan are fully vested and are payable after terminating employment. Benefits are paid in a lump sum unless a participant elects annual installments.

No Employment Agreements

We currently do not have employment agreements with any of our executives. We generally believe that ongoing employment agreements are not necessary to retain talented executives; however, agreements may be appropriate on a case-by-case basis, such as when an executive begins employment with us. Due to the changing marketplace in which we compete for talent, the Compensation Committee regularly reviews this practice to help ensure that we remain competitive in our industry.

Tax Treatment of Certain Compensation

Section 162(m) of the Internal Revenue Code limits the company deductibility of executive compensation paid to certain named executive officers (and, beginning in 2018, certain former executive officers) to $1 million per year. Prior to the Tax Cuts and Jobs Act (Act) signed into law on December 22, 2017, Section 162(m) contained an exception to the $1 million deduction limit for certain qualifying performance-based compensation. The Act eliminated this performance-based exception other than for "written binding contracts" in effect as of November 2, 2017, so long as such contracts are not materially modified after that date.

We had structured our Equity Compensation Plan to enable grants of equity-based incentive awards to be deductible under Section 162(m), and the material terms of the Equity Compensation Plan were approved by shareholders at our 2016 annual meeting. Thus, we believe we should be able to deduct our long-term performance-based equity incentive awards that were outstanding as of November 2, 2017 (such as LTIP performance unit awards and ERRP restricted share unit awards). However, similar awards made after such date will not be eligible for the exception and may not be deductible.

The Compensation Committee generally seeks ways to limit the impact of Section 162(m). However, the Compensation Committee believes that the tax deduction limitation should not compromise our ability to establish and implement incentive programs that support the compensation objectives discussed above. Accordingly, achieving these objectives and maintaining required flexibility in this regard may result in payments of compensation or grants of awards that are not deductible for federal income tax purposes.

Compensation Committee Report

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the proxy statement and incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2020.

Compensation Committee
Dana J. Dykhouse, *Chair*
Anthony T. Clark
Julia L. Johnson
Mahvash Yazdi

2020 Executive Pay

In this section, the tables, footnotes, and narratives provide information regarding the compensation, benefits, and equity holdings in the company for the named executive officers during the years ended December 31, 2020, 2019, and 2018. Please see the *Compensation Discussion and Analysis* on the previous pages for a description of our executive pay program necessary to gain an understanding of the information disclosed below.

2020 Summary Compensation Table

The table below sets forth the compensation earned by our named executive officer during 2020, 2019, and 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compen-sation ($) (4)	Total ($)
Robert C. Rowe								
President and Chief Executive Officer	2020	687,206	493,397	1,698,500	—	165,530	57,415	3,102,048
	2019	643,770	—	1,650,164	818,022	144,501	41,847	3,298,304
	2018	625,019	—	1,602,080	857,228	34,793	46,811	3,165,931
Brian B. Bird								
Chief Financial Officer	2020	475,329	204,765	564,353	—	28,446	58,672	1,331,565
	2019	445,284	—	548,242	339,487	31,861	57,387	1,422,261
	2018	432,315	—	532,315	326,112	5,939	52,676	1,349,357
Heather H. Grahame								
General Counsel and Vice President - Regulatory & Federal Gov't Affairs	2020	448,293	177,025	468,154	—	—	55,026	1,148,498
	2019	416,601	—	444,292	293,497	—	51,505	1,205,895
	2018	391,204	—	413,461	271,689	—	55,210	1,131,564
Curtis T. Pohl								
Vice President - Distribution	2020	322,988	92,759	245,757	—	52,154	56,770	770,428
	2019	302,572	—	238,776	153,789	59,131	53,608	807,876
	2018	293,760	—	231,817	161,159	—	52,910	739,646
Bobbi L. Schroeppel								
Vice President - Customer Care, Communications and HR	2020	306,000	88,071	203,244	—	38,170	56,168	691,653
	2019	285,059	—	182,672	144,887	39,441	56,915	708,974
	2018	275,267	—	174,755	151,831	—	52,214	654,067

(1) The "Bonus" column reflects the cash incentive award earned pursuant to our annual incentive plan as previously described. This award is earned during the year reflected and paid in the following fiscal year. Typically, this award is reported in the "Non-Equity Incentive Plan Compensation" column. However, In 2020, our Board exercised discretion under the annual incentive plan with respect to financial results impacted by the COVID-19 pandemic, so we are reporting such discretionary award in the "Bonus" column.

(2) These values reflect the grant date fair value of these awards as calculated utilizing the provisions of Accounting Standards Codification 718, Stock Compensation, and do not represent earned or paid compensation as the shares are subject to performance and vesting conditions. The values in the table above assume payout at target (100 percent) based on grant date fair value. The exact number of shares issued will vary from zero to 200 percent of the target award, depending on actual company performance relative to the performance goals. See Note 15 to the consolidated financial statements in our 2020 Annual Report on Form 10-K for further information regarding assumptions underlying the valuation of equity awards. The value of awards granted in 2020 for each named executive officer assuming a maximum payout based on grant date fair value would be $2,996,906 for Mr. Rowe; $1,013,485 for Mr. Bird; $849,309 for Ms. Grahame; $428,901 for Mr. Pohl; and $346,901 for Ms. Schroeppel.

(3) These amounts are attributable to a change in the value of each individual's defined benefit pension account balances and do not represent earned or paid compensation. Pension values are dependent on many variables including years of service, earnings and actuarial assumptions. Our pension plans were closed prior to Ms. Grahame joining the company; therefore, she is not a participant in a pension plan.

(4) The table below identifies the items included in the "All Other Compensation" column for 2020. Employee benefits include employer contributions, as applicable, for health benefits (medical, dental, vision, employee assistance plan and health savings account), group term life and 401(k) plan, which are generally available to all employees on a nondiscriminatory basis. Life insurance also includes imputed income consistent with IRS guidelines for coverage amounts in excess of $50,000 for each of the named executive officers. Mr. Rowe's other income includes vacation sold back to the company at a rate of 75 percent. Ms. Schroeppel's other income for 2020 includes a non-cash taxable award and gross up of taxes associated with that award. Remaining amounts relate to imputed income from ERRP award vestings.

	Health Benefits	Life Insurance	401(k) Contributions	Other Income	Total All Other Compensation
Robert C. Rowe	$21,716	$ 10,290	$ 11,400	$14,009	$ 57,415
Brian B. Bird	23,573	2,771	28,500	3,828	58,672
Heather H. Grahame	14,443	6,446	31,350	2,787	55,026
Curtis T. Pohl	17,315	5,912	31,350	2,193	56,770
Bobbi L. Schroeppel	23,749	2,343	28,500	1,576	56,168

2020 Grants of Plan-Based Awards

The following table shows the range of each named executive officer's annual and long-term incentive award opportunities granted for the fiscal year ended December 31, 2020. The narrative following the table describes the terms of each incentive award opportunity.

		Estimated Future Payouts Under Non-equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(2) ($)
Robert C. Rowe									
Annual Cash Incentive	—	333,377	666,753	1,000,130	—	—	—	—	—
Performance Units	2/12/2020	—	—	—	—	17,755	35,510	—	1,298,423
Restricted Share Units	12/22/2020	—	—	—	—	8,976	8,976	—	400,060
Brian B. Bird									
Annual Cash Incentive	—	138,355	276,709	415,064	—	—	—	—	—
Performance Units	2/12/2020	—	—	—	—	6,141	12,282	—	449,091
Restricted Share Units	12/22/2020	—	—	—	—	2,587	2,587	—	115,303
Heather H. Grahame									
Annual Cash Incentive	—	119,612	239,223	358,835	—	—	—	—	—
Performance Units	2/12/2020	—	—	—	—	5,212	10,424	—	381,154
Restricted Share Units	12/22/2020	—	—	—	—	1,952	1,952	—	87,001
Curtis T. Pohl									
Annual Cash Incentive	—	62,675	125,350	188,025	—	—	—	—	—
Performance Units	2/12/2020	—	—	—	—	2,504	5,008	—	183,118
Restricted Share Units	12/22/2020	—	—	—	—	1,406	1,406	—	62,665
Bobbi L. Schroeppel									
Annual Cash Incentive	—	59,507	119,014	178,522	—	—	—	—	—
Performance Units	2/11/2019	—	—	—	—	1,965	3,930	—	143,700
Restricted Share Units	12/22/2020	—	—	—	—	1,335	1,335	—	59,501

(1) Reflects possible payout range of 2020 performance units and restricted share units awards. The performance units granted on February 12, 2020, have a weighted average grant date fair value of $73.13. The restricted share units granted on December 22, 2020, have a weighted average grant date fair value of $44.57.

(2) These values reflect the grant date fair value of these awards as calculated utilizing the provisions of Accounting Standards Codification 718, Stock Compensation, and do not represent earned or paid compensation as the shares are subject to performance and vesting conditions. The values in the table above reflect grant date fair value assuming payment at target. See Note 15 to the consolidated financial statements in our 2020 Annual Report on Form 10-K for further information regarding assumptions underlying the valuation of equity awards.

Non-equity Incentive Plan Awards

Non-equity incentive plan compensation includes amounts earned under the NorthWestern Energy 2020 Annual Incentive Plan for 2020 performance, which were paid in 2021. The Compensation Committee reviewed 2020 performance against plan targets and approved a plan payout of 74 percent, as discussed in the *Compensation Discussion and Analysis—Pay Components—Annual Cash Incentive Awards* section, starting on *page 26* of this proxy statement.

Equity Incentive Plan Awards

As previously discussed in the *Compensation Discussion and Analysis—Pay Components—Long-Term Performance-Based Equity Incentive Awards* section in this proxy statement, the Board approved granting performance awards in 2020 under the Equity Compensation Plan. The values of stock awards included in the table on the previous page reflect the grant date fair value of these awards as calculated utilizing the provisions of Accounting Standards Codification 718, Stock Compensation, and do not represent earned or paid compensation as the shares are subject to performance and vesting conditions. For the 2020 performance unit awards, the exact number of shares issued upon vesting will vary from zero to 200 percent of the target award, depending on actual company performance relative to the performance goals. In addition, if earned, the value of a performance unit award and a restricted share unit award on the vesting date, based on the fair market value of our stock on that future date, likely will differ from the value on the grant date, which is based on the fair market value of a share of our stock and, with respect to a performance unit award, is based on the target amount for such award. See Note 15 to the consolidated financial statements in our 2020 Annual Report on Form 10-K for further information regarding assumptions underlying the valuation of equity awards.

Percentage of Salary Compared to Total Compensation

For 2020, base salary for the named executive officers accounted for approximately 22 to 48 percent of total direct compensation (*i.e.*, salary plus targeted annual and long-term incentive compensation), while incentive compensation accounted for approximately 52 to 78 percent of total direct compensation, assuming achievement of a target level of performance for each named executive officer.

2020 Stock Vested

The table below shows the number of shares acquired and the dollar amounts realized pursuant to the vesting of equity-based awards during the last fiscal year.

	Stock Awards					
Name	**Number of LTIP Shares Acquired on Vesting (#) (1)**	**Value Realized on LTIP Vesting ($) (2)**	**Number of ERRP Shares Acquired on Vesting (#) (3)**	**Value Realized on ERRP Vesting ($) (2)**	**Total Shares Acquired on Vesting (#)**	**Total Value Realized ($) (2)**
Robert C. Rowe	15,384	897,012	6,458	376,566	21,842	1,273,578
Brian B. Bird	5,321	310,238	2,233	130,206	7,554	440,445
Heather H. Grahame	4,193	244,465	1,564	91,197	5,757	335,662
Curtis T. Pohl	2,169	126,474	1,214	70,788	3,383	197,263
Bobbi L. Schroeppel	1,671	97,407	839	48,922	2,510	146,329

(1) LTIP Shares vested consist of performance units for the 2018-2020 performance period that vested on December 31, 2020, at a performance level of 50 percent. We determined the value realized for the vesting of these shares using the fair market value of our common stock on the December 31, 2020, vesting date, which was $58.31.

(2) As a regulated utility, we do not include the amounts we pay for stock awards in the rates we charge our customers.

(3) ERRP Shares vested consist of restricted share units for the 2015-2020 performance period that vested on December 31, 2020. We determined the value realized for the vesting of these restricted share units using the fair market value of our common stock on the December 31, 2020, vesting date, which was $58.31. All of the restricted share units are deferred until the recipient departs NorthWestern. Upon departure, the restricted share units are paid out as shares of common stock in five annual installments.

Outstanding Equity Awards at 2020 Fiscal Year-End

The table below contains information regarding outstanding equity-based awards, including the potential dollar amounts realizable with respect to the awards for each named executive officer. Dividends are not paid or accrued on any unvested awards. As a regulated utility, we do not include the amounts we pay for stock awards in the rates we charge our customers.

			Stock Awards			
	Type of Award	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1) (2) (3)
Robert C. Rowe						
	ERRP	12/22/2020			8,976	523,391
	LTIP	2/12/2020			17,755	1,035,294
	ERRP	12/18/2019			6,414	374,000
	LTIP	2/11/2019			20,868	1,216,813
	ERRP	12/13/2018			6,976	406,771
	ERRP	12/12/2017			5,862	341,813
	ERRP	12/7/2016	6,505	379,307		
Brian B. Bird						
	ERRP	12/22/2020			2,587	150,848
	LTIP	2/12/2020			6,141	358,082
	ERRP	12/18/2019			1,849	107,815
	LTIP	2/11/2019			7,217	420,823
	ERRP	12/13/2018			2,011	117,261
	ERRP	12/12/2017			2,027	118,194
	ERRP	12/7/2016	2,250	131,198		
Heather H. Grahame						
	ERRP	12/22/2020			1,952	113,821
	LTIP	2/12/2020			5,212	303,912
	ERRP	12/18/2019			1,395	81,342
	LTIP	2/11/2019			5,952	347,061
	ERRP	12/13/2018			1,474	85,949
	ERRP	12/12/2017			1,420	82,800
	ERRP	12/7/2016	1,576	91,897		
Curtis T. Pohl						
	ERRP	12/22/2020			1,406	81,984
	LTIP	2/12/2020			2,504	146,008
	ERRP	12/18/2019			1,005	58,602
	LTIP	2/11/2019			2,942	171,548
	ERRP	12/13/2018			1,093	63,733
	ERRP	12/12/2017			1,102	64,258
	ERRP	12/7/2016	1,223	71,313		
Bobbi L. Schroeppel						
	ERRP	12/22/2020			1,335	77,844
	LTIP	2/12/2020			1,965	114,579
	ERRP	12/18/2019			710	41,400
	LTIP	2/11/2019			2,310	134,696
	ERRP	12/13/2018			772	45,015
	ERRP	12/12/2017			764	44,549
	ERRP	12/7/2016	846	49,330		

(1) The performance units granted in February 2019 and 2020 will vest, if at all, on December 31, 2021 and 2022, respectively, subject to the satisfaction of the applicable performance and market criteria and generally subject to the recipient's continued employment through such date. Based on performance through December 31, 2020, we are below target for payout of the 2019 and 2020 grants. As required by the SEC's disclosure rules, the number of units and payout value shown for the 2019 grants and the 2020 grants assume a target level of performance (100 percent).

(2) Values were calculated based on a $58.31 closing price of our common stock on December 31, 2020.

(3) The performance-based restricted share units granted under the ERRP in December 2016, 2017, 2018, 2019, and 2020 will vest, if at all, on December 31, 2021, 2022, 2023, 2024, and 2025, respectively, subject to the satisfaction of the applicable performance criteria and generally subject to the recipient's continued employment through such date. The 2016 ERRP award has satisfied the applicable performance criteria.

Pay After Employment Ends

We have two separate defined benefit pension plans that cover employees hired prior to January 1, 2009. The NorthWestern Energy Pension Plan is applicable to employees who began their employment in Montana, and the NorthWestern Corporation Pension Plan is applicable to employees who began their employment in South Dakota or Nebraska. The table below summarizes for each of our named executive officers the years of credited service, present value of accumulated benefit, and any payments during the last fiscal year.

2020 Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Robert C. Rowe	NorthWestern Energy Pension Plan	12.00	872,597	—
Brian B. Bird	NorthWestern Corporation Pension Plan	17.08	274,345	—
Heather H. Grahame (1)	—	—	—	—
Curtis T. Pohl	NorthWestern Corporation Pension Plan	34.39	533,089	—
Bobbi L. Schroeppel	NorthWestern Corporation Pension Plan	22.63	277,120	—

(1) Ms. Grahame joined the company after the pension plans were closed to new entrants and therefore is not eligible to participate.

We calculated the present value of accumulated benefits assuming benefits commence at age 65 and using the discount rate, mortality assumption, and assumed payment form consistent with those disclosed in Note 14 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2020. While we calculated the present values in the table above assuming that benefits commence at age 65, the table to the right summarizes the cash balance available if the individual had terminated service as of December 31, 2020.

Name	Cash Balance ($)
Robert C. Rowe	590,019
Brian B. Bird	255,219
Heather H. Grahame	—
Curtis T. Pohl	485,853
Bobbi L. Schroeppel	241,546

Under the NorthWestern Energy Pension Plan, a participant's account grows based upon (1) contributions by the company made once per year, and (2) interest credits at the rate of six percent per year. Contributions by the company range from (a) three percent to 12 percent for eligible compensation, plus (b) 1.5 percent to six percent for eligible compensation above one-half of the taxable social security wage base. Upon termination of employment, an employee who is at least 50 years of age with five years of service may begin receiving a monthly annuity or defer receiving benefits until he or she is required to take a minimum distribution. Mr. Rowe currently is eligible for this early retirement option.

Under the cash balance formula of the NorthWestern Corporation Pension Plan, a participant's account grows based upon (1) annual pay credits, and (2) annual interest credits based on the average federal 30-year Treasury Bill rate for November of the preceding year. Pay credits range from three percent to 7.5 percent for compensation below the taxable wage base, and such amounts are doubled for compensation above the taxable wage base. Upon termination of employment, an employee (or if deceased, his or her beneficiary) may elect to (a) defer receiving benefits until he or she is required to take a minimum distribution or (b) receive an early retirement benefit of either (i) a lump sum payment equal to the cash balance in the account or (ii) a monthly annuity if age 55 or greater. Messrs. Bird and Pohl and Ms. Schroeppel currently are eligible for the lump sum early retirement option. Messrs. Bird and Pohl also are eligible for the monthly annuity early retirement option.

For both pension plans, credited years of service are based on actual hire date, and pensionable earnings include base pay only. Mercer Human Resources Consulting, the actuary for our pension plans, calculated the present value of accumulated benefits using participant data provided by us.

Non-qualified Deferred Compensation

We implemented a deferred compensation plan in 2009. Mr. Rowe is the only named executive officer who has deferred compensation into the plan, although he did not elect to defer any compensation in 2020. The deferred compensation plan is discussed in the *Compensation Discussion and Analysis—Other Pay Policies—Non-qualified Deferred Compensation* section of this proxy statement.

Our executive officers receive annual grants under our ERRP program. Pursuant to the terms of the ERRP award agreement, when a grant vests, our executive officers receive restricted share units, which we credit to an account for each executive officer similar to a deferred compensation account. These restricted share units are not deferrals under our deferred compensation plan; however, the restricted share units are similar to deferred compensation because an executive officer cannot access the units until he or she is no longer our employee. For more details about our ERRP program, please refer to the *Compensation Discussion and Analysis—Pay Components—Long-Term Performance-Based Equity Incentive Awards* section in this proxy statement.

The table below summarizes the participation in the deferred compensation plan and our ERRP program by our named executive officers in 2020.

	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($) (1)	Aggregate Earnings in Last Fiscal Year ($) (1)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance on December 31, 2020 ($) (2)
Robert C. Rowe (3)	—	484,900	386,808	—	9,626,986
Brian B. Bird	—	159,103	14,062	—	351,106
Heather H. Grahame	—	115,880	10,202	—	254,734
Curtis T. Pohl	—	91,170	8,032	—	200,547
Bobbi L. Schroeppel	—	63,052	5,440	—	135,839

(1) All registrant contributions in 2020 relate to the ERRP program and are reported as compensation to such executive officer in the Summary Compensation Table on *page 37*. None of the earnings were reported as compensation to such executive officer in the Summary Compensation Table on *page 37*.

(2) Reflects the following amounts for each of the following executive officers related to the ERRP program that were reported as compensation to such executive officer in the prior Summary Compensation Tables: Mr. Rowe, $653,455; Mr. Bird, $211,193; Ms. Grahame, $153,801; Mr. Pohl, $121,088; and Ms. Schroeppel, $83,348.

(3) Mr. Rowe's elective contributions under the deferred compensation plan are $4,584,407, in the aggregate, all of which were reported as compensation in the Summary Compensation Table for prior years.

Termination or Change in Control Arrangements

Key Employee Severance Plan

Our named executive officers participate in our Key Employee Severance Plan. The Compensation Committee believes that it is appropriate for us to have a severance plan to provide a consistent means of addressing severance situations.

The Key Employee Severance Plan does not provide for change in control payments, but it does provide for the payment of severance benefits in the event an officer is terminated involuntarily without cause. Cause generally is defined in the Key Employee Severance Plan as (1) fraud, misappropriation of corporate property or funds, or embezzlement; (2) malfeasance in office, misfeasance in office which is willful or grossly negligent, or nonfeasance in office which is willful or grossly negligent; (3) failure to comply with our Code of Conduct; (4) illegal conduct, gross misconduct, or dishonesty, in each case which is willful and results (or is reasonably likely to result) in substantial damage to the company; or (5) willful and continued failure by the employee to perform substantially his/her duties. Involuntary termination does not include a termination resulting from a participant's death or disability.

The severance benefits payable under the Key Employee Severance Plan consist of:

- Severance Payment: A lump-sum cash payment equal to two times annual base pay plus two times targeted annual cash incentive;
- Interrupted Annual Bonus: A lump-sum cash payment equal to the amount of the annual cash incentive, pro-rated to the end of the month prior to separation of service and based on actual performance;
- Welfare Benefits: Reimbursement of Consolidated Omnibus Budget Reconciliation Act (COBRA) premiums paid by the participant during the 24-month period following the participant's termination date; and
- Outplacement Services: Up to $12,000 of outplacement services during the 12-month period following the participant's termination date.

The table below shows the amount of potential cash severance that would have been payable, based on an assumed termination date of December 31, 2020, under the Key Employee Severance Plan, including the amount that each named executive officer would be entitled to be reimbursed for outplacement expenses and reimbursement of costs for continuing coverage and other benefits under our group health, dental, and life insurance plans. Severance benefits are not provided in connection with terminations for cause.

Name	Base Salary ($)	Targeted Annual Incentive ($)	2x Base Salary + 2x Targeted Annual Incentive ($)	Interrupted Annual Bonus ($) (1)	COBRA Premiums ($) (2)	Outplacement Services ($)	Amount of Potential Severance Benefit ($)
Robert C. Rowe	666,753	666,753	2,667,012	611,190	45,026	12,000	3,335,228
Brian B. Bird	461,182	276,709	1,475,782	253,650	44,348	12,000	1,785,780
Heather H. Grahame	434,951	239,223	1,348,348	219,288	34,597	12,000	1,614,233
Curtis T. Pohl	313,375	125,350	877,450	114,904	31,462	12,000	1,035,816
Bobbi L. Schroeppel	297,536	119,014	833,101	109,096	46,232	12,000	1,000,429

(1) Calculated at 100% of target and prorated for 11 of 12 months pursuant to the terms of the Key Employee Severance Plan.

(2) Amounts calculated using COBRA premiums in effect as of December 31, 2020.

Equity Compensation Plan Change in Control Provision

All outstanding equity awards were granted under our Equity Compensation Plan. In a change in control situation, the plan provides that either the vesting of awards shall accelerate so that awards shall vest as to the shares that otherwise would have been unvested, or the Compensation Committee shall arrange or otherwise provide for the payment of cash or other consideration to participants in exchange for the satisfaction and cancellation of outstanding awards.

The table to the right shows the amount of potential stock value that would have been received, based on an assumed change in control date of December 31, 2020, outstanding equity awards at target payout, and a closing stock price on December 31, 2020, of $58.31. For a termination of service that does not involve a change in control, death, disability, or retirement, all outstanding equity awards granted under the Equity Compensation Plan are forfeited.

Name	Value of Accelerated Stock Vesting ($)
Robert C. Rowe	4,277,388
Brian B. Bird	1,404,221
Heather H. Grahame	1,106,782
Curtis T. Pohl	657,445
Bobbi L. Schroeppel	507,414

ERRP Restricted Share Units

Awards under our ERRP, as discussed in the *Compensation Discussion and Analysis—Pay Components—Long-Term Performance-Based Equity Awards* section in this proxy statement, if earned, will be paid out in shares of common stock of the company over a five-year period following the participant's separation of service.

Death, Disability, and Retirement Benefits

Our executives are covered by the standard death and disability benefits that are available to substantially all employees. In addition, upon the death, disability, or retirement of a recipient of a performance unit award, such recipient (or his or her executor or administrator) is entitled to receive a pro-rata portion of the award based on the number of full months such recipient was employed by the company, and the remaining portion of the award is forfeited. In the case of death or disability, the pro rata portion is based on the target award. In the case of retirement, the pro rata portion will be paid at the end of the performance period based upon the level of satisfaction of the applicable performance goals. An award under the ERRP vests in full upon the death or disability of the recipient.

Assuming that our named executive officers terminated their employment as a result of death, disability or retirement on December 31, 2020, each named executive officer would have received the same payout of the earned annual cash incentive award for 2020 that is set forth in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on *page 37*. Similarly, each named executive officer would have received the same payout of long-term incentive compensation for the LTIP performance units whose three-year performance period ended December 31, 2020 as reflected in the "Stock Awards - Value Realized" on LTIP Vesting column in the

2020 Stock Vested Table on *page 39*. The reason for the same payouts is that the individual would have been employed throughout the entire performance period for the awards.

For the remaining outstanding grants of LTIP performance units and for the outstanding grants of ERRP restricted share units, the table below shows the original grants, the percentage of the original grants that would vest, and the vesting value of those grants, assuming (1) the applicable named executive officer terminated his or her employment as a result of death, disability or retirement on December 31, 2020, (2) the applicable goals for such performance units were subsequently satisfied at target levels and (3) the price of the Company's Common Stock was $58.31 (the closing price on December 31, 2020) at the time payouts of such performance units and restricted share units occurred.

			Assumed 12/31/20 Death / Disability			**Assumed 12/31/20 Retirement**		
		Future Vesting Date	**Original Grant (#)**	**Percent to Vest (%)**	**Vesting Value ($) (1)**	**Original Grant (#)**	**Percent to Vest (%)**	**Vesting Value ($) (1)**
Robert C. Rowe								
President and Chief Executive Officer	ERRP	12/31/2024	8,976	100.0 %	523,391	8,976	— %	—
	LTIP	12/31/2021	17,755	33.3 %	345,098	17,755	33.3 %	345,098
	ERRP	12/31/2023	6,414	100.0 %	374,000	6,414	20.0 %	74,800
	LTIP	12/31/2020	20,868	66.7 %	811,614	20,868	66.7 %	811,614
	ERRP	12/31/2022	6,976	100.0 %	406,771	6,976	40.0 %	162,708
	ERRP	12/31/2021	5,862	100.0 %	341,813	5,862	60.0 %	205,088
	ERRP	12/31/2020	6,505	100.0 %	379,307	6,505	80.0 %	303,445
				TOTAL	**$ 3,181,993**		**TOTAL**	**$ 1,902,753**
Brian B. Bird								
Chief Financial Officer	ERRP	12/31/2024	2,587	100.0 %	150,848	2,587	— %	—
	LTIP	12/31/2021	6,141	33.3 %	119,360	6,141	33.3 %	119,360
	ERRP	12/31/2023	1,849	100.0 %	107,815	1,849	20.0 %	21,563
	LTIP	12/31/2020	7,217	66.7 %	280,689	7,217	66.7 %	280,689
	ERRP	12/31/2022	2,011	100.0 %	117,261	2,011	40.0 %	46,905
	ERRP	12/31/2021	2,027	100.0 %	118,194	2,027	60.0 %	70,917
	ERRP	12/31/2020	2,250	100.0 %	131,198	2,250	80.0 %	104,958
				TOTAL	**$ 1,025,366**		**TOTAL**	**$ 644,392**
Heather H. Grahame								
General Counsel and Vice President - Regulatory & Federal Gov't Affairs	ERRP	12/31/2024	1,952	100.0 %	113,821	1,952	— %	—
	LTIP	12/31/2021	5,212	33.3 %	101,304	5,212	33.3 %	101,304
	ERRP	12/31/2023	1,395	100.0 %	81,342	1,395	20.0 %	16,268
	LTIP	12/31/2020	5,952	66.7 %	231,490	5,952	66.7 %	231,490
	ERRP	12/31/2022	1,474	100.0 %	85,949	1,474	40.0 %	34,380
	ERRP	12/31/2021	1,420	100.0 %	82,800	1,420	60.0 %	49,680
	ERRP	12/31/2020	1,576	100.0 %	91,897	1,576	80.0 %	73,517
				TOTAL	**$ 788,603**		**TOTAL**	**$ 506,639**
Curtis T. Pohl								
Vice President - Retail Operations	ERRP	12/31/2024	1,406	100.0 %	81,984	1,406	— %	—
	LTIP	12/31/2021	2,504	33.3 %	48,669	2,504	33.3 %	48,669
	ERRP	12/31/2023	1,005	100.0 %	58,602	1,005	20.0 %	11,720
	LTIP	12/31/2020	2,942	66.7 %	114,423	2,942	66.7 %	114,423
	ERRP	12/31/2022	1,093	100.0 %	63,733	1,093	40.0 %	25,493
	ERRP	12/31/2021	1,102	100.0 %	64,258	1,102	60.0 %	38,555
	ERRP	12/31/2020	1,223	100.0 %	71,313	1,223	80.0 %	57,051
				TOTAL	**$ 502,981**		**TOTAL**	**$ 295,910**
Bobbi L. Schroeppel								
Vice President - Customer Care, Communications, and Human Resources	ERRP	12/31/2024	1,335	100.0 %	77,844	1,335	— %	—
	LTIP	12/31/2021	1,965	33.3 %	38,193	1,965	33.3 %	38,193
	ERRP	12/31/2023	710	100.0 %	41,400	710	20.0 %	8,280
	LTIP	12/31/2020	2,310	66.7 %	89,842	2,310	66.7 %	89,842
	ERRP	12/31/2022	772	100.0 %	45,015	772	40.0 %	18,006
	ERRP	12/31/2021	764	100.0 %	44,549	764	60.0 %	26,729
	ERRP	12/31/2020	846	100.0 %	49,330	846	80.0 %	39,464
				TOTAL	**$ 386,173**		**TOTAL**	**$ 220,514**

(1) Values were calculated based on a $58.31 closing price of our common stock on December 31, 2020.

2020 Director Pay

Compensation to our non-employee directors in 2020 consisted of an annual cash retainer, an annual unrestricted stock award, an annual cash retainer for the chairperson of each committee of the Board and meeting attendance and field visit fees. Non-employee directors are not eligible to participate in our retirement plans. The company also reimburses non-employee directors for the cost of participation in approved continuing education programs and the expense of traveling for Board and committee meetings. Employee directors are not compensated for service on the Board.

In 2020, the Compensation Committee asked Willis Towers Watson to review the competitive market data concerning Board compensation from peer company comparisons so that the Compensation Committee could determine 2021 compensation levels for non-employee directors. Based upon this review, the Compensation Committee changed the structure of compensation provided to our non-employee directors. In 2021, the non-employee directors will no longer receive meeting fees or be compensated for field visits.

The tables below present the 2020 compensation schedule for non-employee directors and the changes made to the compensation schedule for 2021.

2020 Compensation Schedule	Cash ($)	Shares (#)
Annual Retainer		
New Member Initial Stock Grant	—	1,000
Board Chair	125,000	3,750
Board Member	25,000	2,750
Committee Chair	10,000	—
Meeting Fees (Board Chair does not receive meeting fees)		
Board Meeting	2,000	—
Committee Meeting	2,000	—
Field Visit (up to one visit per quarter)	2,000	—

2021 Compensation Schedule	Cash ($)	Shares (#)
Annual Retainer		
New Member Initial Stock Grant	—	1,000
Board Chair	150,000	3,750
Board Member	50,000	2,750
Committee Chair	10,000	—
Committee Member	10,000	—

Non-employee directors may elect to defer up to 100 percent of any qualified cash or equity-based compensation that would be otherwise payable to them, subject to compliance with NorthWestern's 2005 Deferred Compensation Plan for Non-Employee Directors (director deferred plan) and Section 409A of the Internal Revenue Code. For those directors who defer their compensation under the director deferred plan, the meeting fee or retainer, as applicable, is the value utilized to determine the amount of deferred compensation. The deferred compensation may be invested in deferred stock units of the company's common stock or in designated investment options that substantially mirror the qualified employee 401(k) plan options. Based on the election of the non-employee director, other than on account of death, he or she shall receive a distribution either in a lump sum or in approximately equal installments over a designated number of years (not to exceed 10 years). Distributions of deferred share units will be equal to one share of the company's common stock for each unit. The value of each deferred compensation account is adjusted periodically to reflect the gains, losses, and dividends associated with the designated investments.

The table below sets forth the compensation received by our non-employee directors in 2020.

	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Total ($)
Stephen P. Adik, *Board Chair*	125,000	288,638	413,638
Anthony T. Clark	55,000	202,716	257,716
Dana J. Dykhouse, *Compensation Chair*	65,000	193,765	258,765
Jan R. Horsfall, *Operations Chair* (2)	72,500	193,765	266,265
Britt E. Ide	55,000	193,765	248,765
Julia L. Johnson, *Governance Chair*	65,000	193,765	258,765
Linda G. Sullivan, *Audit Chair* (3)	65,000	211,668	276,668
Mahvash Yazdi (2)	61,083	202,716	263,799
Jeffrey W. Yingling	55,000	211,668	266,668

(1) The values for stock awards reflect the grant date fair value of the awards, calculated utilizing the provisions of Accounting Standards Codification 718, Stock Compensation. See Note 15 to the consolidated financial statements in our 2020 Annual Report on Form 10-K for further information regarding assumptions underlying the valuation of equity awards. The grant date fair value of annual stock awards made during 2020 was (a) $76.97 per share for deferred awards elected by Mr. Adik, Mr. Clark, Ms. Sullivan, Ms. Yazdi, and Mr. Yingling, (b) $70.46 for undeferred awards received by Mr. Clark, Mr. Dykhouse, Mr. Horsfall, Ms. Ide and Ms. Johnson. Mr. Clark and Ms. Yazdi chose to defer 50% of their annual stock grant and received the other 50% in stock. The 2020 stock awards were deferred by Mr. Adik, Mr. Clark, Ms. Sullivan, Ms. Yazdi and Mr. Yingling under the deferred compensation plan described above. The total deferred share units outstanding as of December 31, 2020 (rounded down to the nearest whole number), are as follows: Mr. Adik – 87,919; Mr. Clark – 10,378, Ms. Sullivan – 11,905, Ms. Yazdi – 2,078 and Mr. Yingling – 4,406.

(2) Mr. Horsfall and Ms. Yazdi had payments made in 2020 that were 2019 compensation.

(3) Of the fees earned or paid in cash for 2020, amounts deferred under the deferred compensation plan described above included $65,000 for Ms. Sullivan.

Audit Committee Report

In the performance of the Audit Committee's oversight function, and in connection with the December 31, 2020, financial statements, the Audit Committee reviewed and discussed the audited financial statements with management. The Audit Committee has discussed the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. The Audit Committee received the written disclosures and the letter from Deloitte & Touche LLP (Deloitte), our independent registered public accounting firm, required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence; and the Audit Committee has discussed with Deloitte the firm's independence. The compatibility of non-audit services was considered with the auditor's independence.

Based on its review of the consolidated financial statements and discussions with and representations from management and Deloitte referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC.

Audit Committee
Linda G. Sullivan, *Chair*
Dana J. Dykhouse
Jan R. Horsfall
Jeffrey W. Yingling

Corporate Governance

Our Board oversees the business of the company. It establishes overall policies and standards for us and reviews the performance of our management. The Board operates pursuant to a set of written Corporate Governance Guidelines that set forth the company's corporate governance philosophy and the governance policies and practices that the company has established to assist in governing the company and its affiliates. In addition to our Corporate Governance Guidelines, the principal documents which establish our primary corporate governance practices are listed below and can be found on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance*.

- Certificate of Incorporation
- Bylaws
- Audit Committee Charter
- Compensation Committee Charter
- Governance Committee Charter
- Operations Committee Charter
- Corporate Governance Guidelines
- Code of Conduct and Ethics
- Code of Ethics for the Chief Executive Officer and Senior Financial Officers
- Corporate Political Contributions Policy
- Insider Trading Policy
- Related Persons Transactions Policy
- Complaint Procedures for the Audit Committee of the Board

We are committed to strong corporate governance. As governance standards have evolved, we have enhanced our governance practices as appropriate to best serve the interests of our shareholders. Our commitment to corporate governance best practices has been nationally recognized. Moody's Investment Services rated our governance practices as 5th best among 50 publicly traded North American utility and power companies in 2019. Our proxy disclosures have been recognized by Corporate Secretary magazine and the NYSE Governance Services. Our 2014 and 2019 proxy statements received Corporate Secretary's Best Proxy Statement (mid-cap) award, and our 2014 proxy statement also received NYSE's Exemplary CD&A award. We also have been a finalist for Corporate Secretary's Best Proxy Statement in 2012, 2013, 2016, 2017, and 2018.

What We Do

- Annual election of all directors.
- Majority vote plus resignation standard in uncontested elections. If a director receives more "WITHHOLD AUTHORITY" votes than "FOR" votes, the director must submit a resignation for the Board to consider.
- Allow shareholders owning 25 percent of our shares to call a special meeting.
- Independent board. Our Board is comprised entirely of independent directors, except our CEO.
- Independent Board Chair.
- Independent Board committees. Each of our Board committees (audit, compensation, governance, and operations) is made up solely of independent directors.
- Committee authority to retain independent advisors. Each of our Board committees has the authority to retain independent advisors, which will be paid for by the company.
- Code of Conduct and Ethics. We are committed to operating with honesty and integrity and maintaining the highest level of ethical conduct. Our Code of Conduct and Ethics applies to all employees, as well as the Board. We also have a separate Code of Ethics for the Chief Executive Officer and Senior Financial Officers concerning financial reporting and other related matters.
- Robust stock ownership guidelines for executive officers (2x to 6x) and directors (10x).

What We Don't Do

- Poison pill. We do not have a shareholders rights plan or poison pill.
- Hedging of company securities. We do not allow our directors, executives, or employees to hedge company securities.
- Corporate political contributions. We do not make contributions to candidates for political office, political parties, or committees, or political committees organized to advance political candidates.
- Supermajority voting. We do not have supermajority voting provisions in our certificate of incorporation or bylaws, except to approve (or amend provisions concerning) certain business combinations or mergers.

Board of Directors

Our bylaws authorize a Board consisting of five to 11 directors, as determined by our Board from time to time. Currently, our Board has 10 members. As previously noted, our current independent Board Chair and our Governance Committee Chair each will be retiring at the end of their current term and are not seeking re-election at our 2021 annual meeting. Accordingly, we will be reducing the size of the Board to eight members effective with these retirements at the end of their current terms.

Board members are elected at each annual meeting to serve for approximately one year, until the next annual meeting of shareholders (or until a successor is able to serve). If any director is not elected or is unable to complete his or her term, the Board may choose a substitute to fill the vacant position or reduce the number of directors on the Board. We believe a limited number of directors helps maintain personal and group accountability.

Our Board acts as a coherent team within an environment that allows individual insights to contribute to group consensus. Our Board focuses on long-term company success and maintains an effective dialogue with management through constructive relationships which provide timely and appropriate deliberation.

Each of our directors has exceeded the stock ownership requirements established by our Corporate Governance Guidelines and continues to hold stock in excess of the ownership requirements. For a summary of our stock ownership guidelines, please see the *Stock Information / Who owns our stock / Stock Ownership Guidelines* section of this proxy statement. Each director is also recognized as a Governance Fellow or Leadership Fellow by the National Association of Corporate Directors (NACD).

Our Board is actively engaged both inside and outside of the boardroom. Our Board members have knowledge and insight that enable them to provide guidance concerning our business, with particular focus on succession planning, corporate strategy, executive compensation, risk management and operating performance. Prior to the COVID-19 pandemic, our Board members spent time in our service territory interacting with our employees, customers and community leaders and look forward to doing so again when it is safe. They seek and participate in learning opportunities to stay abreast of the latest industry and corporate governance developments affecting their role as directors.

Normally, most of our Board meetings, including the annual meeting, are held throughout our service territory at approximately twelve rotating locations; however, because of the pandemic, this has not been possible, but we will reinstitute this practice when safe to do so. The practice of rotating meeting locations offers several educational opportunities for our Board members, including attending receptions of community leaders and meetings with employees. These opportunities are intended to inform our Board about the communities we serve and the concerns and successes of our employees. Holding Board meetings in our service territory allows our Board to gain a broader understanding of various areas of our company and permits non-management employees to make presentations to the Board that highlight their work.

Our Board considers attendance at Board and Shareholder meetings and participation by directors in determining continued service on the Board. Attendance and participation is reviewed as part of an annual self-evaluation process. The Board held 5 meetings in 2020. Each of our directors attended 100 percent of the meetings of the

Board and of each committee on which he or she served. The company encourages its directors to attend the annual meeting of shareholders and expects its directors to attend whenever reasonably possible. At our last annual meeting of shareholders in April 2020, all of our directors were in attendance online for the virtual meeting.

Board Diversity

Our Board values the diversity of its members. When considering director nominees, our Board strives to identify nominees that will provide insight to our Board from a number of perspectives, with equal importance placed on gender, age, ethnicity, skills and background, as well as location of residence. Our Board believes diversity is important because varied perspectives expand the Board’s ability to provide relevant guidance to our business. 2020 Women on Boards previously has recognized our Board’s gender diversity. As depicted below, our slate of eight director nominees demonstrates diversity.


Ethnic Diversity
Middle Eastern 1
White 7
Gender Diversity
Female 3
Male 5
Age Diversity
40-49 2
50-59 1
60-69 5
Tenure Diversity
<2 yrs 2
3-9 yrs 4
10+ yrs 2

Our individual Board members also have varied expertise and bring extensive professional experience from both within and outside our industry. This diversity of experience provides our Board with a vast collective skill set which is advantageous to the Board’s oversight of our company. While the industry-specific expertise possessed by certain of our Board members is essential, we also benefit from the viewpoints of our directors with expertise outside our industry. A high level overview of the skills and backgrounds of our director nominees is below.

Skills Matrix	Clark	Dykhouse	Horsfall	Ide	Rowe	Sullivan	Yazdi	Yingling
Utility	●			●	●	●	●	●
Finance		●	●		●	●	●	●
Executive	●	●	●	●	●	●	●	●
Regulatory	●			●	●	●		
Engineering				●				
Tech / Info / Cyber			●	●		●	●	●
Service Territory		●		●	●			
Legal / Pub Policy	●		●	●	●			
Marketing			●	●				
Board	●	●	●	●	●	●	●	●
NACD Fellow	●	●	●	●	●	●	●	●

The biographies of our eight individual Board nominees, each of whom is currently serving as a member of the Board, are provided on the following pages.

Individual Directors



Experience Highlights:
Utility, Executive, Regulatory, Legal/Public Policy, Board, and NACD Governance Fellow

Independent Director

NorthWestern Committees:
Compensation, Governance

Other Public Boards:
None

Anthony T. Clark **Director since** 2016 **Age:** 49

Senior Advisor, Wilkinson Barker; former Commissioner, FERC and NDPSC

Biography: Mr. Clark is a Senior Advisor with Wilkinson Barker Knauer, LLP since 2016. Prior to that he had a distinguished career as a public servant. Most recently, he was a Commissioner with the Federal Energy Regulatory Commission (2012-16), and before that a commissioner with the North Dakota Public Service Commission (NDPSC) from 2001-12 (including five years as its chair). While serving with the NDPSC, Mr. Clark also was an active member of the National Association of Regulatory Utility Commissioners (NARUC) (2010-11), serving as its president as well as a member of its board and executive committee, and the chair of NARUC's telecommunications committee. Mr. Clark served in North Dakota's state government as Labor Commissioner (1999-2000), administrative officer for the North Dakota tax department (1997-99), and as a state legislator (1994-97).

Skills and Qualifications: Our Board concluded that Mr. Clark is qualified to serve as a Board member because of his 15+ years of experience as a federal and state utility regulator. He has in-depth knowledge of the regulatory, public policy and market dynamics that are impacting the operations of current and future opportunities for electric and natural gas utilities. His extensive experience at the nexus of complex federal and state jurisdictional issues, including the development of electricity markets, market oversight and enforcement and permitting of large energy infrastructure projects is important for our company. He has additional experience regarding employment matters gained from his time as the North Dakota Labor Commissioner. Mr. Clark also has been an NACD Governance Fellow since 2017, demonstrating his commitment to boardroom excellence.



Experience Highlights:
Finance, Executive, Service Territory, Board, and NACD Governance Fellow

Independent Director

NorthWestern Committees:
Audit, Compensation (Chair)

Other Public Boards:
None

Dana J. Dykhouse **Director since** 2009 **Age:** 64

Chief Executive Officer, First PREMIER Bank

Biography: Mr. Dykhouse is the Chief Executive Officer of First PREMIER Bank, a regional bank headquartered in Sioux Falls, South Dakota, with bank locations across eastern South Dakota (since 1995). He has served in a variety of executive leadership roles in community and professional organizations and non-public company boards in South Dakota.

Skills and Qualifications: Our Board concluded that Mr. Dykhouse is qualified to serve as a Board member because of his reputation as a respected civic, community and professional leader in South Dakota. Mr. Dykhouse has served as chief executive officer of a $1.5 billion regional bank for 20+ years and provides a local perspective on the issues relevant to our service area that spans the eastern one-third of South Dakota. Mr. Dykhouse has 30+ years of experience in the financial services industry and is considered financially literate under Nasdaq rules. Mr. Dykhouse also has been an NACD Governance Fellow since 2011, demonstrating his commitment to boardroom excellence.

Jan R. Horsfall **Director since** 2015 **Age:** 60

Managing Partner, Red Surfboard, LLC

Biography: Mr. Horsfall is the managing partner of Red Surfboard, LLC, a business consultant practice focused on the energy, biology, agriculture, and consumer sectors. He also is the president and chief executive officer of Maxletics Corporation, owners of VoterVac, an integrated technology platform for political candidates and issues-based campaigns. He previously has served as chief executive officer of Universal Lubricants, LLC; chief marketing officer of Turbine Inc.; founder and chief executive officer of Gemini Voice Solutions, Inc.; vice president of marketing for Lycos, Inc., and vice president of consumer brand strategy for Valvoline. Mr. Horsfall is a current board member of Four Gardens, Ltd., an agriculture technology company, and previously served on the boards of other privately held and non-profit entities.

Skills and Qualifications: Our Board concluded that Mr. Horsfall is qualified to serve as a Board member because of his executive experience as a chief executive officer, chief marketing officer and other executive leadership positions. He is financially literate according to Nasdaq standards and has experience with technology, mergers, acquisitions, and the growth and development of companies. Mr. Horsfall also has been an NACD Governance Fellow since 2015 and obtained his CERT Certificate in Cybersecurity Oversight (issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University) through the NACD in 2017, each demonstrating his commitment to boardroom excellence.



Experience Highlights:
Finance, Executive, Marketing, Tech / Info / Cyber, Pub Policy, Board, and NACD Governance Fellow

Independent Director

NorthWestern Committees:
Audit, Operations (Chair)

Other Public Boards:
None

Britt E. Ide **Director since** 2017 **Age:** 49

President, Ide Energy & Strategy

Biography: Ms. Ide is the President of Ide Energy & Strategy (since 2011). She is a member of the Advisory Board for 3 Degrees, a private company that helps organizations meet their climate goals. She also currently serves on the Advisory Board of the Energy Policy Institute of the Center for Advanced Energy Studies, a collaboration of Idaho National Laboratory and four universities. Previously, she served as the interim Chief Executive Officer of the Big Sky Chamber of Commerce (2016) and Senior Counsel at Idaho Power Company (2009-11), Associate General Counsel at Healthwise, Inc. (2005-08), Senior Attorney at Albertson's Inc. (2005), and Counsel at Boise Cascade Corporation (2000-04). Ms. Ide currently serves on the board of Hotrock Energy Research Organization and is an ambassador of the DOE/MIT/Stanford Clean Energy Education & Empowerment Initiative. Previously, she was the independent chair of the board of directors of PCS Edventures!, Inc. (OTC: PCSV) (2014-15), also serving as the chair of the nominating and governance committee, and a member of the compensation committee.

Skills and Qualifications: Our Board concluded that Ms. Ide is qualified to serve as a Board member because of her 25+ years of business, engineering and legal experience, her utility and energy industry experience, her technology background, and, as a resident of our service territory, her local perspective on relevant regulatory, political and community issues. Ms. Ide is considered financially literate under Nasdaq rules and has been an NACD Leadership Fellow since 2017, demonstrating her commitment to boardroom excellence.



Experience Highlights:
Utility, Executive, Regulatory, Engineering, Tech / Info / Cyber, Service Territory, Legal/Public Policy, Board, and NACD Leadership Fellow

Independent Director

NorthWestern Committees:
Governance, Operations

Other Public Boards:
None



Experience Highlights:
Utility, Finance, Executive, Regulatory, Service Territory, Legal / Public Policy, Board, and NACD Governance Fellow

Non-Independent Director

NorthWestern Committees:
None

Other Public Boards:
None

Robert C. Rowe **Director since** 2008 **Age:** 65

Chief Executive Officer, NorthWestern Corporation

Biography: Mr. Rowe is the Chief Executive Officer of NorthWestern Corporation (since August 2008). From 2008 to 2021, Mr. Rowe also served as President of NorthWestern Corporation. Prior to that he was co-founder and senior partner at Balhoff, Rowe & Williams, LLC, a specialized national professional services firm providing financial and regulatory advice to clients in the telecommunications and energy industries (January 2005–August 2008). He also previously served as commissioner (1993-2002) and chair (2003-04) of the Montana Public Service Commission. Mr. Rowe serves on the Board of Directors and Executive Committee of the Edison Electric Institute; the Board of Directors and Executive Committee of the American Gas Association; the Board of Directors and Executive Committee of the Western Energy Institute; the Yellowstone Forever Board of Directors (the official non-profit partner to Yellowstone National Park), the University of Montana Foundation Board of Directors; the Jack Creek Preserve Board of Directors; and, the Health Care Services Corporation Montana Advisory Board (Blue Cross Blue Shield of Montana).

Skills and Qualifications: Our Board concluded that Mr. Rowe is qualified to serve as a Board member because of his position as chief executive officer of our company and his significant experience in the regulatory and public policy arenas. Mr. Rowe previously founded and was senior partner for three and one-half years in a specialized national professional services firm providing financial and regulatory advice to clients in the telecommunications and energy industries. In addition, Mr. Rowe previously served 12 years as a commissioner (and chairman) of the Montana Public Service Commission. Mr. Rowe also served a term as president of the National Association of Regulatory Utility Commissioners. Mr. Rowe is financially literate under Nasdaq rules. Mr. Rowe also has been an NACD Governance Fellow since 2011, demonstrating his commitment to boardroom excellence.



Experience Highlights:
Utility, Finance, Executive, Regulatory, Tech / Info / Cyber, Board, and NACD Governance Fellow

Independent Director

NorthWestern Committees:
Audit (chair), Operations

Other Public Boards:
AltaGas Ltd.

Linda G. Sullivan **Director since** 2017 **Age:** 57

Retired Executive Vice President and Chief Financial Officer of American Water

Biography: Ms. Sullivan is the retired executive vice president and chief financial officer (CFO) of American Water Works Company, Inc., the largest publicly traded U.S. water and wastewater utility company (2014-19). In that role, Ms. Sullivan also had oversight responsibilities for American Water's information technology team. Prior to joining American Water in April 2014, Ms. Sullivan completed 22 years of progressive leadership roles at the Edison International Companies, serving as senior vice president and CFO of Southern California Edison (2009-14), vice president and controller of both Edison International and Southern California Edison for five years, and prior to that performing finance and accounting functions at the corporate level and within an operating business unit at the utility. Before her career at Edison International, Ms. Sullivan was a senior auditor with Arthur Andersen, LLP. Ms. Sullivan is a member of the Board of Directors of AltaGas Ltd., a North American energy infrastructure business (TSE: ALA), serving on its Audit Committee and Human Resources and Compensation Committee. Ms. Sullivan has been a Certified Public Accountant since 1991 (inactive) and a Certified Management Accountant since 1995.

Skills and Qualifications: Our Board concluded that Ms. Sullivan is qualified to serve as a Board member on our Board because of her 25+ years of utility, finance, regulatory, and technology experience, her financial proficiency – audit committee financial expert (SEC), financially literate (Nasdaq)), and her financial expertise as a Certified Public Accountant since 1991 (inactive) and Certified Management Accountant since 1995. Ms. Sullivan also has been an NACD Governance Fellow since 2017, demonstrating her commitment to boardroom excellence.

Mahvash Yazdi **Director since** 2019 **Age:** 69

President, Feasible Management Consulting

Biography: Ms. Yazdi is the President of Feasible Management Consulting, a company that provides strategic consulting in energy, innovation, technology, and telecommunication (since 2012). She is the former senior vice president of business integration and chief information officer (1997-2012) of Edison International and Southern California Edison. She successfully oversaw business transformation initiatives and technology implementations of smart meter and smart grid programs. She was also the co-chair of the Edison Electric Institute's CIO advisory council, leading the industry activities in cyber security and privacy. Prior to that role, she held various roles at Hughes Electronics (1980-1997), including vice president and CIO, where she was a member of the executive committee and engaged in business transformation and M&A activities. As a nationally known leader, she continues to bring her expertise and insights to the publicly held, private and non-profit company boards on which she serves. She is currently on the board of Anterix (Nasdaq: ATEX), a telecommunication company with the largest licensed 900MHZ spectrum in the United States that provides wireless broadband private LTE systems to Utilities, Transportation, and a other industries. She is also a member of the Advisory Board of Infosys Corporation and serves in a strategic advisory role for Energy Capital Ventures.

Skills and Qualifications: Our Board concluded that Ms. Yazdi is qualified to serve as a Board Member because of her significant experience as a leader in multiple industries. She is nationally recognized for her expertise in corporate information technologies and has served on the boards of multiple technology companies. She has extensive experience and knowledge of the utility/power industry, where she was charged with setting strategies and leading people to achieve greater growth, efficiency and performance. As former board member in the telecommunications and healthcare industries, she has been an active member of various board committees, including, Audit, Compensation, Governance, and Environmental/Safety/Operations/Technology. Ms. Yazdi received her NACD Directorship certification and is also a NACD Leadership Fellow, demonstrating her commitment to boardroom excellence.



Experience Highlights:
Utility, Finance, Executive, Tech / Info / Cyber, Board, and NACD Leadership Fellow

Independent Director

NorthWestern Committees:
Compensation, Operations

Other Public Boards:
Anterix, Inc.

Jeffrey W. Yingling **Director since** 2019 **Age:** 61

Partner, Energy Capital Ventures

Biography: Mr. Yingling is a founding Partner of Energy Capital Ventures, a strategic venture fund formed to invest in early stage energy companies (since 2020). Immediately prior to forming this fund, he was a Senior Advisor in Investment Banking at Guggenheim Securities, LLC, specializing in power, energy and renewables (2017-19). From 2006-2017, he held various roles at J.P. Morgan Securities LLC, most recently as Managing Director and Head of Midwest Investment Banking where he also served as a member of the Midwest Operating Committee, led the Corporate Investment Banking practice in the region, and was the Relationship Manager for many of the firm's top power, utility and large corporate clients. He also spent more than 15 years at Morgan Stanley and founded and was Co-Head of Dean Witter Reynolds' Public Utility Group prior to the firm's merger with Morgan Stanley. Mr. Yingling is a member of the board of directors of Lending Point, LLC, a data and technology platform that originates unsecured personal loans both direct to consumer online and at the point of sale and a member of the advisory board of Agentis Energy, a technology company revolutionizing the way utilities engage and empower businesses to manage energy usage. He previously served on the board of directors of Navigant Consulting, Inc. (formerly NYSE: NCI) (2018-19), before it was acquired by another company.

Skills and Qualifications: Our Board concluded that Mr. Yingling is qualified to serve as a Board member on our Board because of his 35+ years of financial, managerial and strategy experience gained from his experience in senior executive and management positions at leading international financial institutions and in the professional service sector, particularly with respect to the power and energy industry. Mr. Yingling is also a NACD Leadership Fellow, demonstrating his commitment to boardroom excellence.



Experience Highlights:
Utility, Finance, Executive, Tech / Info / Cyber, and NACD Leadership Fellow

Independent Director

NorthWestern Committees:
Audit, Governance

Other Public Boards:
None

Director Succession Planning

Over the past several years, our Governance Committee has led our Board through a director succession planning process. The Governance Committee initiated the process to allow for a smooth and gradual transition from our directors who were nearing 15 years of service to new directors with the right skills for our company's future, while preserving the culture of the Board.

The process began with a review of the individual skill sets of current members and consideration of additional skills that could be beneficial for the Board in the future, with a particular focus on the company's strategy and emerging risks. The Governance Committee also reviewed the tenure of each existing Board member and discussed potential timing for inviting new members to join the Board. The Governance Committee then developed a general transition timeline and assembled a list of potential candidates who were identified through a combination of personal relationships, industry knowledge, and research. This foundational work regarding director succession planning proved beneficial with the retirement of five directors since April 2016 and the two upcoming retirements previously discussed.

The Governance Committee will continue to review and evolve its director succession planning process to meet the Board's ongoing needs.

Director Candidate Evaluation

Our Governance Committee evaluates each director candidate to determine whether the Board should recommend such candidate as a director nominee. In considering new individuals for nomination as directors, the Governance Committee typically solicits recommendations from its current directors and is authorized to engage third-party advisers, including search firms, to assist in the identification and evaluation of candidates, if necessary.

Our goal is to maintain a diverse Board that operates cohesively and challenges management in a constructive way. The Governance Committee has not established specific minimum qualifications for director nominees or set forth specific qualities or skills that the committee believes are necessary for one or more directors to possess. Instead, in considering director candidates, the Governance Committee considers the diversity of our Board (with equal importance placed on gender, age, ethnicity, skills and background, as well as location of residence) and takes into account whether the Board as a whole has the skills, experience, and background that add to and complement the range of skills, experience, and background of each director, based on the following: integrity, accomplishments, business acumen, experience and education, commitment, representation of shareholders, industry knowledge, independence, and financial literacy. With the exception of the company's CEO, all of our directors are independent, as required by our Corporate Governance Guidelines.

When nominating persons to serve on our Board, the Governance Committee considers individuals who can add value to the strategic policymaking and oversight responsibilities of the Board. A director's ability and available time to contribute to the Board and his or her participation on other boards also are considered because we believe these factors enhance the quality of the Board's decision-making, its oversight of management, and our business overall. The Governance Committee believes that the nominees for election at this year's annual meeting collectively possess the experience, skills, and attributes necessary to lead the company to a long and successful future.

Our Governance Committee also has the responsibility for considering nominees for directors properly recommended by shareholders. A shareholder who wishes to submit a candidate for consideration at the annual meeting of shareholders must notify our Corporate Secretary in writing not less than 90 days and no more than 120 days prior to the first anniversary date of the preceding year's annual meeting. The shareholder's written notice must include information about each proposed nominee, including name, age, business address, principal occupation and other information required in proxy solicitations. The nomination notice also must include the nominating shareholder's name and address, the number of shares of our common stock beneficially owned by the shareholder and any arrangements or understandings between the nominee and the shareholder. The shareholder also must furnish a statement from the nominee indicating that the nominee wishes and is able to serve as a director.

The manner in which the Governance Committee evaluates candidates recommended by shareholders is generally the same as candidates from other sources. However, the Governance Committee also will seek and consider information concerning the relationship between the recommending shareholder and the candidate to determine if the candidate can represent the interests of all of the shareholders. The Governance Committee will not evaluate a candidate recommended by a shareholder unless the shareholder notice states that the potential candidate has indicated a willingness to serve as a director, to comply with the expectations and requirements for Board service publicly disclosed by NorthWestern and to provide all of the information required to conduct an evaluation.

Director Resignation Vote Policy

The Board has in place a Majority Plus Resignation Vote Policy for the election of directors. The policy provides that, in an uncontested election, any nominee for director who receives a greater number of "WITHHOLD AUTHORITY" votes from his or her election than votes "FOR" such election (or a Majority Withheld Vote) shall promptly offer his or her resignation following certification of the shareholder vote.

Under this policy, the Governance Committee shall promptly make a recommendation to the Board regarding the resignation offer and possible responses based on the circumstances that led to the Majority Withheld Vote, if known. The Board must act on the Governance Committee's recommendation within 90 days following certification of the shareholder vote. Thereafter, the Board will promptly disclose its decision-making process and decision regarding whether to accept the director's resignation offer (or the reason(s) for rejecting the resignation offer, if applicable) in a Current Report on Form 8-K.

Any director who tenders his or her resignation pursuant to this policy shall not participate in the Governance Committee's recommendation or Board action regarding whether to accept the resignation offer. However, if each member of the Governance Committee receives a Majority Withheld Vote at the same election, then the independent directors who did not receive a Majority Withheld Vote shall appoint a committee among themselves to consider the resignation offers and recommend to the Board whether to accept them. If the only directors who did not receive a Majority Withheld Vote in the same election constitute three or fewer directors, all directors may participate in the action regarding whether to accept the resignation offers, with each director recusing himself or herself from consideration of his or her resignation offer.

Board Independence

Independent Board Chair

Our Board has placed the responsibilities of Chair with an independent member of the Board. We believe this provides optimum accountability between the Board and our management team. We believe it is beneficial to have an independent Chair whose sole responsibility is leading our Board members as they provide leadership to our executive team.

Following Chair Adik's retirement announcement, our Board members elected Mr. Dana J. Dykhouse, current Chair of the Human Resources Committee, to serve as the Board's Chair following our 2021 annual meeting. The Board members selected Mr. Dykhouse because of his experience as an executive in the banking industry, his familiarity with the issues facing our service territory, and his active participation on our Board, particularly with respect to his current role leading our Human Resources Committee since 2015.

Our Chair is responsible for providing leadership to the Board and facilitating communication among the directors; setting the Board meeting agendas in consultation with the CEO; presiding at Board meetings, executive sessions and shareholder meetings; and serving as an ex-officio member of each Board committee. This delineation of duties allows the CEO to focus his attention on managing the day-to-day business of the company. We believe this structure provides strong leadership for our Board, while positioning our CEO as the leader of the company in the eyes of our customers, employees, and other stakeholders.

Each regularly scheduled Board and committee meeting provides the opportunity for executive sessions of the non-employee directors without management in attendance. These executive sessions are chaired by our Board Chair or the independent Chair of the respective committee.

Determination of Independence and Family Relationships

All of our directors are independent, with the sole exception of our CEO. A director is considered independent if he or she qualifies as "independent" under (1) Nasdaq standards and any applicable laws and (2) he or she (a) has never been an employee of the company or any of its subsidiaries, (b) is not a close relative of any management employee of the company, (c) provides no services to the company, and is not employed by any firm providing major services to the company, other than as a director, and (d) receives no compensation from the company other than director fees and benefits. The Board's determination of independence is based upon a review of the questionnaires submitted on an annual basis by each director, the company's relevant business records, publicly available information and the applicable SEC and Nasdaq requirements.

Based on its review, the Board determined that all of the non-employee directors (Messrs. Clark, Dykhouse, Horsfall, and Yingling and Mses. Ide, Sullivan, and Yazdi) are independent as defined in the listing standards noted above. Our final director, Mr. Rowe, is an executive officer of the company and, therefore, is not independent.

In addition to the independence assessment of our current directors, our Board reviewed the family relationships of our current directors and executive officers to determine the existence of any family relationships not more remote than first cousins. Based on this review, our Board determined that no such family relationships exist, except current directors Dana J. Dykhouse and Jan R. Horsfall are first cousins.

Board Committees

We have four Board committees composed solely of independent directors, each with a different independent director serving as chairperson of the committee. Our Board committees are:

- Audit Committee;
- Human Resources Committee (Compensation);
- Nominating and Governance Committee; and
- Safety, Environment, Technology and Operations Committee (Operations).

COMMITTEES
100%
INDEPENDENT

Our Board holds its committee meetings sequentially (*i.e.*, committee meetings do not overlap with one another). As a result of holding sequential meetings, each of our Board members is able to attend each committee meeting. We believe this practice is highly beneficial to our Board as a whole and the company in general because each of our Board members is aware of the detailed work conducted by each Board committee. This practice also affords each of our Board members the opportunity to provide input to the committee members before a committee reaches any conclusions.

Audit Committee



5 Meetings in 2020

Members

Linda G. Sullivan *(Chair)*
Dana J. Dykhouse
Jan R. Horsfall
Jeffrey W. Yingling

Primary Responsibilities

Our Audit Committee assists the Board with oversight of:

- The company's accounting and financial reporting processes;
- The audit and integrity of the company's financial statements;
- The company's compliance with legal and regulatory requirements;
- The independent auditor's qualifications and independence;
- The performance of the company's internal audit function and independent auditors;
- The preparation of the Audit Committee Report for the company's proxy statement;
- Significant financings and dividend policy and dividend payment recommendations;
- The company's key business, financial and regulatory risks; and
- Such other duties as directed by the Board.

(continued on next page)

"The Audit Committee encourages broad attendance and participation by management at its meetings. In addition, at each meeting, the Committee conducts private and separate executive sessions with the company's chief audit and compliance officer, company management, external auditors and the Board and Committee itself. This permits direct and candid communication."

Linda G. Sullivan, Audit Committee Chair

Financial Expertise, Financial Literacy, and Independence

The Board determined that each member of the Audit Committee is financially literate within the meaning of Nasdaq listing standards and is independent, as defined in the listing standards of the Nasdaq and the SEC regulations.

The Board also determined that Ms. Sullivan qualifies as an audit committee financial expert under the applicable SEC regulations.

Audit Committee Report

The *Audit Committee Report* is included on *page 46* of this proxy statement.

Audit Committee Charter

The Audit Committee operates pursuant to a charter that is reviewed annually and was last amended in October 2020. The Charter is available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance*.

Governance Committee

5 Meetings in 2020

Members

Julia L. Johnson *(Chair)*

Anthony T. Clark

Britt E. Ide

Jeffrey W. Yingling

"Corporate governance is emphasized at NorthWestern. We believe strong governance leads to investor confidence in the company and are proud of the national recognition our governance practices have received."

Julia L. Johnson, Governance Committee Chair

Primary Responsibilities

Our Nominating and Governance Committee (Governance Committee) primary responsibilities are:

- Nominating and qualifying Board members, including recommending nominees for the Board and succession planning regarding current Board members;
- Determining the composition of the Board and its committees;
- Overseeing public image, including ESG and diversity and inclusion matters;
- Reviewing public policy and public image matters, including government relations and community support;
- Monitoring a process to assess Board effectiveness; and
- Developing and implementing corporate governance principles.

The Governance Committee also reviews and oversees our position on corporate social responsibilities, such as public policy issues that significantly affect us, and our shareholders, customers, and other key stakeholders.

Independence

Each member of our Governance Committee meets the independence requirements under the Nasdaq corporate governance listing standards.

Nominating and Governance Committee Charter

The Nominating and Governance Committee operates pursuant to a charter that is reviewed annually and was last amended in October 2020. The Charter is available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance.*

Compensation Committee

5 Meetings in 2020

Members

Dana J. Dykhouse *(Chair)*
Anthony T. Clark
Julia L. Johnson
Mahvash Yazdi

"We evaluate executive compensation annually and believe we have developed a program for compensation that we can consistently apply year after year. The performance metrics attempt to align our interests with those of our shareholders, customers, employees and regulators."

Dana J. Dykhouse, Compensation Committee Chair

Primary Responsibilities

Our Human Resources Committee (Compensation Committee) acts on behalf of and with the concurrence of the Board with respect to:

- Compensation, benefits and other employment matters for executives;
- Stock-based compensation plans for employees;
- The election and appointment of executive officers and other officers;
- The assessment of the performance of the CEO;
- Succession planning for the CEO, executives and other officers; and
- The compensation of non-employee members of the Board.

As discussed in the *Compensation Discussion and Analysis* section of this proxy statement, the Compensation Committee also considers input on executive compensation from our CEO and CFO.

Our Compensation Committee has delegated some of the administration of our executive compensation and benefits plans to our Compensation and Benefits Department.

Independence

Each member of our Compensation Committee is an "outside director" as formerly defined under Section 162(m) of the Internal Revenue Code, a "non-employee" director within the meaning of Rule 16b-3 under the Exchange Act, and independent under the standards of the Nasdaq.

Compensation Committee Report

The *Compensation Committee Report* is included at *page 36* of this proxy statement.

Compensation Committee Charter

We call this committee the Human Resources Committee because its responsibilities extend beyond the realm of compensation to other human resources and employee issues. The Human Resources Committee operates pursuant to a charter that is reviewed annually and was last amended in October 2020. The Charter is available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance.*

Independent Compensation Consultant

The Compensation Committee has directly retained Willis Towers Watson as its independent, external compensation consultant for the last several years. Willis Towers Watson is an independent consulting firm that provides services in the areas of executive compensation and benefits and has specific expertise in evaluating compensation in the utility industry. Willis Towers Watson reports directly to the Compensation Committee and, at the Compensation Committee's request, provides an annual evaluation and analysis of trends in both executive compensation and director compensation. Willis Towers Watson also evaluates other compensation issues at the direct request of the Compensation Committee.

The Compensation Committee evaluated the following six factors to assess independence and conflicts of interest before it engaged Willis Towers Watson to do work in 2020:

1. The provision of other services to the company by Willis Towers Watson.
2. The amount of fees received from the company by Willis Towers Watson, as a percentage of the firm's total revenues.

(continued on next page)

3. The policies or procedures of Willis Towers Watson that are designed to prevent conflicts of interest.
4. Any business or personal relationship of a member of the Compensation Committee with the regular members of the Willis Towers Watson executive compensation team serving the company.
5. Any stock of the company owned by the regular members of the Willis Towers Watson executive compensation team serving the company.
6. Any business or personal relationships between the executive officers of the company and the regular members of the Willis Towers Watson executive compensation team serving the company.

The Compensation Committee also obtained a representation letter from Willis Towers Watson addressing these six factors and certain other matters related to its independence. Based on the Compensation Committee's evaluation of these factors and the representations from Willis Towers Watson, the Compensation Committee concluded that Willis Towers Watson is an independent adviser and has no conflicts of interest with us.

Operations Committee



4 Meetings in 2020

Members

Jan R. Horsfall *(Chair)*
Britt Ide
Linda G. Sullivan
Mahvash Yazdi

"In early 2020, our Board established the Operations Committee to allow us to focus on some of the most important issues the company faces (safety, environmental, technology and operational)."

Jan R. Horsfall, Operations Committee Chair

Primary Responsibilities

Our Board has delegated to our Safety, Environmental, Technology, and Operations Committee (Operations Committee) the following areas of oversight:

- Safety;
- Environmental compliance practices;
- Security (including physical and cyber security, and business continuity);
- Operations; and
- Innovation, including emerging or competing technologies and alternative energy resources.

Independence

Each member of our Operations Committee is independent.

Operations Committee Charter

The Operations Committee was created in early 2020 to allow the Board, through this committee, to devote more time to safety, environmental, technology, and operations matters. The Operations Committee operates pursuant to a charter that is reviewed annually and was last amended in October 2020. The Charter is available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance.*

Other Governance Practices

Code of Conduct

Our Board adopted a Code of Conduct and Ethics (Code of Conduct) which it reviews annually. Our Code of Conduct embodies the standards that form our culture and sets forth expectations of conduct for all of our officers, directors, and employees, including all full- and part-time employees and certain persons that provide services on our behalf. Our Code of Conduct focuses on our corporate vision, mission and values. You may review our Code of Conduct on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance*. We intend to post on our website any amendments to, or waivers from, our Code of Conduct. In addition, our Board adopted a separate Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller (or persons performing similar functions), which includes complaint procedures that specifically apply to this separate code. Our Board also annually reviews this separate code of ethics, which is available on our website at the location noted above. We intend to post on our website any amendments to, or waivers from, this special code of ethics.

Risk Oversight of the Company

Our Audit Committee is primarily responsible for overseeing the company's risk management processes on behalf of the full Board by monitoring company processes for management's identification and control of key strategic, operational, financial, regulatory, compliance, and security risks. The Audit Committee receives reports from management at least quarterly regarding the company's assessment of risks. In addition, the Audit Committee reports regularly to the full Board, which also considers the company's risk profile. The Audit Committee and the full Board focus on the most significant risks facing the company and review the corporate risk appetite in evaluating strategic alternatives and business development opportunities. The Compensation Committee oversees risks in compensation plans, the Governance Committee oversees risks in corporate governance and social responsibilities, and the Operations Committee addresses risks regarding environmental, health, security (cyber and physical), operational and safety matters.

The Board oversees the company's risk management, and our CEO and executive Enterprise Risk Management Committee act to ensure that our enterprise risk management and business continuity programs (ERM) achieve their objectives. While management is responsible for the day-to-day risk management processes, we have structured our ERM reporting relationship through our Chief Audit and Compliance Officer who has a direct reporting relationship to the Audit Committee. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

Cyber and Physical Security Oversight

Our company provides critical infrastructure to meet the needs of states and communities we serve. We recognize the importance of maintaining the trust and confidence of our customers, employees, regulators, and shareholders, and our Board devotes significant time and attention to oversight of cyber and physical security risk. From 2016 to early 2020, our Audit Committee had oversight responsibilities concerning cyber and physical security, as well as steps taken by management to understand and mitigate such risks. In early 2020, our Board established the Operations Committee and moved cyber and physical security oversight to this new committee. In 2020, our Audit Committee received quarterly updates on cyber security risk, which updates we anticipate will continue in the Operations Committee. Our Board and Operations Committee each receive regular reporting on cyber and physical security topics. Cyber security also has been a topic addressed in connection with four of our previous annual NACD-provided director education sessions.

Transactions with Related Persons

Our Audit Committee has adopted a written Related Persons Transaction Policy. The policy requires that any related person transaction be reviewed and approved by the Audit Committee based on its consideration of all available relevant facts and circumstances. The Audit Committee approves a related person transaction only if it determines in good faith that such transaction is in, or is consistent with, the best interests of the company and its shareholders.

Specifically, the Audit Committee considers whether (1) the transaction is on terms comparable to those that could be obtained in arms-length dealing with an unrelated third party, (2) there are business reasons to enter into the transactions, (3) the transaction could impair the independence of a director, and (4) the transaction would present an improper conflict of interest. No material related person transactions were identified during 2020.

Under the policy, a "related person" is an officer, director, director nominee, or five percent or more shareholder of the company, as well as any immediate family member of such individuals or any entity which is owned or controlled by any of such individuals; and a "related person transaction" is a transaction involving (1) the company, (2) a related person and (3) an aggregate annual amount in excess of $120,000.

The policy also provides ratification procedures for approval of transactions that have been commenced or consummated prior to any knowledge by the Audit Committee or the Company of the involvement of a related person and for the annual review of ongoing related person transactions to ensure that such transactions continue to remain in the best interests of the company and its shareholders. The policy is available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance*.

Hedging and Pledging Our Securities

Our Insider Trading Policy prohibits all of our directors, officers, and employees from engaging in certain transactions involving our securities, including hedging or other monetization transactions and publicly traded options. Specifically, the policy prohibits transactions involving publicly traded options, such as puts, calls, and other derivative securities, as well as hedging and monetization transactions, such as zero-cost collars and forward sales contracts. Our policy aims to align the interests of a director, officer, or employee with our and our shareholders' interests and prohibits publicly traded option and hedging and monetization transactions because such transactions could create the appearance that a director, officer, or employee is trading on material non-public information, is focused on short-term performance, or otherwise misaligned. The Insider Trading Policy also prohibits our directors, officers, and employees from pledging any of our securities as collateral for a loan, unless pre-cleared by our general counsel. None of our directors or executive officers have pledged any of our securities as collateral for a loan. The policy is available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance*.

Political Contributions Policy

As a public utility, we are subject to various laws and regulations at the federal, state, and local levels; and changes to these laws can affect our business, employees, communities and shareholders. Accordingly, we are committed to being an active and responsible corporate citizen.

We use our resources, through legally permissible participation in the political process, to advance matters of public policy that are consistent with our values, our legal obligations, and our Code of Conduct. We also encourage our employees to be active in civic and community activities, including by participating in the political and democratic process.

We have a formal political contributions policy. We do not make (and our policy prohibits) corporate contributions to candidates for political office, political parties, or committees, or political committees organized for the advancement of political candidates, whether federal, state, or local.

State and local ballot initiatives and referenda on important policy issues do have the potential to impact our business and our stakeholders. Accordingly, the policy permits corporate contributions in connection with such matters, as well as lobbying efforts and contributions to trade and local associations. In addition, the policy allows individual employees to make personal contributions to political action committees. The policy is available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance*.

Communications with Our Board

You may contact our Board, Board Chair or independent directors, individually or as a group, by sending your communication to our Corporate Secretary at NorthWestern Corporation, 3010 West 69th Street, Sioux Falls, South Dakota 57108. The Corporate Secretary will forward any communication received to the intended recipient.

Stock Information

Who owns our stock

Our common stock is currently our only class of voting securities. The number of shares noted in the table below are those beneficially owned, as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and any shares which the person has the right to acquire within 60 days through the exercise of option, warrant, or right.

Stock Ownership by Directors and Executives

The following table provides information as of February 22, 2021, with respect to the beneficial ownership of shares of our common stock owned by our current non-employee directors, our named executive officers, and by all of our directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership				
Name of Beneficial Owner	Unrestricted Shares of Common Stock Beneficially Owned Directly (#)	Unrestricted Shares of Common Stock Beneficially Owned Indirectly (#)	Deferred Stock Units (#)	Total Shares of Common Stock Beneficially Owned (#)	Percent of Common Stock (%)
Stephen P. Adik (1)	—	30,000	91,670	121,670	*
Anthony T. Clark	2,722	—	13,129	15,851	*
Dana J. Dykhouse	34,000	—	—	34,000	*
Jan R. Horsfall	6,305	—	—	6,305	*
Britt E. Ide	4	—	11,784	11,788	*
Julia L. Johnson	8,250	—	95,927	104,177	*
Linda G. Sullivan	74		14,656	14,730	*
Mahvash Yazdi	1,990		4,828	6,818	*
Jeffrey W. Yingling	1,000		7,156	8,156	*
Robert C. Rowe	18,628	—	170,558	189,186	*
Brian B. Bird	92,188	—	8,202	100,390	*
Heather H. Grahame	28,601	—	5,897	34,498	*
Curtis T. Pohl	19,749	—	4,631	24,380	*
Bobbi L. Schroeppel	22,874	—	3,143	26,017	*
Directors and Executive Officers as a Group (18 persons)	253,766	30,000	467,164	750,930	1.48

*Less than one percent

(1) Shares held indirectly by Mr. Adik represent shares held in a trust of which Mr. Adik and his spouse are co-trustees.

Stock Ownership Guidelines

We believe it is important that our interests are aligned with the interests of our shareholders. Accordingly, our Board has established robust stock ownership guidelines for our non-employee directors and executive officers. Our stock ownership guidelines are set forth in our Corporate Governance Guidelines on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Corporate Governance*.

Under our stock ownership guidelines, each non-employee director must retain at least 10 times the value of his or her annual cash Board and committee chair retainer(s) in common stock or deferred stock units within five years of commencing service on our Board.

For executives, the stock ownership guidelines range from two to six times base salary as summarized in the table below. Each executive is restricted, absent a hardship and prior Board approval, from selling stock until his or her guideline amount is achieved and must continue to maintain the required ownership level once it is obtained.

Our Board instituted stock ownership guidelines to require its members and our executives to hold a meaningful financial stake in the company to align our interests with those of our shareholders. As summarized in the table below, all of our directors and named executive officers have satisfied the applicable stock ownership guideline.

Satisfaction of Stock Ownership Guidelines

	Pay Subject to Multiple ($)	Multiple Required	Stock Ownership Requirement ($)	Number of Shares and DSUs Owned (#)	Value of Shares and DSUs Owned ($) (1)	Percent of Guideline Achieved as of Feb. 22, 2021 (1)
Directors						
Stephen P. Adik, *Board Chair*	125,000	10x	1,250,000	121,670	6,964,391	**557 %**
Anthony T. Clark	25,000	10x	250,000	15,851	907,311	**363 %**
Dana J. Dykhouse, *Comp. Chair*	35,000	10x	350,000	34,000	1,946,160	**556 %**
Jan R. Horsfall	25,000	10x	250,000	6,305	360,898	**144 %**
Britt E. Ide	25,000	10x	250,000	11,788	674,745	**270 %**
Julia L. Johnson, *Gov. Chair*	35,000	10x	350,000	104,177	5,963,091	**1,704 %**
Linda G. Sullivan, *Audit Chair*	35,000	10x	350,000	14,730	843,145	**241 %**
Mahvash Yazdi	25,000	10x	250,000	6,818	390,262	**156 %**
Jeffrey W. Yingling	25,000	10x	250,000	8,156	466,849	**187 %**
Executives						
Robert C. Rowe	666,753	6x	4,000,518	189,186	10,829,007	**271 %**
Brian B. Bird	461,182	4x	1,844,728	100,390	5,746,324	**311 %**
Heather H. Grahame	434,951	3x	1,304,853	34,498	1,974,666	**151 %**
Curtis T. Pohl	313,375	3x	940,125	24,380	1,395,511	**148 %**
Bobbi L. Schroeppel	297,536	2x	595,072	26,017	1,489,213	**250 %**

(1) Value of shares and DSUs owned and percent of percent of guideline achieved are calculated as of February 22, 2021, using a closing stock price of $57.24.

Largest Shareholders

The table below sets forth information regarding whom we know to be the beneficial owners of more than five percent of our issued and outstanding common stock. The information reflected in the table is based solely on a review of statements filed with the SEC pursuant to Sections 13(d), 13(f), and 13(g) of the Exchange Act as of February 22, 2021.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (#)	Percent of Common Stock (%)
BlackRock, Inc. (1) 55 East 52nd Street, New York, NY 10022	7,085,297	14.0
The Vanguard Group (2) 100 Vanguard Blvd., Malvern, PA 19355	5,041,513	10.0
JPMorgan Chase & Co. (3) 383 Madison Avenue, New York, NY 10179	2,559,366	5.0

(1) Reflects shares beneficially owned by BlackRock, Inc. as of December 31, 2020, according to a statement on Schedule 13G/A filed with the SEC on January 26, 2021, which indicates that the beneficial owner, a holding company, or control person in accordance with Rule 13d-1(b), has sole voting power with respect to 7,004,120 shares and sole dispositive power with respect to 7,085,297 shares. The beneficial owner holds shared voting or dispositive power with respect to none of the shares. The Schedule 13G/A certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of NorthWestern Corporation.

(2) Reflects shares beneficially owned by The Vanguard Group, as of December 31, 2020, according to a statement on Schedule 13G/A filed with the SEC on February 10, 2021, which indicates that the beneficial owner, an investment adviser in accordance with Rule 13d-1, has sole voting power with respect to 0 shares and sole dispositive power with respect to 4,907,736 shares. The beneficial owner has shared voting power with respect to 82,698 shares and shared dispositive power with respect to 133,777 shares. The Schedule 13G/A certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of NorthWestern Corporation.

(3) Reflects shares beneficially owned by JPMorgan Chase & Co., as of December 31, 2020, according to a statement on Schedule 13G filed with the SEC on January 15, 2021, which indicates that the beneficial owner, a parent holding company or control person in accordance with Rule 13d-1(b), has sole voting power with respect to 2,436,581 shares and sole dispositive power with respect to 2,554,666 shares. The beneficial owner has shared voting or dispositive power with respect to none of the shares. The Schedule 13G certifies that the securities were acquired in the ordinary course and not with the purpose or with the effect of changing or influencing the control of NorthWestern Corporation.

Stock for Compensation Plans

The table below presents summary information about our Equity Compensation Plan, as of the close of business on December 31, 2020:

a. The aggregate number of shares of our common stock subject to outstanding stock options, warrants, and rights, including unvested performance units and unvested restricted share units;
b. The weighted average exercise price (or grant date fair value) of those outstanding stock options, warrants, and rights; and
c. The number of shares that remain available for future option grants, excluding the number of shares to be issued upon the exercise of outstanding options, warrants, and rights.

For additional information regarding our long-term incentive plans and the accounting effects of our stock-based compensation, please see Note 15 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020.

Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)**	**Weighted average exercise price of outstanding options, warrants, and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders (1)	208,538 (2)	$60.52 (3)	216,647 (4)
Equity compensation plans not approved by security holders	—	—	—
Total	**208,538**		**216,647**

(1) Consists of the Equity Compensation Plan, which is the company's only equity compensation plan.

(2) Consists of (a) 130,571 unvested performance units, with a weighted average grant date fair value of $66.27, granted to employees who participate in our LTIP, and (b) 77,967 unvested restricted share units, with a weighted average grant date fair value of $50.86, granted to executive officers under our ERRP. For descriptions of our LTIP and ERRP, please see the *Compensation Discussion and Analysis* section of this proxy statement.

(3) Amount represents the weighted average grant date fair value of the outstanding awards reflected in column (a).

(4) Awards under the Equity Compensation Plan can take the form of stock options, share appreciation rights, restricted and unrestricted share awards, deferred share units, and performance awards.

Annual Meeting Information

Voting Procedures

Appointment of Proxy Holders

Our Board asks you to appoint our independent Board Chair, Stephen P. Adik, and our CEO, Robert C. Rowe, as your proxy holders to vote your shares at the annual meeting. You make this appointment by voting the proxy card provided to you or by using one of the voting methods described below.

If appointed by you, the proxy holders will vote your shares as you direct on the matters described in this proxy statement. If you sign and date your proxy card, but do not provide direction, they will vote your shares as recommended by our Board.

We are not aware of any matters to be brought before the annual meeting other than the matters described in the notice of annual meeting accompanying this proxy statement. The persons named in the form of proxy solicited by our Board will vote all proxies that have been properly executed, and if any matters not set forth in the notice of annual meeting are properly brought before the meeting, such persons will use their best judgment to vote on such matters.

Record Date and Voting

All shareholders of record as of the close of business on the record date, February 22, 2021, are entitled to receive notice of and to vote, online or by proxy, at the virtual annual meeting or any postponement or adjournment of the annual meeting. If you owned shares of our common stock at the close of business on the record date, you are entitled to one vote per share upon each matter presented at the annual meeting. The company does not have any other outstanding class of voting stock. Shareholders whose shares are held in an account at a brokerage firm, bank, or other nominee (*i.e.*, in "street name") will need to obtain a proxy from the broker, bank, or other nominee that holds their shares authorizing them to vote at the annual meeting.



Voting on the Internet. You may vote by proxy on the internet up until 11:59 p.m. Eastern Daylight Time the day before the annual meeting. The website for internet voting is *www.proxyvote.com*. Easy-to-follow prompts allow you to vote your shares and confirm that your instructions have been properly recorded. If you vote on the internet, you can request electronic delivery of future proxy materials.



Voting by Telephone. You may vote by proxy by telephone up until 11:59 p.m. Eastern Daylight Time the day before the annual meeting by using the toll-free number listed on your proxy card or voting instruction form. Easy-to-follow prompts allow you to vote your shares and confirm that your instructions have been properly recorded.



Voting by Mail. Mark, sign and date your proxy card or voting instruction form and return it in the postage-paid envelope provided. Your proxy card or voting instruction form must be received far enough in advance of the annual meeting to allow sufficient time for processing.



Voting online during the Virtual Annual Meeting. If you attend the virtual annual meeting and wish to vote online during the meeting, you will need the 16-digit control number that can be found on your Annual Meeting Notice.



Revoking Your Proxy or Your Voting Instructions to Your Proxy Holders. If you are a record holder of our common stock, you can change your vote at any time before your proxy is voted at the annual meeting by again voting by one of the methods described above or by attending the annual meeting and voting online during the meeting. You also may revoke your proxy by delivering a notice of revocation to our corporate secretary at NorthWestern Corporation, 3010 West 69th Street, Sioux Falls, South Dakota 57108, prior to the vote at the annual meeting. If your shares are held in street name, you must contact your broker, bank, or other nominee to revoke your proxy.

Quorum

At the close of business on the record date, there were 50,621,147 shares of NorthWestern Corporation common stock outstanding and entitled to vote at the annual meeting. Each outstanding share is entitled to one vote.

A quorum, which is a majority of the outstanding shares as of the record date, is necessary to hold a valid annual meeting. A quorum will be present at the annual meeting if the holders of a majority of the shares of our common stock outstanding and entitled to vote on the record date are present online at the virtual meeting or represented by proxy. Abstentions and broker non-votes are included for determining whether a quorum is present. If a quorum is not present at the annual meeting, we expect that the annual meeting will be adjourned to solicit additional proxies.

Broker Non-Votes

Under the rules of the the NYSE, certain shareholder nominees (such as brokers) have the discretion to vote shares on routine matters, such as the ratification of the appointment of our independent registered public accounting firm, when they do not receive voting instructions from the beneficial owner. They do not have authority to vote on non-routine matters (such as the election of directors, the advisory vote to approve named executive officer compensation, and the equity compensation plan) unless they receive instruction from the beneficial owner.

A “broker non-vote” occurs when your broker submits a proxy for your shares but does not indicate a vote for a particular proposal because the broker does not have authority to vote on that proposal and has not received voting instructions from you. Broker non-votes are not counted as votes for or against the proposal in question or as abstentions, and are not counted to determine the number of votes present for the particular proposal.

Under the rules of the NYSE, if your broker holds shares in your name and delivers this proxy statement to you, the broker is entitled to vote your shares on *Proposal 2 — Ratification of Independent Registered Public Accounting Firm* even if the broker does not receive voting instructions from you. Without your instructions, the broker is not entitled to vote your shares on *Proposal 1 — Election of Directors, Proposal 3 — Approval of Equity Compensation Plan* or *Proposal 4 — Advisory Vote to Approve Named Executive Officer Compensation*. We encourage you to provide instructions to your broker, bank, or other nominee. This ensures your shares will be voted at the annual meeting.

Required Vote and Method of Counting

The required vote and method of counting votes for the various business matters to be considered at the annual meeting are described in the table on the following page. If you sign and return your proxy card without indicating your vote, your shares will be voted “FOR” each of the nominees for director, “FOR” ratification of Deloitte & Touche LLP as our independent registered public accounting firm, “FOR” approval of the Equity Compensation Plan and “FOR” the advisory vote to approve named executive officer compensation and in accordance with the recommendations of our Board on any other matters properly brought before the annual meeting for a vote.

Item of Business	Board Recommendation	Voting Approval Standard	Effect of Abstention	Effect of Broker Non-Vote
Proposal 1: Election of Directors	**FOR election of each director nominee**	If a quorum exists, the nominees with the most "FOR" votes are elected. If a Nominee receives more "WITHHOLD AUTHORITY" votes than "FOR" votes, the Nominee must submit resignation for consideration by the Governance Committee and final Board decision.	No effect	No effect
Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	If a quorum exists, the majority of votes present online at the meeting or represented by proxy and entitled to vote.	Vote against	Not applicable; broker may vote shares without instruction
Proposal 3: Approval of Equity Compensation Plan	**FOR**	If a quorum exists, the majority of votes present online at the meeting or represented by proxy and entitled to vote.	Vote against	No effect
Proposal 4: Advisory "Say-on-Pay" Vote to Approve Executive Compensation	**FOR**	If a quorum exists, the majority of votes present online at the meeting or represented by proxy and entitled to vote. This **advisory vote** is not binding on the Board, but the Board will consider the vote results when making future executive compensation decisions.	Vote against	No effect

Method and Cost of Soliciting and Tabulating Votes

The Board is providing these proxy materials to you in connection with the solicitation by the Board of proxies to be voted at our virtual annual meeting. NorthWestern will pay the cost of the solicitation, which will be made primarily by the use of mail and the internet. Proxies also may be solicited in person or by telephone, facsimile, or similar means by our directors, officers, or employees without additional compensation.

We will, on request, reimburse shareholders who are brokers, banks, or other nominees for their reasonable expenses in sending proxy materials and annual reports to the beneficial owners of the shares they hold of record. Broadridge Financial Solutions, Inc., will be the proxy tabulator, and a representative from NorthWestern will act as the Inspector of Election.

Electronic Access to Proxy Statement and Annual Report

The proxy statement, annual report, voting card, and voting instructions are available on the internet at *www.proxyvote.com* where you can also cast your vote and request to receive future proxy materials in printed form by mail or electronically by email. These materials will be available for one year following the annual meeting. You will need the control number provided on your notice to access the electronic materials.

General Information

Attending the Annual Meeting Virtually

The annual meeting will be held at *www.virtualshareholdermeeting.com/NWE2021*. Only shareholders of record or their legal proxy holders as of the record date and our invited guests may participate in the virtual annual meeting. If you wish to attend the virtual annual meeting and your shares are held in street name at a brokerage firm, bank, or other nominee, you will need to have the 16-digit control number that can be found on your notice.

A webcast of the Annual Meeting will be available on our website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / Presentations and Webcasts* through April 22, 2021.

Householding; Receipt of Multiple Notices

Under the rules of the SEC, a single Notice of Internet Availability of Proxy Materials or set of annual reports and proxy statements may be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure, referred to as householding, reduces the volume of duplicate information shareholders receive and reduces mailing and printing expenses. In accordance with a notice sent to certain shareholders who shared a single address, only one annual report and proxy statement were sent to that address unless any shareholder at that address requested that multiple sets of documents be sent. However, if any shareholder who agreed to householding wishes to receive a separate annual report or proxy statement for 2021 or in the future, he or she may call (800) 542-1061 or write to Broadridge Householding Department, 51 Mercedes Way, Edgewood, NY 11717, and the company will deliver promptly upon such written or oral request a separate Notice of Internet Availability of Proxy Materials or annual report or proxy statement. Shareholders sharing an address who wish to receive a single set of reports may do so by contacting their banks, brokers, or other nominees, if they are beneficial holders, or by contacting Broadridge at the address set forth above, if they are record holders.

Available Information

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. These filings are available through a website maintained by a third-party and accessible through our company website at *NorthWesternEnergy.com* under *Our Company / Investor Relations / SEC Filings*. Our public filings also are available to the public from document retrieval services and the website maintained by the SEC at ***www.sec.gov***.

Future Shareholder Proposals

Shareholder Proposals for Inclusion in Next Year's Proxy Statement. To be considered for inclusion in the proxy statement for our annual meeting to be held in 2022, shareholder proposals submitted under Exchange Act Rule 14a-8 must be received by the corporate secretary of NorthWestern Corporation not later than November 5, 2021. Such proposal must comply with all applicable SEC requirements that a shareholder must meet in order to have a shareholder proposal included in the company's proxy statement.

Other Shareholder Proposals for Presentation at the 2022 Annual Shareholders' Meeting. For nominations of persons for election as a director or for any proposal that is not submitted for inclusion in next year's proxy statement, but is instead sought to be presented directly from the floor of the 2022 Annual Shareholders' Meeting, the company's bylaws require that timely notice must be given to the corporate secretary. To be timely, the notice must be received by the corporate secretary of NorthWestern Corporation between December 23, 2021 and January 22, 2022.

Shareholder proposals should be delivered or mailed to and received by the Company at its principal executive offices in accordance with the dates set forth above and addressed to:

Corporate Secretary
NorthWestern Corporation
3010 West 69th Street
Sioux Falls, South Dakota 57108

To be in proper written form, a shareholder's notice for both annual and special meetings must set forth:

(1) as to each person whom the shareholder proposes to nominate for election as a director, (a) the name, age, and business and residence address of the person, (b) the principal occupation or employment of the person, (c) the class or series and number of shares of capital stock of the company that are owned beneficially or of record by the person, (d) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with

solicitations of proxies for election of directors pursuant to Section 14 of the Securities and Exchange Act of 1934, as amended (Exchange Act) and the rules and regulations promulgated thereunder, and (e) the written consent of each proposed nominee to being named as a nominee and to serve as a director if elected;

(2) as to any other business that the shareholder proposes to bring before the meeting, (a) a brief description of the business desired to be brought before the meeting, (b) the text of the proposal or business (including the text of any resolutions proposed for consideration, and, in the event that such business includes a proposal to amend the bylaws of the company, the language of the proposed amendment), (c) the reasons for conducting such business at the meeting, and (d) any material interest of such shareholder in the business being proposed and the beneficial owner, if any, on whose behalf the proposal is being made; and

(3) as to the shareholder giving this notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and record address of such shareholder and any such beneficial owner, (b) the class or series and number of shares of capital stock of the company that are owned beneficially or of record by such shareholder and beneficial owner, (c) a description of all arrangements or understandings between such shareholder and any such beneficial owner and each proposed nominee and any other persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (d) a representation that such shareholder is a shareholder of record entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the persons and/or conduct the business being proposed as described in the notice, and (e) a representation of whether such shareholder or any such beneficial owner intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the company's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (ii) otherwise to solicit proxies from shareholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by a shareholder with respect to an annual meeting if the shareholder has notified the company of his or her intention to present a proposal at such annual meeting in compliance with Regulation 14A (or any successor thereof) promulgated under the Exchange Act and such shareholder's proposal has been included in a proxy statement that has been prepared by the company to solicit proxies for such annual meeting. The company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the company.

Assistance

If you need assistance with voting your proxy or have questions regarding our annual meeting, please contact:

Travis Meyer
Director Corporate Finance
and Investor Relations Officer
(605) 978-2945

or

Emily Folsom
Assistant Corporate Secretary
(605) 978-2871

No persons have been authorized to give any information or to make any representations other than those contained in this proxy statement and, if given or made, such information or representations must not be relied upon as having been authorized by us or any other person. You should not assume that the information contained in this proxy statement is accurate as of any date other than the date of this proxy statement, and the mailing of this proxy statement to shareholders shall not create any implication to the contrary.

Appendix

Equity Compensation Plan Summary

We are asking shareholders to approve the NorthWestern Corporation Amended and Restated Equity Compensation Plan, or the Proposed Plan, which amends and restates the Equity Compensation Plan previously approved by shareholders in 2014. Accordingly, the Board approved the Proposed Plan and recommends approval by shareholders. If shareholders approve the Proposed Plan, it will become effective May 1, 2021.

The Proposed Plan is an important part of our pay-for-performance compensation program, which shareholders have overwhelmingly approved in every "say on pay" vote we have offered, including approval by 98.5 percent of voters last year. In addition, the Board considers equity compensation to be a significant component of total compensation for NorthWestern's officers and other employees.

To approve the Proposed Plan, a majority of shares present in person or represented by proxy at the meeting and entitled to vote on the proposal must be voted "FOR," provided that the total number of votes cast on the proposal represents more than 50 percent of the total shares outstanding and entitled to vote. Abstentions will be counted as shares present at the meeting and as votes cast on the proposal and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter or as votes cast on the proposal, but will be counted in the number of outstanding shares. Failure to instruct your brokerage firm how to vote shares held in a brokerage account could impair our ability to get the Proposed Plan approved. If shareholders do not approve Proposal 3, the Proposed Plan will not become effective, and the Plan will continue to remain in effect until its expiration on June 30, 2024.

As indicated above, the Proposed Plan is intended to amend and restate the Plan. The Proposed Plan contains the following significant changes from the existing Plan:

- 700,000 additional shares of common stock authorized for issuance under the Proposed Plan;
- Clarifying updates to confirm the continuation of existing Plan practices: (a) no share recycling and (b) no dividend equivalents on unvested awards;
- Addition of a director compensation limit; and
- The term of the Proposed Plan will expire April 30, 2031.

In addition, several other administrative changes are reflected in the Proposed Plan to address the Tax Cuts and Jobs Act's elimination of the exemptions from section 162(m) of the internal revenue code.

When determining the number of additional shares of common stock to request, our Board considered the impact of its request and concluded that the additional 700,000 shares was reasonable. First, the request would result in a **Proposed Plan share reserve of approximately five years**. Second, our **"burn rate"** of **0.61 percent** regarding historical awards is significantly lower than industry thresholds. Finally, our **basic dilution of 3.64 percent** with respect to outstanding awards and shares currently available and proposed to be available under the Proposed Plan also is below industry thresholds.

The full text of the *Proposed Plan* follows this summary. The following discussion is a summary of the Proposed Plan, and you may wish to review it in its entirety.

Purpose of the Plan

The Plan has served a critical role in our pay-for-performance compensation program. We believe equity awards are the simplest, most direct way to align the interests of our executives, senior management and board members with those of shareholders. In order to balance compensation principles with stockholder interests in limiting dilution, we generally have restricted employee equity awards to more senior positions.

A core objective of our equity awards under the Plan has been to focus on long-term sustainable results. We have granted two types of performance-based awards in recent years. The first type of award is a performance unit that vests, if earned, over a three-year performance period, based on the achievement of pre-established corporate financial goals and relative total stockholder return. We believe that performance-based grants — with payouts tied to financial performance, continued service over a three-year period and the value of our stock — motivate our executives and other leaders at our company to focus on long-term improvement in stockholder value. The second type of award is a restricted share unit award that also utilizes performance measures, but over a five-year performance period. These restricted share units address our executive retirement/retention objectives as well as our core objective of long-term sustainable results.

The Plan also provides the means for the annual stock-based compensation paid to our Board members and the means for Board members and certain employees to defer all or a portion of certain of their compensation into deferred share units of company stock.

Highlights of the Proposed Plan

- **No discounted awards.** Awards that have an exercise price or base value cannot be granted with an exercise price or base value less than the fair market value on the grant date.
- **No evergreen provision.** There is no evergreen feature under which the shares authorized for issuance under the Proposed Plan can be automatically replenished.
- **No repricing or replacement without stockholder approval.** The Proposed Plan does not permit repricing of options or share appreciation rights or the exchange of underwater options or share appreciation rights for cash or other awards with an exercise price that is less than the exercise price of the original awards without stockholder approval, except in connection with certain corporate transactions involving NorthWestern or a change in control.
- **No liberal share recycling.** Shares delivered to the company to pay the exercise price or withholding taxes in connection with the exercise of an outstanding stock option or share appreciation right, and shares otherwise transferred or relinquished in connection with any stock option or share appreciation right do not become available for issuance as future awards under the Proposed Plan.
- **No dividends on unvested awards.** The Proposed Plan prohibits the payment of dividends and dividend equivalents on unvested performance units, options and share appreciation rights.
- **No automatic acceleration upon a change in control.** Vesting of awards under the Proposed Plan does not automatically accelerate upon a change in control of the company. The Proposed Plan provides the Compensation Committee with discretion to accelerate awards.
- **Board compensation limits.** The Proposed Plan creates a limit on the annual compensation (total of cash and equity) the company can pay its Board members. Although the Proposed Plan sets this limit at $650,000, as summarized in the *2020 Director Pay* section earlier in this proxy statement, our directors currently receive compensation well below this limit.
- **Material amendments that require stockholder approval.** Material amendments that require stockholder approval.
- **Administered by an independent Compensation Committee.** The Proposed Plan is administered by our Compensation Committee, which is made up entirely of independent directors.

Additional Shares to be Authorized Under the Proposed Plan

As described above, equity compensation is a significant component of the total compensation of our officers and other employees. The Plan and the Proposed Plan support this overall compensation strategy by providing a means for granting equity awards to attract and retain talent. The material change to the Plan, as approved by the Compensation Committee and the Board in the Proposed Plan, is an increase in the number of shares of common stock authorized for use under the Proposed Plan.

As of February 26, 2021, there are 138,831 unused shares that are available for awards under the Plan out of the 2,637,637 shares which shareholders previously authorized for use. We are seeking your authority to make an additional 700,000 shares available for awards under the Proposed Plan. If approved, a total of 3,337,637 shares would be authorized under the Proposed Plan, with 838,831 shares unused and available for awards.

Factors Considered

In setting the number of proposed additional shares issuable under the Proposed Plan, the Compensation Committee and the Board considered a number of factors, including:

- **Shares currently available and proposed to be available:** The proposed additional shares, together with shares currently available, are expected to be sufficient, based on historical granting practices and the recent trading price of our common stock, to provide an approximately five-year share reserve to cover future awards.
- **Historical equity award granting practices:** Our three-year average share usage rate (commonly referred to as burn rate) is 0.61 percent, which is significantly lower than the industry thresholds established by certain major proxy advisory firms.
- **Impact of total outstanding equity awards and dilution:** The additional 700,000 shares proposed to be authorized under the Proposed Plan, along with the shares currently available under the Equity Compensation Plan and associated with outstanding equity awards, are expected to result in basic dilution of 3.64 percent.

Shares Currently Available and Proposed to be Available under the Plan. As of February 26, 2021, we had 50,672,008 shares of common stock issued and outstanding (not including treasury shares) and 138,831 shares of common stock were available for future awards under the Plan, assuming unvested performance stock awards at target. The Compensation Committee and the Board considered that the shares currently available under the Plan may not be sufficient to cover future equity awards in the near term. As of February 26, 2021, the proposed 700,000 additional shares would represent approximately 1.4 percent of the then-issued and outstanding shares of common stock, and, assuming the approval by shareholders of the Proposed Plan in Proposal 3, the aggregate of approximately 838,831 shares remaining available under the Plan would represent approximately 1.7 percent of the then-issued and outstanding shares of common stock. The proposed additional shares, together with shares currently available under the Plan are expected to be sufficient, based on historical granting practices and the recent trading price of our common stock, to cover awards for approximately five years.

Historical Equity Award Granting Practices. In setting and recommending to shareholders the increase in the number of shares authorized under the Plan, the Compensation Committee and the Board also considered the historical number of equity awards utilized under the Plan in the past two years. In 2020, 2019, and 2018, we used 112,947 shares, 112,516 shares and 141,219 shares, respectively, of the shares authorized under the Plan with respect to (1) vested performance share units awards, (2) the annual equity portion of our Board member compensation, and (3) deferred share units elected to be received by participants in lieu of compensation or vested awards.

Further, the Compensation Committee and the Board considered an analysis conducted by the Compensation Committee's independent compensation consultant, which determined our **three-year average burn rate of 0.61 percent**, based on the assignment of a 2.5 multiplier for restricted shares or other full value awards. The table that follows depicts our average burn rate, adjusting the full-value shares granted under the Plan by the 2.5 multiplier. The resulting average burn rate is significantly lower than the industry benchmarks established by certain major proxy advisory firms.

Fiscal Year	Options Granted	Full-Value Shares Granted	Multiplier	Total Granted (1)	Basic Weighted Average Common Shares Outstanding	Burn Rate
2018	—	112,947	2.5	282,368	49,984,562	0.56 %
2019	—	112,516	2.5	281,290	50,428,560	0.56 %
2020	—	141,219	2.5	353,048	50,559,208	0.70 %
					Three-year avg. burn rate	**0.61 %**

(1) Total Granted = (Options Granted + Full-Value Shares Granted) multiplied by the 2.5 multiplier.

Impact of Total Outstanding Equity Awards under the Plan. The Compensation Committee and the Board also considered the total number of equity awards outstanding under the Plan. Since the inception of the Plan in 2005, shareholders have approved the issuance of up to 2,637,637 shares. As of February 26, 2021, there are a total of 1,004,929 shares of common stock to be issued on the exercise of outstanding awards under the Plan, which total includes 269,122 shares for outstanding performance awards at target, and 735,807 shares for outstanding deferred share units. The table below lists the total shares authorized and issued under the Plan as of February 26, 2021 and the shares needed for outstanding awards and deferrals.

Summary of Shares Authorized under the Equity Compensation Plan as of February 26, 2021

Total shares authorized under Plan	2,637,637
Shares issued under Plan	2,498,806
Shares remaining available for issuance under the Plan	138,831
Aggregate outstanding awards at target (1)	269,122
Aggregate outstanding deferred share units	735,807
Aggregate unexercised stock options	0

(1) Represents shares needed for (a) LTIP performance unit awards assuming performance at target for the three-year performance cycles ending December 31, 2021, 2022, and 2023 and (b) our ERRP restricted share unit awards for our five-year performance cycles ending December 31, 2021, 2022, 2023, 2024 and 2025. Actual performance for the respective three-year and five-year performance cycles ending December 31, 2020, was 50.0 percent for the LTIP awards and 100 percent for the ERRP awards. If the LTIP performance unit awards performed at maximum levels, the number of shares needed for aggregate outstanding awards would be 504,620.

Expected Value Transfer and Dilution. In addition, the Compensation Committee and the Board considered the stockholder value transfer and dilution policies of certain institutional investors and major proxy advisory firms. They also considered the fact that the additional 700,000 shares proposed to be authorized under the Plan, along with the shares currently available under the Plan and associated with outstanding equity awards, are expected to result in basic dilution of 3.64 percent.

Basic dilution is calculated as shown below.


Plan shares currently available
+
Plan shares to be issued on exercise or conversion of outstanding equity awards
+
additional Plan shares proposed to be authorized
Basic Dilution
=
Total number of issued and outstanding shares of common stock
(excluding treasury shares)
3.64 %
=
138,831 + 1,004,929 + 700,000
50,672,008

Material Features of the Equity Compensation Plan

The following description of the material features of the Plan is qualified in its entirety by reference to the complete text of the Proposed Plan, which is provided following this summary.

Administration

The Plan provides that the Compensation Committee will administer the Plan, but the Board may act in lieu of the Committee on any matter, subject to compliance with Internal Revenue Code section 162(m) and Section 16(b) of the Securities Exchange Act of 1934. The Plan also provides that each individual member of the Compensation

Committee must be independent under applicable standards or regulations adopted by the Nasdaq Stock Market (or any such other national securities exchange on which the shares of our common stock may be listed). Because the Compensation Committee is currently performing administration duties, throughout the following discussion we refer to the administrator as the Compensation Committee. The Compensation Committee has full and final authority under the Plan to determine eligibility and types and terms of awards and to interpret and administer the Plan.

Prohibition on Repricing and Buy-Outs of Options and Share Appreciation Rights

Without stockholder approval, the Compensation Committee may not amend outstanding options or share appreciation rights to reduce the exercise price of the award or cancel options or share appreciation rights in exchange for either cash or other securities or other awards or options or share appreciation rights with an exercise price that is less than the exercise price of the original options or share appreciation rights, except in connection with a change of control or a corporate transaction involving NorthWestern, including, for example, a stock dividend, stock split, combination of shares, recapitalization, reclassification or other change in our capital structure, or any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities or any other transaction or event described in the Plan's award adjustment provisions.

Eligibility

Awards may be made to any of our employees (as of December 31, 2020, we had approximately 1,530 employees) and members of our Board. In determining which employees will receive awards, the Compensation Committee will consider such factors as it deems relevant in order to promote the purposes of the Plan. In 2021, we anticipate that approximately 85 employees and all of the members of our Board will receive awards under the Plan.

Types of Awards

Awards may be in the form of performance awards, restricted shares, restricted share units, unrestricted shares, deferred share units, options, share appreciation rights and other awards including the payment of stock in lieu of cash under our other incentive or bonus programs or otherwise and payment of cash based on attainment of performance goals. Share-based awards relate to shares of our common stock.

To date, only performance awards, restricted shares, restricted share units, unrestricted shares and deferred share units have been granted under the Plan. We have not granted any options or share appreciation rights under the Plan. We do not anticipate changing these practices under the Proposed Plan.

Performance Awards

The Compensation Committee may award performance units. Subject to the limits in the Plan, the Compensation Committee has discretion to determine the number of performance units to be awarded and the terms and conditions of the awards, including the applicable performance period and specific performance goals. The Plan prohibits the payment of dividends and dividend equivalents on unvested performance units. The value of a performance unit paid in shares is based on the fair market value of a share of our common stock at the time of grant. The extent to which the performance goals are met during the performance periods established by the Compensation Committee will determine the number and/or value of performance units that will be paid to employees. Payment of the value of earned performance units after the end of the performance period will be made in cash or stock or a combination of cash and stock, as determined by the Compensation Committee. The awards may be granted subject to such other restrictions and terms as the Compensation Committee determines. Each award is evidenced by an agreement that specifies the number of units being awarded, any restrictions or vesting conditions, the performance goals and any other terms the Compensation Committee may deem appropriate such as provisions relating to a change of control and dividend equivalent rights. To date, performance units have been the primary awards granted under the Plan, and all award agreements have provided that no dividends will be paid on any unvested awards.

Restricted Shares, Restricted Share Units and Unrestricted Shares

The Compensation Committee also may award restricted and unrestricted shares of our common stock and restricted share units. Subject to the limits in the Plan, the Compensation Committee has discretion to determine the number of shares or units to be awarded and the terms and conditions of the awards, including performance goals. The right to vest or receive distributions or payments with respect to restricted share and restricted share unit awards may be conditioned upon attainment of performance goals or continued service. Each award is evidenced by an agreement that specifies the number of shares or units being awarded, any restrictions or vesting conditions, any applicable performance goals and other terms the Compensation Committee may deem appropriate, such as provisions relating to a change of control and a participant's termination of employment.

Restricted share units are settled in shares of our common stock.

During the restricted period, restricted shares and restricted share units may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Under the Plan, employees holding restricted shares may exercise full voting rights with respect to those shares during the restriction period and, unless otherwise provided in an award agreement, upon vesting, will receive an amount equal to any cash dividends (plus, in the discretion of the Compensation Committee, simple interest) and a number of shares equal to any stock dividends, which were declared and paid during the restricted period. However, none of our outstanding award agreements provide for voting rights or the payment of any dividends prior to the vesting of such awards. We do not anticipate changing our practice, notwithstanding the language of the Plan.

To date, we have issued unrestricted shares under the Plan only with respect to the annual equity portion of our Board member compensation. Going forward, we do not anticipate issuing unrestricted shares under the Proposed Plan other than with respect to the annual equity portion of our Board member compensation.

Deferred Share Units

The Compensation Committee also may permit select individuals (as described in the Plan) to forego, or defer, the receipt of cash or other compensation (including any awards made under the Plan), and in place of such compensation receive deferred share units having a fair market value equal to the awards or other compensation deferred. Unless an award agreement provides otherwise, any person electing to defer compensation and receive deferred share units are 100 percent vested at all times in any shares subject to the deferred share units. Following deferring individual's termination of service with us, such individual will receive one share of our common stock for each deferred share unit in five substantially equal annual installments as specified in the Plan, unless the individual selects a different distribution option permitted under the Plan. Dividends which are declared and paid during the deferral period are reinvested in additional deferred shares. Our director deferred plan and officer deferred plan are the means through which our directors and officers may defer receipt of cash or other compensation and receive deferred share units under the Plan. For a further discussion of the officer deferred plan, please see the "Compensation Discussion and Analysis—Other Compensation and Policies—Non-qualified Deferred Compensation" section in this proxy statement.

Options

The Plan permits the Compensation Committee to grant non-qualified options and incentive stock options. To date, we have not granted any non-qualified options or incentive stock options under the Plan.

Subject to the limits in the Plan, the Compensation Committee has discretion to determine the number of options to be awarded and the terms and conditions of the awards. The Plan prohibits the payment of dividends and dividend equivalents with respect to any option. Each award must be evidenced by an agreement that specifies the number of shares subject to the award, the exercise price, the option term and exercise periods, the vesting schedule and other terms the Compensation Committee may deem appropriate such as provisions relating to a change of control and vesting and forfeiture upon a participant's termination of employment. No dividend equivalents may be provided with respect to options.

The option exercise price may not be less than the fair market value of a share of our common stock on the grant date, and the option term may not exceed ten years. Options may be exercised by delivery of a notice of intent to purchase a specific number of shares. Payment may be made in cash or its equivalent, by tendering previously acquired shares of common stock, by means of a broker-assisted cashless exercise, or any combination of the foregoing.

Options may not be granted with a reload feature, which entitles the option holder to receive additional options when exercising options by tendering shares. The Compensation Committee may not reprice any options without stockholder approval, including the cancellation of options in exchange for options with a lower exercise price or for cash or other securities (other than in connection with certain corporate transactions involving NorthWestern or a change in control).

Share Appreciation Rights

The Plan permits the Compensation Committee to grant share appreciation rights. To date, no share appreciation rights have been granted under the Plan. Subject to the limits in the Plan, the Compensation Committee has discretion to determine the number of share appreciation rights to be awarded and the terms and conditions of the awards. The Plan prohibits the payment of dividends and dividend equivalents with respect to share appreciation rights. Each award is evidenced by an agreement that specifies the number of shares subject to the award, the base value of the award, the award's term and exercise periods, the vesting schedule and other terms the Compensation Committee may deem appropriate such as provisions relating to a change of control and vesting and forfeiture upon a participant's termination of employment. A share appreciation right's exercise price may not be less than the fair market value of a share of our common stock on the grant date, and a share appreciation right's term may not exceed ten years. No dividend equivalents may be provided with respect to share appreciation rights.

Share appreciation rights may be granted alone or in tandem with options or in any combination of these forms. Upon exercise of a share appreciation right, an employee will receive payment in an amount equal to the product of the excess of the fair market value of a share of our common stock on the date of exercise over the base value multiplied by the number of shares with respect to which the share appreciation right is exercised. The Compensation Committee may not reduce the exercise price of a share appreciation right without stockholder approval, including canceling a share appreciation right in exchange for an award with a lower exercise price or for cash or other securities (other than in connection with certain corporate transactions involving NorthWestern or a change in control).

Other Awards

The Compensation Committee may grant other awards which may include the payment of stock in lieu of cash, including cash payable under our other incentive or bonus programs, and the payment of cash based on attainment of performance goals established by the Compensation Committee. None of these other awards have been granted to date under the Plan.

Performance Goals

Certain awards under the Plan may be based on achievement of performance goals. These goals are established by the Compensation Committee and may be based on one or more of the following performance measures, which take into account the business or financial goals of the company, an affiliate or a business unit thereof:

- basic, diluted, or adjusted earnings per share;
- sales or revenue;
- returns on equity, assets, capital, revenue or similar measure;
- basic or adjusted net income;
- earnings before interest, taxes and other adjustments (in total or on a per share basis);
- economic value added;
- working capital;
- total stockholder return; and
- mergers, acquisitions, sales of assets.

The Compensation Committee determines the specific performance goals using the performance measures listed above or other performance measures, and such performance goals and measures may be absolute in their terms or measured against or in relationship to the performance of indices or other companies, including a peer group. In addition, the Compensation Committee will determine each performance measure, to the extent applicable, in accordance with generally accepted accounting principles as consistently applied by the company (or such other objective standard applied by the Compensation Committee). If so determined, the Compensation Committee may adjust such measure to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance measures may vary from period to period and from participant to participant, and the Compensation Committee may establish such measures on a stand-alone basis, in tandem or in the alternative.

Fungible Pool

Each share issued pursuant to any form of award under the Plan will reduce the number of shares available under the Plan by one share. Shares of stock underlying awards that are lapsed or forfeited restricted stock awards, that are expired or canceled, that are settled in cash, or that are otherwise settled without delivery of shares of stock will not be treated as having been issued under the Plan. Shares which are used to pay the exercise price for an option or share appreciation right and shares withheld to pay taxes will be treated as having been issued under the Plan. With respect to stock-settled share appreciation rights, the full number of shares underlying the exercised portion of the share appreciation right will be treated as having been issued under the Plan (regardless of the number of shares actually used to settle the share appreciation right upon exercise).

Limits on Awards

The Plan contains the following per-participant limitations on awards granted under the Plan:

- The total number of shares of stock with respect to which options or share appreciation rights may be granted in any calendar year to any participant may not exceed 200,000 shares.
- The maximum performance awards that may be received for any one performance period for any one participant may not exceed 200,000 shares.

Elective Share Withholding

Under the Plan, an employee is deemed to have directed the Company, in the absence of any other arrangement, to withhold shares with a fair market value in an amount required to satisfy the minimum federal, state and local tax withholding requirements upon the vesting of a performance share or performance share unit award, the exercise of an option or share appreciation right, the vesting of a restricted share or restricted share unit award, or any other taxable event in respect to an award granted under the Plan.

Limits on Transferability

In general, awards are not assignable or transferable other than by will or the laws of descent and distribution. The Compensation Committee, in its discretion may provide that an award, other than an incentive share option, may be transferred to certain family members or to a trust, foundation, or any other entity meeting certain ownership requirements.

Forfeitability

Unless otherwise provided by the Compensation Committee or in an award agreement, if a participant has a termination of employment, all awards will terminate and be forfeited on the date of such termination of employment. Typically, the Compensation Committee has prescribed that, subject to exceptions for death, disability and retirement, all unvested awards will terminate and be forfeited on the date of an employee’s termination of employment or failure to achieve specific performance goals.

Adjustments for Certain Events

The Compensation Committee will make proportional adjustments to the maximum number of shares of common stock that may be delivered under the Plan and to outstanding awards to reflect stock dividends, stock splits, spin-offs, rights offerings, recapitalizations, mergers, consolidations, reorganizations, liquidations, or similar events. In the event of a change of control, the Plan gives the Compensation Committee the discretion to accelerate the vesting of awards.

Amendment, Modification and Termination of the Plan

The Board may amend, alter, suspend, or terminate the Plan at any time and in any respect, provided that no amendment will (1) increase the total number of shares of common stock that can be issued under the Plan or (2) modify the repricing or replacement provisions of the Plan, unless in each instance the amendment is approved by our shareholders. No amendment, modification, or termination of the Plan may materially affect in an adverse way any award then outstanding under the Plan, without an employee's written consent, unless otherwise provided in the Plan or required by applicable law.

Duration of the Plan

The Plan will remain in effect until (1) the shares authorized for use under the Plan are exhausted or (2) April 30, 2031, whichever occurs first.

Federal Income Tax Consequences

The following is a general summary of the United States federal income tax consequences related to awards that have been or may be granted under the Plan. The federal tax laws may change, and the federal, state and local tax consequences for any employee will depend upon his or her individual circumstances. This summary does not address all potential tax consequences related to awards, such as estate and gift taxes, foreign taxes and state and local taxes.

Nonqualified Stock Options

Generally an employee will not have any taxable income, and we are not entitled to any deduction on the grant of a nonqualified stock option. Upon the exercise of a nonqualified stock option (or, generally, upon the exercise of an incentive stock option followed by a disqualifying disposition, described below), the employee recognizes ordinary income equal to the excess of the fair market value of the shares acquired over the option exercise price, if any, on the date of exercise. We are generally entitled to a deduction equal to the compensation taxable to the employee as ordinary income, except to the extent such deduction is limited by applicable provisions of the Internal Revenue Code. Any such income is also considered wages and, as such, is subject to income, Social Security and Medicare taxes. If an employee disposes of shares of our common stock acquired upon exercise of a nonqualified stock option in a taxable transaction, the employee will recognize capital gain or loss in an amount equal to the difference between the employee's basis in the shares sold and the total amount realized upon disposition.

Incentive Stock Options

Generally an employee does not recognize taxable income on the grant or exercise of an incentive stock option, and no federal income, Social Security, or Medicare taxes will be withheld upon such grant or exercise. However, the excess of the fair market value on the exercise date over the option exercise price is included in alternative minimum taxable income and thus may trigger alternative minimum tax.

Upon the disposition of shares of common stock acquired on exercise of an incentive stock option more than one year after the exercise date, and more than two years after the grant date, the employee will normally recognize a capital gain or loss, as the case may be. This gain or loss is measured by the difference between the common stock's sale price and the exercise price. We will not be entitled to a tax deduction on the grant or exercise of an incentive stock option or on the disposition of common stock acquired upon the exercise of an incentive stock option.

If, however, an employee disposes of the shares of common stock acquired upon the exercise of an incentive stock option either before the one year period after exercise, or before the two year period after the grant date, the difference between the exercise price of such shares and the lesser of (i) the fair market value of the shares on the date of exercise or (ii) the sale price will constitute compensation taxable to the employee as ordinary income. We are generally allowed a corresponding tax deduction equal to the amount of the compensation taxable to the employee. If the sale price of common stock exceeds the fair market value on the exercise date, the excess will be taxable to the employee as capital gain. We are not allowed a deduction with respect to any such capital gain recognized by the employee.

Use of Common Stock to Pay Option Exercise Price of Non-qualified Option

If an employee delivers previously acquired common stock in payment of all or part of the option exercise price of a nonqualified stock option, there will be no recognition of taxable income or loss of any appreciation or depreciation in value of the tendered common stock. The employee's tax basis in, and capital gain holding period for, the tendered stock carries over to an equal number of the option shares received. The fair market value of the shares received in excess of the tendered shares constitutes compensation taxable to the employee as ordinary income. We may be entitled to a tax deduction equal to the compensation income recognized by the employee.

Use of Common Stock to Pay Option Exercise Price of Incentive Stock Option

If an employee delivers previously acquired common stock in payment of all or part of the incentive stock option exercise price (other than stock acquired on exercise and not held for the required holding periods), the employee will not recognize as taxable income or loss any appreciation or depreciation in the value of the tendered stock after its acquisition date. The employee's tax basis in, and capital gain holding period for, the tendered stock carries over to an equal number of the option shares received. Shares received in excess of the tendered shares have a tax basis equal to the amount paid, if any, in excess of the tendered shares, and such shares' holding period will begin on the date of exercise.

If an employee delivers previously acquired common stock that was acquired upon the exercise of an incentive stock option that was not held for the required holding periods, ordinary income will be recognized by the employee, and we will generally be entitled to a corresponding compensation deduction. The employee's basis in the shares received in exchange for the tendered shares will be increased by the amount of ordinary income recognized.

Share appreciation rights

An employee will not have any taxable income on the grant of share appreciation rights. Upon the exercise of share appreciation rights, the employee recognizes ordinary income equal to the fair market value of the shares and cash received. We will be entitled to a corresponding compensation deduction. Any such ordinary income is also considered wages and, as such, is subject to income, Social Security and Medicare taxes. If share appreciation rights are settled in shares of our common stock, then upon a subsequent disposition of such shares the employee will recognize capital gain or loss in an amount equal to the difference between the employee's basis in the shares sold and the total amount realized upon disposition.

Unrestricted Shares and Restricted Share Awards

Generally, an employee will not have any taxable income on the grant of restricted stock, and we will not be entitled to a deduction at the time of grant. When shares of restricted stock are no longer subject to a substantial risk of forfeiture, the employee will recognize ordinary income in an amount equal to the fair market value of the shares, less the amount paid, if any, for the shares. Alternatively, an employee may elect to be taxed at the time of grant, in which case the employee will recognize ordinary income on the grant date equal to the fair market value of the shares on the grant date. In either case, we will generally be entitled to a deduction in an amount equal to the ordinary income recognized by the employee. Unless the employee elects to be taxed on the grant date of restricted stock, any dividends paid on restricted stock are taxed as ordinary income (rather than dividend income) to the employee and are deductible by us. If an employee elects to be taxed on the grant date of restricted stock, any dividends paid on the restricted stock will be taxed as dividend income, rather than ordinary income. With respect to unrestricted stock, an employee will recognize ordinary income at the time of grant in an amount equal to the fair market value of the stock on that date, and we will generally be entitled to a deduction in the same amount. Compensation with respect to restricted stock and unrestricted stock is subject to income, Social Security and Medicare taxes. Upon the disposition of any shares acquired pursuant to an unrestricted stock or restricted stock award, any gain or loss, based on the difference between the employee's basis in the shares sold and the total amount realized upon disposition, will be taxed as capital gain or loss.

Restricted Share Units, Performance Units and Performance Share Awards

An employee will not have any taxable income on the grant of restricted stock units, performance units, or performance stock. Upon the delivery of shares or payment of cash with respect to restricted stock units, performance units, or performance stock, the employee generally will be required to include as ordinary income in the year of receipt an amount equal to the cash received and/or the fair market value of shares of stock received, and we will be entitled to a deduction in an amount equal to the same amount. Compensation with respect to restricted stock units, performance units and performance stock is subject to income, Social Security and Medicare taxes. If shares of our common stock are received in settlement of any restricted stock units, performance units, or performance stock award, then upon a subsequent disposition of such shares the employee will recognize capital gain or loss in an amount equal to the difference between the employee's basis in the shares sold and the total amount realized upon disposition.

Internal Revenue Code Section 409A

Certain awards under the Plan, depending in part on the specific terms and conditions of such awards, may be considered "non-qualified deferred compensation" subject to the requirements of Internal Revenue Code section 409A, which regulates deferred compensation arrangements. If the terms of such awards do not meet the requirements of Internal Revenue Code section 409A, then the violation may result in an additional 20 percent tax obligation, plus penalties and interest for such participant.

Other Information

New Plan Benefits Resulting From Approval of Proposed Plan

It is not possible at this time to determine the benefits or amounts of awards that will be made in the future as a result of the increased number of shares of common stock authorized and the other revised provisions of the Proposed Plan.

The entire text of the Proposed Plan is set forth on the following pages.

NorthWestern Corporation
Amended and Restated
Equity Compensation Plan

Effective
March 10, 2005

Amended
October 31, 2007

Amended and Restated
February 23, 2011

Amended and Restated
April 8, 2011

Amended and Restated (and Renamed)
February 18, 2014

Amended and Restated
February 11, 2021

As approved by the Board of Directors
on February 11, 2021

NorthWestern Corporation
Amended and Restated
Equity Compensation Plan

1. Establishment, Purpose, and Types of Awards

NorthWestern Corporation (the "*Company*") previously established this equity-based incentive compensation plan as the "NorthWestern Corporation 2005 Long-Term Incentive Plan" and has renamed it the "NorthWestern Corporation Amended and Restated Equity Compensation Plan" (hereinafter referred to as the "*Plan*"), in order to provide incentives and awards to select Employees, Directors and Advisors of the Company and its Affiliates. Subject to shareholder approval at the 2021 annual meeting of shareholders, this amendment and restatement will be effective May 1, 2021.

The Plan permits the granting of the following types of awards ("*Awards*") according to the Sections of the Plan listed here:

Section 6	Performance Units
Section 7	Restricted Shares, Restricted Share Units and Unrestricted Shares
Section 8	Deferred Share Units
Section 9	Options
Section 10	Share Appreciation Rights

The Plan is not intended to affect and shall not affect any stock options, equity-based compensation, or other benefits that the Company or its Affiliates may have provided, or may separately provide in the future pursuant to any agreement, plan, or program that is independent of this Plan.

2. Defined Terms

Terms in the Plan that begin with an initial capital letter have the defined meaning set forth in *Appendix A*, unless defined elsewhere in this Plan or the context of their use clearly indicates a different meaning.

3. Shares Subject to the Plan

(a) *Maximum Shares Available Under the Plan.* Subject to adjustment pursuant to Section 13 of the Plan, the number of Shares that the Company may issue or transfer for all Awards under this Plan is 3,337,637, which number includes the 2,637,637 shares previously authorized for issuance under the Plan.

(b) *Share Counting Rules*.

(i) Subject to the following provisions of this Section 3(b), Shares that are subject to an Award that for any reason expires, is forfeited, is canceled, or becomes unexercisable, Shares that are subject to an Award that is settled for cash, and Shares that are for any other reason not paid or delivered under the Plan shall again, except to the extent prohibited by Applicable Law, be available for subsequent Awards under the Plan.

(ii) Notwithstanding anything to the contrary contained in this Section 3: (A) any Shares that the Company retains from otherwise delivering pursuant to an Award either (I) as payment of the exercise price of an Award, or (II) in order to satisfy the withholding or employment taxes due upon the grant, exercise, vesting, or distribution of an Award shall be considered issued or transferred pursuant to the Plan and will not be available for subsequent Awards under the Plan, (B) the number of Shares subject to a SAR, to the extent that it is exercised and settled in Shares, and whether or not all such Shares are actually issued or transferred to the Participant upon exercise of the SAR, shall be considered issued or transferred pursuant to the Plan and will not be available for subsequent Awards under the Plan, and (C) in the event that the Company repurchases Shares with Option proceeds, those Shares will not be available for subsequent Awards under the Plan.

(c) *Limit on Incentive Stock Options*. Notwithstanding the foregoing, but subject to adjustment pursuant to Section 13 below, the aggregate number of Shares that may be issued or transferred by the Company upon the exercise of Incentive Share Options will not exceed 3,337,637 Shares.

(d) *Conversion Awards, Etc*. Shares issued under Awards granted in connection with the conversion or assumption of, or substitution for, awards held by awardees of or relating to the stock or other equity interests of an entity acquired by or merged or otherwise affiliated with the Company or an Affiliate of the Company pursuant to a merger, acquisition or similar transaction ("*Conversion Awards*") will not reduce the aggregate number of Shares available for issuance under this Plan nor count against the other limitations under this Section 3, nor will Shares subject to a Conversion Award again be available for awards granted under this Plan as provided in the second paragraph of this Section 3. Additionally, in the event that an entity acquired by the Company or any Affiliate or with which the Company or any Affiliate otherwise combines has shares available for grant under a pre-existing plan that was approved by stockholders of such entity and was not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used, as permitted under Applicable Law, for awards granted under such pre-existing plan or this Plan and will not reduce the number of Shares available for issuance or transfer under this Plan; provided, that Awards granted under such pre-existing plan or this Plan using such available Shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and may only be made to individuals who were not employees of the Company or any Affiliate or directors of the Company prior to such acquisition or combination.

(e) *Director Compensation Limit*. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (determined as of the applicable Grant Date(s) in accordance with applicable financial accounting rules) of all Awards granted to any non-employee Director during any single calendar year for services in his or her capacity as such, taken together with any cash fees paid or payable to such Director during such calendar year, shall not exceed $650,000 (and for purposes of clarity, such Awards and fees will be taken into account in the calendar year granted or earned, notwithstanding any election by a Director to defer payment of any compensation to a later year).

4. Administration

(a) *General.* The Committee shall administer the Plan in accordance with its terms, provided that the Board may act in lieu of the Committee on any matter. The Committee shall hold meetings at such times and places as it may determine and shall make such rules and regulations for the conduct of its business as it deems advisable. In the absence of a duly appointed Committee or, subject to the requirements of Section 16(b) of the Exchange Act, if the Board otherwise chooses to act in lieu of the Committee, the Board shall function as the Committee for all purposes of the Plan.

(b) *Committee Composition*. The Committee shall initially consist of the Human Resources Committee of the Board of Directors. If and to the extent permitted by Applicable Law, the Committee may authorize one or more Reporting Persons (or other officers) to make Awards to Eligible Persons who are not Reporting Persons (or other officers whom the Committee has specifically authorized to make Awards). The Board may at any time appoint additional members to the Committee, remove and replace members of the Committee with or without Cause, and fill vacancies on the Committee however caused.

(c) *Powers of the Committee.* Subject to the provisions of the Plan, the Committee shall have the authority, in its sole discretion:

(i) to determine Eligible Persons to whom Awards shall be granted from time to time and the number of Shares, units, or SARs to be covered by each Award;

(ii) to determine, from time to time, the Fair Market Value of Shares;

(iii) to determine, and to set forth in Award Agreements, the terms and conditions of all Awards, including any applicable exercise or purchase price, the installments and conditions under which an Award shall become vested (which may be based on performance), terminated, expired, canceled, or replaced, and the circumstances for vesting acceleration or waiver of forfeiture restrictions, and other restrictions and limitations;

(iv) to approve the forms of Award Agreements and all other documents, notices and certificates in connection therewith which need not be identical either as to type of Award or among Participants;

(v) to construe and interpret the terms of the Plan and any Award Agreement, to determine the meaning of their terms, and to prescribe, amend, and rescind rules and procedures relating to the Plan and its administration;

(vi) in order to fulfill the purposes of the Plan and without amending the Plan, modify, cancel, or waive the Company's rights with respect to any Awards, to adjust or to modify Award Agreements for changes in Applicable Law, and to recognize differences in foreign law, tax policies, or customs (provided that, in accordance with the provisions of the Plan generally and Section 15(c) in particular, no repricing or other action described in Section 15(c) shall be permitted); and

(vii) to make all other interpretations and to take all other actions that the Committee may consider necessary or advisable to administer the Plan or to effectuate its purposes.

Subject to Applicable Law and the restrictions set forth in the Plan, the Committee may delegate administrative functions to individuals who are Reporting Persons, officers, or Employees of the Company or its Affiliates.

(d) *Deference to Committee Determinations.* The Committee shall have the discretion to interpret or construe ambiguous, unclear, or implied (but omitted) terms in any fashion it deems to be appropriate in its sole discretion, and to make any findings of fact needed in the administration of the Plan or Award Agreements. The Committee's prior exercise of its discretionary authority shall not obligate it to exercise its authority in a like fashion thereafter. The Committee's interpretation and construction of any provision of the Plan, or of any Award or Award Agreement, shall be final, binding, and conclusive. The validity of any such interpretation, construction, decision or finding of fact shall not be given de novo review if challenged in court, by arbitration, or in any other forum, and shall be upheld unless clearly arbitrary or capricious.

(e) *No Liability; Indemnification.* Neither the Board nor any Committee member, nor any Person acting at the direction of the Board or the Committee, shall be liable for any act, omission, interpretation, construction or determination made in good faith with respect to the Plan, any Award or any Award Agreement. The Company and its Affiliates shall pay or reimburse any member of the Committee, as well as any Director, Employee, or Advisor who takes action in connection with the Plan, for all expenses incurred with respect to the Plan, and to the full extent allowable under Applicable Law shall indemnify each and every one of them for any claims, liabilities, and costs (including reasonable attorney's fees) arising out of their good faith performance of duties under the Plan. The Company and its Affiliates may obtain liability insurance for this purpose.

(f) *Installments*. The right to a series of installment payments upon the distribution of an amount deferred pursuant to the Plan shall be treated as a right to a series of separate payments.

(g) *Compliance with Code Section 409A*. The provisions of the Plan dealing with amounts subject to Code Section 409A shall be interpreted and administered in accordance with Section 409A and the applicable guidance issued by the Department of the Treasury with respect to the application of Section 409A. Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or foreign tax law.

(h) Notwithstanding any provision of the Plan to the contrary, no payment subject to Code Section 409A, payable on account of a break in Continuous Service shall be made to a Participant who is a specified employee (within the meaning of Code Section 409A and the applicable guidance issued by the Department of the Treasury with respect to the application of Section 409A), as of the date of such Participant's break in Continuous Service, within the six-month period following such Participant's break in Continuous Service. Amounts to which such Participant would otherwise be entitled under the Plan during the first six months following the break in Continuous Service will be accumulated and paid on the first day of the seventh month following the Participant's break in Continuous Service.

(i) Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Code Section 409A) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Affiliates.

5. Eligibility

(a) *General Rule*. The Committee may grant all Awards other than ISOs to any Eligible Person. The Committee may grant ISOs only to Employees (including officers who are Employees) of the Company or an Affiliate that is a "parent corporation" or "subsidiary corporation" within the meaning of Section 424 of the Code. A Participant who has been granted an Award may be granted an additional Award or Awards if the Committee shall so determine, if such person is otherwise an Eligible Person and if otherwise in accordance with the terms of the Plan.

(b) *Grant of Awards*. Subject to the express provisions of the Plan, the Committee shall determine from the class of Eligible Persons those individuals to whom Awards under the Plan may be granted, the number of Shares subject to each Award, the price (if any) to be paid for the Shares or the Award and, in the case of Performance Units, in addition to the matters addressed in Section 10 below, the specific objectives, goals and performance criteria that further define the Performance Unit Award. Each Award shall be evidenced by an Award Agreement signed by the Company and, if required by the Committee, by the Participant. The Award Agreement shall set forth the material terms and conditions of the Award established by the Committee.

(c) *Limits on Awards*. No Participant may receive Options and SARs that relate to more than 200,000 Shares in any one year. The Committee will adjust these limitations pursuant to Section 13 below.

(d) *Replacement Awards*. Subject to Applicable Laws (including any associated shareholder approval requirements) and Section 15(c) of the Plan, the Committee may, in its sole discretion and upon such terms as it deems appropriate, require as a condition of the grant of an Award to a Participant that the Participant surrender for cancellation some or all of the Awards that have previously been granted to the Participant under this Plan or otherwise. An Award that is conditioned upon such surrender may or may not be the same type of Award, may cover the same (or a lesser or greater) number of Shares as such surrendered Award, may have other terms that are determined without regard to the terms or conditions of such surrendered Award, and may contain any other terms that the Committee deems appropriate. In the case of Options or SARs, these other terms may not involve an Exercise Price that is lower than the Exercise Price of the surrendered Option or SAR unless the Company's shareholders approve the grant itself or the program under which the grant is made pursuant to the Plan.

6. Performance Units

(a) *Performance Units*. Subject to the limitations set forth in paragraph (c) hereof, the Committee may in its discretion grant Performance Units to any Eligible Person and shall evidence such grant in an Award Agreement that is delivered to the Participant which sets forth the terms and conditions of the Award. A Performance Unit is an Award which is based on the achievement of specific goals with respect to the Company or any Affiliate or individual performance of the Participant, or a combination thereof, over a specified period of time. Notwithstanding anything in this Plan or an Award Agreement to the contrary, the Company shall not pay dividends or dividend equivalents currently on unvested Performance Units.

(b) *Limitations on Awards.* Subject to adjustment pursuant to Section 13 of the Plan, the maximum number of Shares that may be subject to Performance Unit Awards that any one Participant may receive for any one Performance Period shall not exceed 200,000 Shares.

(c) *Definitions*.

(i) "*Performance Measure*" means one or more criteria selected by the Committee to measure Company, Affiliate, business unit and/or individual performance for a Performance Period, whether in absolute or relative terms (including, without limitation, terms relative to a peer group or index or in a ratio or ratios or other relationship between one or more, or a combination thereof), which may include, but shall not be limited to, the following: basic, diluted, or adjusted earnings per share; sales or revenue; earnings before interest, taxes, and other adjustments (in total or on a per share basis); basic or adjusted net income; returns on equity, assets, capital, revenue or similar measure; economic value added; working capital; total shareholder return; and mergers, acquisitions, sales of assets of Affiliates or business units. Each such measure shall be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by the Company (or such other standard applied by the Committee) and, if so determined by the Committee, adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions and cumulative effects of changes in accounting principles. Performance Measures may vary from Performance Period to Performance Period and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative.

(ii) "*Performance Period*" means one or more periods of time (of not less than one fiscal year of the Company), as the Committee may designate, over which the attainment of one or more Performance Measure(s) will be measured for the purpose of determining a Participant's rights in respect of an Award.

(d) *No Dividend Equivalents on Unvested Performance Units*. Performance Units may provide for the payment of dividend equivalents, either in cash or in Shares, as determined by the Committee in its sole discretion and set forth in the related Award Agreement; *provided, however,* that any dividend equivalents with respect to unvested Performance Units shall be accumulated or deemed reinvested in additional Performance Units until such Award is earned and vested, and shall be subject to the same terms and conditions as the original Award (including the achievement of applicable Performance Measures and the satisfaction of service-based vesting conditions).

(e) *Deferral Elections*. At any time prior to the date that is at least six months before the close of a Performance Period (or any shorter period within such window that the Committee selects) with respect to an Award of Performance Units, the Committee may permit a Participant who is a member of a select group of management or highly compensated employees (within the meaning of Title I of ERISA) to irrevocably elect, on a form provided by the Company, to defer the receipt of all or a percentage of the cash or Shares that would otherwise be transferred to the Participant upon the vesting of such Award, provided that the following criteria are met:

(i) the applicable Performance Unit Award constitutes "performance-based compensation" within the meaning of Section 409A of the Code and Treasury Regulation Section 1.409A-1(e).

(ii) the Participant performs services continuously from a date no later than the date upon which the performance criteria are established through a date no earlier than the date upon which the Participant makes an initial deferral election;

(iii) the performance criteria must be established in writing no later than ninety (90) days after the commencement of the Performance Period; and

(iv) in no event may an election to defer Performance Units or Performance Compensation be made after such compensation has become both substantially certain to be paid and readily ascertainable.

If the Participant makes this election, the cash or Shares subject to the election, and any associated interest and dividends, shall be credited to an account established pursuant to Section 8 hereof on the date such cash or Shares would otherwise have been released or issued to the Participant pursuant to Section 6(a) above and the applicable Award Agreement.

(f) *Certain Performance Compensation Awards*. With respect to any Award that was granted under the Plan on or prior to November 2, 2017 and that was designated by the Committee at the time of such grant as a "Performance Compensation Award", the provisions of the Plan as in effect on November 2, 2017 shall continue to apply to any such Performance Compensation Award, solely to the extent necessary to preserve the treatment of such Performance Compensation Award as "qualified performance-based compensation" under the provisions of Section 162(m) of the Code as in effect prior to the effective date of the Tax Cuts and Jobs Act of 2017.

7. Restricted Shares, Restricted Share Units and Unrestricted Shares

(a) *Grants.* The Committee may in its discretion grant Restricted Shares to any Eligible Person and shall evidence such grant in an Award Agreement that is delivered to the Participant and that sets forth the number of Restricted Shares, the purchase price for such Restricted Shares (if any) and the terms upon which the Restricted Shares may become vested. In addition, the Company may in its discretion grant Restricted Share Units to any Eligible Person and shall evidence such grant in an Award Agreement that is delivered to the Participant which sets forth the number of Shares (or formula, that may be based on future performance or conditions, for determining the number of Shares) that the Participant shall be entitled to receive upon vesting and the terms upon which the Shares subject to a Restricted Share Unit may become vested. The Committee may condition any Award of Restricted Shares or Restricted Share Units to a Participant on receiving from the Participant such further assurances and documents as the Committee may require to enforce the restrictions. In addition, the Committee may grant Awards of Unrestricted Shares or may provide for the issuance of Unrestricted Shares pursuant to any program under which one or more Eligible Persons (selected by the Committee in its discretion) may elect to receive Unrestricted Shares in lieu of cash bonuses or other cash compensation that would otherwise be paid.

(b) *Vesting and Forfeiture*. The Committee shall set forth in an Award Agreement granting Restricted Shares or Restricted Share Units, the terms and conditions under which the Participant's interest in the Restricted Shares or the Shares subject to Restricted Share Units will become vested and non-forfeitable. Except as set forth in the applicable Award Agreement or the Committee otherwise determines, upon termination of a Participant's Continuous Service for any other reason, the Participant shall forfeit his or her Restricted Shares and Restricted Share Units; provided that if a Participant purchases the Restricted Shares and forfeits them for any reason, the Company shall return the purchase price to the Participant only if and to the extent set forth in an Award Agreement.

(c) *Issuance of Restricted Shares Prior to Vesting*. Except as set forth in the applicable Award Agreement or the Committee otherwise determines, the Company shall issue, in electronic book-entry form, Restricted Shares to an account for the Participant who is awarded Restricted Shares which shall be maintained by the Company's transfer agent or such other administrator designated by the Committee for the deposit of such Restricted Shares. Such Restricted Stock shall bear a legend or notation referring to such restrictions. Except as set forth in the applicable Award Agreement or the Committee otherwise determines, the Company's transfer agent or such other administrator designated by the Committee shall hold such Restricted Shares and any dividends that accrue with respect to Restricted Shares pursuant to Section 7(e) below.

(d) *Issuance of Shares upon Vesting*. As soon as practicable after vesting of a Participant's Restricted Shares (or Shares underlying Restricted Share Units) and the Participant's satisfaction of applicable tax withholding requirements, the Company shall release to the Participant, free from the vesting restrictions, one Share for each vested Restricted Share (or issue one Share free of the vesting restriction for each vested Restricted Share Unit), unless an Award Agreement provides otherwise. No fractional shares shall be distributed, and cash shall be paid in lieu thereof.

(e) *Dividends and Dividend Equivalents Contingent Upon Vesting*. Whenever Shares are released to a Participant or duly-authorized transferee pursuant to Section 7(d) above as a result of the vesting of Restricted Shares or the Shares underlying vested Restricted Share Units are issued to a Participant pursuant to Section 7(d) above, such Participant or duly-authorized transferee also shall be entitled to receive (unless otherwise provided in the Award Agreement), with respect to each Share released or issued upon or following vesting of the Award, an amount equal to any cash dividends (plus, in the discretion of the Committee, simple interest at a rate as the Committee may determine) and a number of Shares equal to any stock dividends, which were declared and paid to the holders of Shares between the Grant Date and the date such Share is released from the vesting restrictions in the case of Restricted Shares or issued in the case of vested Restricted Share Units.

(f) *Section 83(b) Elections*. A Participant may make an election under Section 83(b) of the Code (the "*Section 83(b) Election*") with respect to Restricted Shares.

(g) *Deferral Elections*. The Committee may permit a Participant who is a member of a select group of management or highly compensated employees (within the meaning of Title I of ERISA) to irrevocably elect to defer all or a percentage of the Shares that would otherwise be transferred to the Participant upon the vesting of such Award in accordance with this Section 7(g). Except as otherwise provided in this Section 7(g), an Award of Restricted Shares or Restricted Share Units awarded with respect to services to be performed by a Participant during a calendar year may be deferred at the election of the Participant only if the election to defer such Award is made and becomes irrevocable consistent with the terms of either (i) the NorthWestern Corporation 2009 Officers Deferred Compensation Plan or (ii) the NorthWestern Corporation 2005 Deferred Compensation Plan for Non-Employee Directors, as applicable.

In the case of the first year in which an Eligible Person becomes eligible to participate in the Plan (as defined in section 1.409A-1(c) of the final Treasury Regulations or the corresponding provision in subsequent guidance issued by the Department of the Treasury to include any other plan that would be considered together with this Plan as the same plan), as permitted by the Committee, the Eligible Person may make an initial deferral election within thirty (30) days after the date the Eligible Person becomes eligible to participate in the Plan, with respect to an Award of Restricted Shares or Restricted Share Units awarded with respect to services to be performed by the Eligible Person subsequent to the election.

In the case of an Award of Restricted Shares or Restricted Share Units that is subject to a vesting condition requiring the Participant to continue to provide services for a period of at least 12 months from the date of the Award, as permitted by the Committee, the Participant may make a deferral election provided that the election is made consistent with the terms of either (i) the NorthWestern Corporation 2009 Officers Deferred Compensation Plan or (ii) the NorthWestern Corporation 2005 Deferred Compensation Plan for Non-Employee Directors, as applicable (disregarding vesting on death or disability).

Any election to defer Awards pursuant to this Section 7(g) shall be on a form provided by the Company. If a Participant makes an election to defer under this Section 7(g), the notional Shares subject to the election, and any associated dividend equivalents and interest, shall be credited to an account established pursuant to Section 8 hereof on the date such Shares would otherwise have been released or issued to the Participant pursuant to Section 7(d) above.

8. Deferred Share Units

(a) *Elections to Defer.* The Committee may permit any Eligible Person who is a Director, Advisor or member of a select group of management or highly compensated employees (within the meaning of Title I of ERISA) to irrevocably elect, on a form provided by the Company (the "*Election Form*"), to forego the receipt of cash or other compensation (including the Shares deliverable pursuant to any Award other than Restricted Shares for which a Section 83(b) Election has been made), and in lieu thereof to have the Company credit to an internal Plan account (the "*Account*") a number of deferred share units ("*Deferred Share Units*") having a Fair Market Value equal to the Shares and other compensation deferred. These credits will be made at the end of each calendar month during which compensation is deferred. Each Election Form shall take effect on the first day of the next calendar year (or on the first day of the next calendar month in the case of an initial election by a Participant who is first eligible to defer hereunder taking into account the rules of Treasury Regulation Section 1.409A.1(c) described in Section 7(g) above) after its delivery to the Company, subject to Section 7(g) regarding deferral of Restricted Shares and Restricted Share Units and to Section 6(e) regarding deferral of Performance Units, unless the Company sends the Participant a written notice explaining why the Election Form is invalid within five business days after the Company receives it. Notwithstanding the foregoing sentence: (i) Election Forms shall be ineffective with respect to any compensation that a Participant earns based on services performed before the date on which the Company receives the Election Form, and (ii) the Committee may unilaterally make awards in the form of Deferred Share Units, regardless of whether or not the Participant foregoes other compensation.

(b) *Vesting*. Unless an Award Agreement expressly provides otherwise, each Participant shall be 100% vested at all times in any Shares subject to Deferred Share Units.

(c) *Issuances of Shares*. The Company shall provide a Participant with one Share for each Deferred Share Unit in five substantially equal annual installments that shall begin within 90 days of the date on which the Participant's Continuous Service terminates and are distributable on each of the first four anniversaries thereof, *unless* –

(i) the Participant has properly elected a different form of distribution, on a form provided by the Company, that permits the Participant to select any combination of a lump sum and annual installments that are completed within ten years following termination of the Participant's Continuous Service, and

(ii) the Company received the Participant's distribution election form at the time the Participant elects to defer the receipt of cash or other compensation pursuant to Section 8(a), provided that such election may be changed through any subsequent election that (A) is delivered to the Administrator at least twelve months before the date on which distributions are otherwise scheduled to commence pursuant to the Participant's election and does not take effect for at least twelve months, (B) defers the commencement of distributions by at least five years from the originally scheduled commencement date and (c) does not extend any payment beyond the tenth anniversary of the termination of the Participant's Continuing Service.

Fractional shares shall not be issued, and instead shall be paid out in cash.

(d) *Crediting of Dividends*. Whenever Shares are issued to a Participant pursuant to Section 8(c) above, such Participant shall also be entitled to receive, with respect to each Share issued, a number of Shares the value of which is equal to the amount of any cash dividends (based on the Fair Market Value of a Share on the date of the payment of the dividend), and a number of Shares equal to any stock dividends which were declared and paid to the holders of Shares between the Grant Date and the date such Share is issued. Any fractional shares shall be settled in cash.

(e) *Hardship Distributions from Accounts.* In the event a Participant suffers a Hardship, the Participant may apply to the Committee for an immediate distribution of all or a portion of the Participant's Account. The amount of any distribution hereunder shall be limited to the amount necessary to relieve the Participant's Hardship, plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which the Hardship is or may be relieved through reimbursement or compensation by insurance or otherwise, by liquidation of the Participant's assets (to the extent the liquidation of such assets would not itself cause severe financial hardship), or by cessation of the Participant's deferrals under the Plan. The Committee shall determine whether a Participant has a qualifying Hardship and the amount which qualifies for distribution, if any. The Committee may require evidence of the purpose and amount of the need, and may establish such application or other procedures as it deems appropriate. Notwithstanding the foregoing, a financial need shall not constitute a Hardship unless it is for at least $100,000 for all Participants (or the entire vested principal amount of the Participant's Accounts, if less). "*Hardship*" means an unforeseeable emergency resulting in financial hardship of the Participant or beneficiary due to an illness or accident of the Participant or beneficiary, a spouse of the Participant or beneficiary or of a dependent (as defined in Code Section 152(a)) of a Participant or beneficiary; loss of the Participant's or the beneficiary's property due to casualty, or other similar or extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant or beneficiary. Whether a Participant or beneficiary is faced with an unforeseeable emergency permitting a distribution under the Plan shall be determined based upon the relevant facts and circumstances of each case, but in any case, its distribution shall not be allowed to the extent that such hardship is or may be relieved through reimbursement or compensation from insurance or otherwise, by liquidation of the Participant's assets to the extent liquidation of such assets would not cause a severe financial hardship or be cessation of deferrals under the Plan. The amount of a distribution on account of a hardship shall be limited to the amount reasonably necessary to satisfy the emergency need plus amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from the distribution.

(f) *Unsecured Rights to Deferred Compensation.* A Participant's right to Deferred Share Units shall at all times constitute an unsecured promise of the Company to pay benefits as they come due. The right of the Participant or the Participant's duly-authorized transferee to receive benefits hereunder shall be solely an unsecured claim against the general assets of the Company. Neither the Participant nor the Participant's duly-authorized transferee shall have any claim against or rights in any specific assets, shares, or other funds of the Company.

9. Option Awards

(a) *Types; Documentation*. The Committee may in its discretion grant ISOs to any Employee and Non-ISOs to any Eligible Person, and shall evidence any such grants in an Award Agreement that is delivered to the Participant. Each Option shall be designated in the Award Agreement as an ISO or a Non-ISO, and the same Award Agreement may grant both types of Options. At the sole discretion of the Committee, any Option may be exercisable, in whole or in part, immediately upon the grant thereof, or only after the occurrence of a specified event, or only in installments, which installments may vary. Options granted under the Plan (and any related Award Agreement) may contain such terms and provisions consistent with the Plan that the Committee shall deem advisable in its sole and absolute discretion; provided that the Company shall not pay dividends or dividend equivalents with respect to any Option.

(b) *ISO $100,000 Limitation.* To the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as ISOs first become exercisable by a Participant in any calendar year (under this Plan and any other plan of the Company or any Affiliate) exceeds $100,000, such excess Options shall be treated as Non-ISOs. For purposes of determining whether the $100,000 limit is exceeded, the Fair Market Value of the Shares subject to an ISO shall be determined as of the Grant Date. In reducing the number of Options treated as ISOs to meet the $100,000 limit, the most recently granted Options shall be reduced first. In the event that Section 422 of the Code is amended to alter the limitation set forth therein, the limitation of this Section 9(b) shall be automatically adjusted accordingly.

(c) *Term of Options*. Each Award Agreement shall specify a term at the end of which the Option automatically expires, subject to earlier termination provisions contained in Section 9(h) hereof; provided, that, the term of any Option may not exceed ten years from the Grant Date. In the case of an ISO granted to an Employee who is a Ten Percent Holder on the Grant Date, the term of the ISO shall not exceed five years from the Grant Date.

(d) *Exercise Price.* The exercise price of an Option shall be determined by the Committee in its discretion and shall be set forth in the Award Agreement, provided that (i) if an ISO is granted to an Employee who on the Grant Date is a Ten Percent Holder, the per Share exercise price shall not be less than 110% of the Fair Market Value per Share on the Grant Date, and (ii) for all other Options, such per Share exercise price shall not be less than 100% of the Fair Market Value per Share on the Grant Date.

(e) *Exercise of Option*. The Committee shall in its sole discretion determine the times, circumstances, and conditions under which an Option shall be exercisable, and shall set them forth in the Award Agreement. The Committee shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any such leave approved by the Company.

(f) *Minimum Exercise Requirements*. An Option may not be exercised for a fraction of a Share. The Committee may require in an Award Agreement that an Option be exercised as to a minimum number of Shares, provided that such requirement shall not prevent a Participant from purchasing the full number of Shares as to which the Option is then exercisable.

(g) *Methods of Exercise.* Prior to its expiration pursuant to the terms of the applicable Award Agreement, and subject to the times, circumstances and conditions for exercise contained with the applicable Award Agreement, each Option may be exercised, in whole or in part (provided that the Company shall not be required to issue fractional shares), by delivery of written notice of exercise to the secretary of the Company accompanied by the full exercise price of the Shares being purchased. In the case of an ISO, the Committee shall determine the acceptable methods of payment on the Grant Date and it shall be included in the applicable Award Agreement. The methods of payment that the Committee may in its discretion accept or commit to accept in an Award Agreement include:

(i) cash or check payable to the Company (in U.S. dollars);

(ii) other Shares that (A) are owned by the Participant who is purchasing Shares pursuant to an Option, (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is being exercised, (C) are all, at the time of such surrender, free and clear of any and all claims, pledges, liens and encumbrances, or any restrictions which would in any manner restrict the transfer of such shares to or by the Company (other than such restrictions as may have existed prior to an issuance of such Shares by the Company to such Participant), and (D) are duly endorsed for transfer to the Company;

(iii) a cashless exercise program that the Committee may approve, from time to time in its discretion, pursuant to which a Participant may concurrently provide irrevocable instructions (A) to such Participant's broker or dealer to effect the immediate sale of the purchased Shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the exercise price of the Option plus all applicable taxes required to be withheld by the Company by reason of such exercise, and (B) to the Company to deliver the certificates for the purchased Shares directly to such broker or dealer in order to complete the sale; or

(iv) any combination of the foregoing methods of payment.

The Company shall not be required to deliver Shares pursuant to the exercise of an Option until payment of the full exercise price therefore is received by the Company.

(h) *Termination of Continuous Service*. The Committee may establish and set forth in the applicable Award Agreement the terms and conditions on which an Option shall remain exercisable, if at all, following termination of a Participant's Continuous Service. Subject to Section 15 hereof, the Committee may waive or modify these provisions at any time. To the extent that a Participant is not entitled to exercise an Option at the date of his or her termination of Continuous Service, or if the Participant (or other person entitled to exercise the Option) does not exercise the Option to the extent so entitled within the time specified in the Award Agreement or below in sub-paragraphs (i) through (v), as applicable, the Option shall terminate and the Shares underlying the unexercised portion of the Option shall revert to the Plan and become available for future Awards. In no event may any Option be exercised after the expiration of the Option term as set forth in the Award Agreement.

The following provisions shall apply to the extent an Award Agreement does not specify the terms and conditions upon which an Option shall terminate when there is a termination of a Participant's Continuous Service:

(i) *Termination other than Upon Disability, Death, Retirement or for Cause.* In the event of termination of a Participant's Continuous Service (other than as a result of Participant's death, disability, Retirement or termination for Cause), the Participant shall have the right to exercise an Option at any time within 90 days following such termination to the extent the Participant was entitled to exercise such Option at the date of such termination.

(ii) *Disability.* In the event of termination of a Participant's Continuous Service as a result of his or her being Disabled, the Participant shall have the right to exercise an Option at any time within one year following such termination to the extent the Participant was entitled to exercise such Option at the date of such termination.

(iii) *Retirement.* In the event of termination of a Participant's Continuous Service as a result of a Participant's Retirement, the Participant shall have the right to exercise the Option at any time within six months following such termination to the extent the Participant was entitled to exercise such Option at the date of such termination.

(iv) *Death.* In the event of the death of a Participant during the period of Continuous Service since the Grant Date of an Option, or within 30 days following termination of the Participant's Continuous Service, the Option may be exercised, at any time within one year following the date of the Participant's death, by the Participant's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the right to exercise the Option had vested at the date of death or, if earlier, the date the Participant's Continuous Service terminated.

(v) *Cause.* If the Committee determines that a Participant's Continuous Service terminated due to Cause, the Participant shall immediately forfeit the right to exercise any Option, and it shall be considered immediately null and void.

(i) *Reverse Vesting.* The Committee in its sole and absolute discretion may allow a Participant to exercise unvested Options, in which case the Shares then issued shall be Restricted Shares having analogous vesting restrictions to the unvested Options.

(j) *Buyout Provisions*. Subject to Section 15(c) of the Plan, the Committee may at any time offer to buy out an Option, in exchange for a payment in cash or Shares, based on such terms and conditions as the Committee shall establish and communicate to the Participant at the time that such offer is made.

10. Share Appreciation Rights (SARs)

(a) *Grants*. The Committee may in its discretion grant Share Appreciation Rights to any Eligible Person, in any of the following forms:

(i) *SARs Related to Options*. The Committee may grant SARs either concurrently with the grant of an Option or with respect to an outstanding Option, in which case the SAR shall extend to all or a portion of the Shares covered by the related Option. Each SAR shall entitle the Participant who holds the related Option, upon exercise of the SAR and surrender of the related Option, or portion thereof, to the extent the SAR and related Option each were previously unexercised, to receive payment of an amount determined pursuant to Section 10(e) below. Any SAR granted in connection with an ISO will contain such terms as may be required to comply with the provisions of Section 422 of the Code and the regulations promulgated thereunder.

(ii) *SARs Independent of Options*. The Committee may grant SARs which are independent of any Option subject to such conditions as the Committee may in its discretion determine, which conditions will be set forth in the applicable Award Agreement.

(iii) *Limited SARs*. The Committee may grant SARs exercisable only upon or in respect of a Change in Control or any other specified event, and such limited SARs may relate to or operate in tandem or combination with or substitution for Options or other SARs, or on a stand-alone basis, and may be payable in cash or Shares based on the spread between the exercise price of the SAR, and (A) a price based upon or equal to the Fair Market Value of the Shares during a specified period, at a specified time within a specified period before, after or including the date of such event, or (B) a price related to consideration payable to the Company's shareholders generally in connection with the event.

(b) *Exercise Price*. The per Share exercise price of a SAR shall be determined in the sole discretion of the Committee, shall be set forth in the applicable Award Agreement, and shall be no less than 100% of the Fair Market Value of one Share. The exercise price of a SAR related to an Option shall be the same as the exercise price of the related Option. The exercise price of a SAR shall be subject to the special rules on pricing contained in Sections 9(d) and 9(j) hereof.

(c) *Exercise of SARs*. Unless the Award Agreement provides otherwise, a SAR related to an Option will be exercisable at such time or times, and to the extent, that the related Option will be exercisable; provided that the Award Agreement shall not, without the approval of the shareholders of the Company, provide for a vesting period for the exercise of the SAR that is more favorable to the Participant than the exercise period for the related Option. A SAR may not have a term exceeding 10 years from its Grant Date. A SAR granted independently of any other Award will be exercisable pursuant to the terms of the Award Agreement, but shall not, without the approval of the shareholders of the Company, provide for a vesting period for the exercise of the SAR that is more favorable to the Participant than the exercise period for the related Option. Whether a SAR is related to an Option or is granted independently, the SAR may only be exercised when the Fair Market Value of the Shares underlying the SAR exceeds the exercise price of the SAR.

(d) *Effect on Available Shares*. The number of Shares subject to a SAR, to the extent that the SAR is exercised and settled in Shares, and whether or not all such Shares are actually issued to the Participant upon exercise of the SAR, shall be charged against the maximum number of Shares that may be delivered pursuant to Awards under this Plan. The number of Shares subject to the SAR and the related Option of the Participant will also be reduced by the number of underlying Shares as to which the exercise relates.

(e) *Payment.* Upon exercise of a SAR related to an Option and the attendant surrender of an exercisable portion of any related Award, the Participant will be entitled to receive payment of an amount determined by multiplying –

(i) the excess of the Fair Market Value of a Share on the date of exercise of the SAR over the exercise price per Share of the SAR, by

(ii) the number of Shares with respect to which the SAR has been exercised.

Notwithstanding the foregoing, a SAR granted independently of an Option (i) may limit the amount payable to the Participant to a percentage, specified in the Award Agreement but not exceeding one-hundred percent (100%), of the amount determined pursuant to the preceding sentence, and (ii) shall be subject to any payment or other restrictions that the Committee may at any time impose in its discretion, including restrictions intended to conform the SARs with Section 409A of the Code.

(f) *Form and Terms of Payment*. Subject to Applicable Law, the Committee may, in its sole discretion, settle the amount determined under Section 10(e) above solely in cash, solely in Shares (valued at their Fair Market Value on the date of exercise of the SAR), or partly in cash and partly in Shares. In any event, cash shall be paid in lieu of fractional Shares. Absent a contrary determination by the Committee, all SARs shall be settled in cash as soon as practicable after exercise. Notwithstanding the foregoing, the Committee may, in an Award Agreement, determine the maximum amount of cash or Shares or combination thereof that may be delivered upon exercise of a SAR.

(g) *Termination of Employment or Consulting Relationship*. The Committee shall establish and set forth in the applicable Award Agreement the terms and conditions on which a SAR shall remain exercisable, if at all, following termination of a Participant's Continuous Service. The provisions of Section 9(h) above shall apply to the extent an Award Agreement does not specify the terms and conditions upon which a SAR shall terminate when there is a termination of a Participant's Continuous Service.

(h) *Buy-out*. Subject to Section 15(c) of the Plan, the Committee has the same discretion to buy-out SARs as it has to take such actions pursuant to Section 9(j) above with respect to Options.

(i) *No Dividends*. Notwithstanding anything to the contrary in this Plan, the Company shall not pay dividends or dividend equivalents with respect to any SAR.

11. Taxes

(a) *General.* As a condition to the issuance or distribution of Shares pursuant to the Plan, the Participant (or in the case of the Participant's death, the person who succeeds to the Participant's rights) shall make such arrangements as the Company may require for the satisfaction of any applicable federal, state, local or foreign withholding tax obligations that may arise in connection with the Award and the issuance of Shares. The Company shall not be required to issue any Shares until such obligations are satisfied. If the Committee allows the withholding of Shares to satisfy a Participant's tax withholding obligations, the Committee shall not allow the Company to withhold Shares in an amount that exceeds the maximum statutory tax withholding rates for the applicable taxing jurisdictions, including payroll taxes.

(b) *Default Rule for Employees.* Except as otherwise may be provided in an Award Agreement, an Employee shall be deemed to have directed the Company to withhold whole shares and collect from his or her cash compensation an amount sufficient to satisfy the fractional share amounts for such tax obligations from the next payroll payment otherwise payable after the date of the exercise of an Award.

(c) *Special Rules.* In the case of an Employee where the next payroll payment is not sufficient to satisfy such tax obligations, with respect to any remaining tax obligations, in the absence of any other arrangement and to the extent permitted under the Applicable Law, the Employee shall be deemed to have elected to have the Company withhold from the Shares or cash to be issued pursuant to an Award that number of Shares having a value equal to the amount of taxes required to be withheld, as determined by the Company.

(d) *Income Taxes and Deferred Compensation.* Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including any taxes arising under Section 409A of the Code), and the Company shall not have any obligation to indemnify or otherwise hold any Participant harmless from any or all of such taxes. The Administrator shall have the discretion to organize any deferral program, to require deferral election forms, and to grant or to unilaterally modify any Award in a manner that (i) conforms with the requirements of Section 409A of the Code with respect to compensation that is deferred and that vests after December 31, 2004, (ii) voids any Participant election to the extent it would violate Section 409A of the Code, and (iii) causes the issuance of the Shares subject to the Award (provided that the Committee has determined that issuance of such Shares at the time of vesting is not a "permissible distribution event" within the meaning of Section 409A of the Code) to be automatically deferred until the earliest date on which issuance of the Shares in unrestricted form will constitute a permissible distribution event pursuant to paragraphs (i), (ii), (iii), (v), or (iv) of Section 409A(a)(2)(A) of the Code. The Administrator shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the Plan and all Awards.

12. Non-Transferability of Awards

(a) *General.* Except as set forth in this Section 12, or as otherwise approved by the Committee for a select group of management or highly compensated Employees, Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of for value in any manner other than by will or by the laws of descent or distribution. The designation of a beneficiary by a Participant will not constitute a transfer. An Award may be exercised, during the lifetime of the holder of an Award, only by such holder, the duly-authorized legal representative of a Participant who is Disabled, or a transferee permitted by this Section 12.

(b) *Limited Transferability Rights.* Notwithstanding anything else in this Section 12, the Committee may in its discretion provide that an Award, other than an ISO, may be transferred, on such terms and conditions as the Committee deems appropriate, either (i) by instrument to the Participant's Immediate Family, (ii) by instrument to an inter vivos or testamentary trust (or other entity) in which the Award is to be passed to the Participant's designated beneficiaries, or (iii) by gift to charitable institutions. Any transferee of a Participant's rights shall succeed to and be subject to all of the terms of the Plan and the Award Agreement (and any amendments thereto) granting the transferred Award.

13. Adjustments Upon Changes in Capitalization, Merger or Certain Other Transactions

(a) *Adjustments*. The Committee will make or provide for such adjustments in the numbers of Shares covered by outstanding Awards, in the Exercise Price provided in outstanding Options and SARs, and in the kind of shares covered thereby, as the Committee, in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of Participants that otherwise would result from (i) any stock dividend, stock split, combination of shares, recapitalization, reclassification or other change in the capital structure of the Company, (ii) any merger, consolidation, spin-off, split- off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (iii) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee, in its discretion, may provide in substitution for any or all outstanding Awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced in a manner that complies with Code Section 409A. In addition, for each Option or SAR with an Exercise Price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its sole discretion elect to cancel such Option or SAR without any payment to the person holding such Option or SAR. The Committee also will make or provide for such adjustments in the numbers of Shares specified in Section 3 or Section 6(c) of this Plan as the Committee in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 13(a); provided, however, that any such adjustment to the number specified in Section 9(b) will be made only if and to the extent that such adjustment would not cause any Option intended to qualify as an ISO to fail to so qualify. In any case, such substitution of securities shall not require the consent of any person who is granted Options pursuant to the Plan. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be required to be made with respect to, the number or price of Shares subject to any Award.

(b) *Dissolution or Liquidation.* In the event of the dissolution or liquidation of the Company other than as part of a Change in Control, each Award will terminate immediately prior to the consummation of such action, subject to the ability of the Committee to exercise any discretion authorized in the case of a Change in Control.

(c) *Change in Control.* In the event of a Change in Control, the following shall occur:

(i) The Committee, in its sole discretion, exercised in good faith, may determine to accelerate the vesting of Awards so that Awards shall vest (and, to the extent applicable, become exercisable) as to the Shares that otherwise would have been unvested and provide that repurchase rights of the Company with respect to Shares issued upon exercise of a Grant shall lapse as to the Shares subject to such repurchase right; or

(ii) The Committee shall arrange or otherwise provide for the payment of cash or other consideration to Participants in exchange for the satisfaction and cancellation of outstanding Awards.

Notwithstanding the above, in the event a Participant holding a Grant assumed or substituted by the acquiring or continuing corporation (or a parent corporation thereof) (the "Successor Corporation") in a Change in Control is Involuntarily Terminated by the Successor Corporation in connection with, or within 12 months following consummation of, the Change in Control, then any assumed or substituted Grant held by the terminated Participant at the time of termination shall accelerate and become fully vested, and any repurchase right applicable to any Shares shall lapse in full. The acceleration of vesting and lapse of repurchase rights provided for in the previous sentence shall occur immediately prior to the effective date of the Participant's termination.

(d) *Certain Distributions.* In the event of any distribution to the Company's shareholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Company) without receipt of consideration by the Company, the Committee may, in its discretion, appropriately adjust the price per Share covered by each outstanding Award to reflect the effect of such distribution.

14. Time of Granting Awards.

The date of grant ("*Grant Date*") of an Award shall be the date on which the Committee makes the determination granting such Award or such later date as is determined by the Committee, provided that in the case of an ISO, the Grant Date shall be the later of the date on which the Committee makes the determination granting such ISO or the date of commencement of the Participant's employment relationship with the Company.

15. Modification of Awards and Substitution of Options.

(a) *Modification, Extension, and Renewal of Awards*. Within the limitations of the Plan, the Committee may modify an Award to accelerate the rate at which an Option or SAR may be exercised (including, without limitation, permitting an Option or SAR to be exercised in full without regard to the installment or vesting provisions of the applicable Award Agreement or whether the Option or SAR is at the time exercisable, to the extent it has not previously been exercised), to accelerate the vesting of any Award, to extend or renew outstanding Awards. Notwithstanding the foregoing provision, no modification of an outstanding Award shall materially and adversely affect such Participant's rights thereunder, unless either the Participant provides written consent or there is an express provision in the Plan or the Award Agreement permitting the Committee to act unilaterally to make the modification.

(b) *Substitution of Options.* Notwithstanding any inconsistent provisions or limits under the Plan, in the event the Company or an Affiliate acquires (whether by purchase, merger or otherwise) all or substantially all of outstanding capital stock or assets of another corporation or in the event of any reorganization or other transaction qualifying under Section 424 of the Code, the Committee may, in accordance with the provisions of that Section, substitute Options for options under the plan of the acquired company provided (i) the excess of the aggregate fair market value of the shares subject to an option immediately after the substitution over the aggregate option price of such shares is not more than the similar excess immediately before such substitution and (ii) the new option does not give persons additional benefits, including any extension of the exercise period.

(c) *No Repricing or Replacement Without Shareholder Approval*. Except in connection with a corporate transaction or event described in Section 13 of the Plan, the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or SARs, and outstanding Options or SARs may not be canceled, exchanged, bought-out, replaced or surrendered in exchange for cash, other Awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs without shareholder approval. This Section 15(c) is intended to prohibit the repricing of "underwater" Options and SARs without shareholder approval and will not be construed to prohibit the adjustments provided for in Section 13 of the Plan. Notwithstanding any provision of the Plan to the contrary, this Section 15(c) may not be amended without approval by the Company's shareholders.

16. Term of Plan.

The Plan shall continue in effect through and including April 30, 2031, unless the Plan is sooner terminated under Section 17 below.

17. Amendment and Termination of the Plan.

(a) *Authority to Amend or Terminate.* Subject to Applicable Laws and the other provisions of the Plan, the Board may from time to time amend, alter, suspend, discontinue, or terminate the Plan.

(b) *Effect of Amendment or Termination.* No amendment, suspension, or termination of the Plan shall materially and adversely affect Awards already granted unless either it relates to an adjustment pursuant to Section 13 above, or it is otherwise mutually agreed between the Participant and the Committee, which agreement must be in writing and signed by the Participant and the Company. Notwithstanding the foregoing, the Committee may amend the Plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof.

18. Conditions Upon Issuance of Shares.

Notwithstanding any other provision of the Plan or any agreement entered into by the Company pursuant to the Plan, the Company shall not be obligated, and shall have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with Applicable Law, with such compliance determined by the Company in consultation with its legal counsel.

19. Reservation of Shares.

The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

20. Controlling Law.

All disputes relating to or arising from the Plan shall be governed by the internal substantive laws (and not the laws of conflicts of laws) of the State of Delaware, to the extent not preempted by United States federal law. If any provision of this Plan is held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions shall continue to be fully effective.

21. Laws and Regulations.

(a) *U.S. Securities Laws.* This Plan, the grant of Awards, and the exercise of Options and SARs under this Plan, and the obligation of the Company to sell or deliver any of its securities (including, without limitation, Options, Restricted Shares, Restricted Share Units, Deferred Share Units, and Shares) under this Plan shall be subject to all Applicable Law. In the event that the Shares are not registered under the Securities Act of 1933, as amended (the "*Act*"), or any applicable state securities laws prior to the delivery of such Shares, the Company may require, as a condition to the issuance thereof, that the persons to whom Shares are to be issued represent and warrant in writing to the Company that such Shares are being acquired by him or her for investment for his or her own account and not with a view to, for resale in connection with, or with an intent of participating directly or indirectly in, any distribution of such Shares within the meaning of the Act, and a legend to that effect may be placed on the certificates representing the Shares.

(b) *Other Jurisdictions*. The Company may adopt rules and procedures relating to the operation and administration of this Plan to accommodate the specific requirements of local laws.

22. No Shareholder Rights.

Neither a Participant nor any transferee of a Participant shall have any rights as a shareholder of the Company (such as voting or dividend rights) with respect to any Shares underlying any Award until the date of transfer of such Shares, by issuance of a share certificate or by book entry, to a Participant or a transferee of a Participant in accordance with the Company's governing instruments and Applicable Law.

23. No Employment Rights.

The Plan shall not confer upon any Participant any right to continue an employment, service or consulting relationship with the Company, nor shall it affect in any way a Participant's right or the Company's right to terminate the Participant's employment, service, or consulting relationship at any time, with or without Cause.

24. Awards Subject to Compensation Recovery Policy.

Awards granted under the Plan shall be subject to forfeiture or repayment pursuant to the terms of any applicable compensation recovery policy maintained by the Company from time to time, including any such policy that may be adopted or amended to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act or any rules or regulations issued by the Securities and Exchange Commission or applicable securities exchange.

Appendix A: Definitions

As used in the Plan, the following definitions shall apply:

"Advisor" means any person, including an advisor, who is engaged by the Company or any Affiliate to render services and is compensated for such services and who is neither an Employee nor a Director.

"Affiliate" means, with respect to any Person (as defined below), any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, "control," when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person or the power to elect directors, whether through the ownership of voting securities, by contract or otherwise; and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

"Applicable Law" means the legal requirements relating to the administration of options and share-based plans under applicable U.S. federal and state laws, the Code, any applicable stock exchange or automated quotation system rules or regulations, and the applicable laws of any other country or jurisdiction where Awards are granted, as such laws, rules, regulations and requirements shall be in place from time to time.

"Award" means any award made pursuant to the Plan, including awards made in the form of a Performance Unit, a Restricted Share, a Restricted Share Unit, an Unrestricted Share, a Deferred Share Unit, an Option, and a SAR, or any combination thereof, whether alternative or cumulative, authorized by and granted under this Plan.

"Award Agreement" means any written document setting forth the terms of an Award that has been authorized by the Committee. The Committee shall determine the form or forms of documents to be used, and may change them from time to time for any reason. An Award Agreement may be in an electronic medium and may be limited to notation on the books and records of the Company.

"Board" means the Board of Directors of the Company.

"Cause" for termination of a Participant's Continuous Service will exist if the Participant is terminated from employment or other service with the Company or an Affiliate for any of the following reasons: (i) the Participant's willful failure to substantially perform his or her duties and responsibilities to the Company or deliberate violation of a material Company policy; (ii) the Participant's commission of any material act or acts of fraud, embezzlement, dishonesty, or other willful misconduct; (iii) the Participant's material unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's willful and material breach of any of his or her obligations under any written agreement or covenant with the Company.

The Committee shall in its discretion determine whether or not a Participant is being terminated for Cause. The Committee's determination shall, unless arbitrary and capricious, be final and binding on the Participant, the Company, and all other affected persons. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's employment or consulting relationship at any time, and the term "Company" will be interpreted herein to include any Affiliate or successor thereto, if appropriate.

"Change in Control" means the happening of any of the following events:

(i) An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); excluding, however, the following: (1) any acquisition directly from the

Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation or other Person controlled by the Company or (4) any acquisition by any corporation or other Person pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this Section 9(b) provided, however, that it shall not be deemed a Change of Control if the Person acquires beneficial ownership of 35% or more of the Outstanding Company Common Stock or Outstanding Company Voting Securities solely as a result of an acquisition by the Company of shares of Common Stock, until such time thereafter as such Person shall become the beneficial owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock; or

(ii) A change in the composition of the Board such that the individuals who, as of January 1, 2021, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, for purposes of this Section 9(b), that any individual who becomes a member of the Board subsequent to January 1, 2021, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of those individuals then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

(iii) Consummation of a reorganization, merger, share exchange or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), excluding, however, such a Business Combination pursuant to which (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the outstanding shares of common stock or equity interests and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or other controlling persons as the case may be, of the corporation or other Person resulting from such Business Combination (including, without limitation, a corporation or other Person which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (other than the corporation or other Person resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation or other Person resulting from such Business Combination) beneficially owns, directly or indirectly, 35% or more of, respectively, the outstanding shares of common stock or equity interests of the corporation or other Person resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed with respect to the Company prior to the Business Combination and (3) at least a majority of the members of the board of directors or other governing body of the corporation or other Person resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or the action of the Board, providing for such Business Combination; or

(iv) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Committee" means the Human Resources Committee of the Board of Directors or one or more committees or subcommittees of the Board appointed by the Board to administer the Plan in accordance with Section 4 above. Each individual member of the Committee shall be independent in accordance with any applicable standards and/or regulations adopted by the Nasdaq Stock Market (or, if not listed on such exchange, on any other national securities exchange on which the Shares are listed). With respect to any decision relating to a Reporting Person, the Committee shall consist of two or more Directors who are disinterested within the meaning of Rule 16b-3.

"Company" means NorthWestern Corporation, a Delaware corporation; provided, however, that in the event the Company reincorporates to another jurisdiction, all references to the term "Company" shall refer to the Company in such new jurisdiction.

"Continuous Service" means the absence of any interruption or termination of service as an Employee, Director or Advisor. Continuous Service shall not be considered interrupted in the case of: (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; (iv) changes in status from Director to advisory director or emeritus status; or (iv) in the case of transfers between locations of the Company or between the Company, its Affiliates, or their respective successors. In the event of Retirement, Continuous Service will end on an Employee's last day worked, even though an Employee may receive approval to extend their actual termination date by using accrued paid leave. A change in status between service as an Employee, Director, and an Advisor may not, in and of itself, mandate a determination that an interruption of Continuous Service has occurred. For an Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code, whether an interruption in Continuous Service has occurred which shall constitute an event triggering payment under the Plan shall be determined and administered in accordance with Section 409A and the applicable guidance issued by the Department of the Treasury with respect to the application of Section 409A.

"Deferred Share Units" mean Awards pursuant to Section 8 of the Plan.

"Director" means a member of the Board, or a member of the board of directors of an Affiliate.

"Disability" means, with respect to a Participant, the Participant is: (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months; (ii) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company; or (iii) determined to be totally disabled by the Social Security Administration."

"Eligible Person" means any Advisor, Director or Employee and includes non-Employees to whom an offer of employment has been extended.

"Employee" means any person whom the Company or any Affiliate classifies as an employee (including an officer) for employment tax purposes. The payment by the Company of a director's fee to a Director shall not be sufficient to constitute "employment" of such Director by the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means, as of any date (the "Determination Date") means: (i) the closing price of a Share on the Nasdaq Stock Market (or, if not listed on such exchange, on any other national securities exchange on which the Shares are listed), on the Determination Date, or, if shares were not traded on the Determination Date, then on the nearest preceding trading day during which a sale occurred; or (ii) if such stock is not readily tradable on an established securities market, the fair market value established in good faith by the Board using the reasonable application of a reasonable valuation method consistent with Code Section 409A and the regulations promulgated thereunder.

"Grant Date" has the meaning set forth in Section 14 of the Plan.

"Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

"Incentive Share Option or ISO" hereinafter means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable Award Agreement.

"Involuntary Termination" means termination of a Participant's Continuous Service under the following circumstances occurring on or after a Change in Control: (i) termination without Cause by the Company or an Affiliate or successor thereto, as appropriate; or (ii) subject to the following sentence, voluntary termination by the Participant within 60 days following (A) a material reduction in the Participant's job responsibilities, provided that neither a mere change in title alone nor reassignment to a substantially similar position shall constitute a material reduction in job responsibilities; (B) an involuntary relocation of the Participant's work site to a facility or location more than 50 miles from the Participant's principal work site at the time of the Change in Control; or (C) a material reduction in Participant's total compensation other than as part of an reduction by the same percentage amount in the compensation of all other similarly-situated Employees, Directors or Advisors. A termination described in clause (ii) of the preceding sentence shall be considered an Involuntary Termination only if (Y) the Participant provides the Company written notice of the existence of the circumstances described in clause (ii) of the preceding sentence within 10 days of the existence of such circumstances and (Z) the Company fails to cure the existence of such circumstances within 30 days of the Company's receipt of such notice.

"Non-ISO" means an Option not intended to qualify as an ISO, as designated in the applicable Award Agreement.

"Option" means any stock option granted pursuant to Section 9 of the Plan.

"Participant" means any holder of one or more Awards, or the Shares issuable or issued upon exercise of such Awards, under the Plan.

"Performance Unit" means Awards granted pursuant to Section 6(a) of the Plan which may be paid in cash, in Shares, or such combination of cash and Shares as the Committee in its sole discretion shall determine.

"Person" means any natural person, association, trust, business trust, cooperative, corporation, general partnership, joint venture, joint-stock company, limited partnership, limited liability company, real estate investment trust, regulatory body, governmental agency or instrumentality, unincorporated organization or organizational entity.

"Plan" means this NorthWestern Corporation Equity Compensation Plan.

"Reporting Person" means an officer, Director, or greater than ten percent shareholder of the Company within the meaning of Rule 16a-2 under the Exchange Act, who is required to file reports pursuant to Rule 16a-3 under the Exchange Act.

"Restricted Shares" mean Shares transferred to an Eligible Person pursuant to Section 7 of the Plan that are subject to restrictions upon transfer and vesting conditions constituting a substantial risk of forfeiture.

"Restricted Share Units" mean Awards pursuant to Section 7 of the Plan representing an agreement by the Company to transfer shares to an Eligible Person in the future, after the satisfaction of vesting conditions set out in the Award Agreement.

"Retirement" means a termination of the Participant's Continuous Service with the Company after the Participant has (a) attained age 50 and completed at least five years of Continuous Service or (b) attained age 65. "Retirement" shall exclude any termination of the Participant's Continuous Service for Cause.

"Rule 16b-3" means Rule 16b-3 promulgated under the Exchange Act, as amended from time to time, or any successor provision.

"SAR" or "Share Appreciation Right" means Awards granted pursuant to Section 10 of the Plan.

"Share" means a share of common stock of the Company, as adjusted in accordance with Section 13 of the Plan.

"Ten Percent Holder" means a person who owns stock representing more than ten percent (10%) of the combined voting power of all classes of stock of the Company or any Affiliate.

"Unrestricted Shares" mean Shares awarded pursuant to Section 7 of the Plan of Shares that are fully vested and transferable as of the Date of Grant.

Proxy Statement Glossary

The list below defines the various terms, abbreviations, and acronyms used in this proxy statement.

AGA	American Gas Association
Board	Board of Directors of NorthWestern Corporation
CD&A	Compensation Discussion and Analysis
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COBRA	Consolidated Omnibus Budget Reconciliation Act
Code of Conduct	Code of Conduct and Ethics
Company	NorthWestern Corporation d/b/a NorthWestern Energy
Compensation Committee	Human Resources Committee
Deloitte	Deloitte & Touche LLP
Director Deferred Plan	NorthWestern Corporation 2005 Deferred Compensation Plan for Non-Employee Directors
Equity Compensation Plan or Plan	NorthWestern Corporation Amended and Restated Equity Compensation Plan (f/k/a NorthWestern Corporation Amended and Restated 2005 Long-Term Incentive Plan), effective July 1, 2014, and approved by shareholders on April 24, 2014
EPS	Earnings per share
ERM	Enterprise Risk Management and Business Continuity Programs
ERRP	Executive Retention / Retirement Program
ESG	Environmental, social, and governance
Exchange Act	Securities and Exchange Act of 1934, as amended
Executive Officer	The Named Executive Officers and other executives responsible for company policy, strategy and operations. For 2020, there were eight executive officers serving on our executive team.
GAAP	Generally accepted accounting principles
Governance Committee	Nominating and Governance Committee
Key Employee Severance Plan	NorthWestern Corporation Key Employee Severance Plan, effective Oct. 19, 2016
LTIP	Long-Term Incentive Program
NACD	National Association of Corporate Directors
Named Executive Officer	The CEO, CFO, and the three most highly compensated officers, other than the CEO and CFO, who were serving as executive officers at the end of 2020. Our named executive officers for 2020 are identified in the Compensation Discussion and Analysis section of this proxy statement.
Nasdaq	The Nasdaq Stock Market LLC
NorthWestern, our, us, or we	NorthWestern Corporation d/b/a NorthWestern Energy
NYSE	New York Stock Exchange
Officer Deferred Plan	NorthWestern Corporation 2009 Officer Deferred Compensation Plan
OSHA	Occupational Safety and Health Administration
Our	NorthWestern Corporation d/b/a NorthWestern Energy
PCAOB	Public Company Accounting Oversight Board
Proposed Plan	Updated Equity Compensation Plan subject to approval by shareholders in Proposal 3
Record Date	February 22, 2021
ROAE	Return on average equity
SAIDI	System Average Interruption Duration Index
SEC	Securities and Exchange Commission
TSR	Total shareholder return


NorthWestern
Energy
Delivering a Bright Future

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